UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2012

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2011 to September 30, 2011)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

Starting in the first quarter of 2011, SK Telecom Co., Ltd. (the “Company”) prepares and reports its financial statements under the International Financial Reporting Standards as adopted for use in Korea (“K-IFRS”). The transition date of the Company and its consolidated companies to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s quarterly business report for the nine months ended September 30, 2011 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication and satellite broadcasting services	386,573	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	311,322	Material
PAXNet Co., Ltd.	May 18, 1999	Database and online information services	35,863
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	131,789	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	16,380
Ntreev Soft Co., Ltd.	Dec. 1, 2003	Development and supply of online and mobile games and software	34,485
SK i-media Co., Ltd.	Aug. 7, 2006	Development and supply of online and mobile games and software	5,169
Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	42,142
SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,083,938	Material
Broadband D&M Co., Ltd.	Feb. 5, 1998	Management of telecommunication facilities	10,844	Material
Broadband Media Co., Ltd.	Aug. 25, 2005	Telemarketing services	126,278	Material
Broadband CS Co., Ltd.	Oct. 1, 1998	Call center operation	7,526
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	48,170
2nd Benex Focus Investment Fund	Dec. 12, 2008	Investment partnership	23,171
Open Innovation Fund	Dec. 22, 2008	Investment partnership	44,713
PS&Marketing Corporation	Apr. 3, 2009	Resale of telecommunication services	246,574	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	36,742
Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	29,706
Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	32,955
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	37,562

Name	Date of Establishment	Principal Business	Total Asset as of Dec. 31, 2010 (millions of Won)	Material Subsidiary
Sky Property Mgmt., Ltd.	Jun. 20, 2007	Real estate rental	567,480	Material
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	13,759
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	49,115	Material
SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	51,909
YTK Investment Ltd.	Jul. 1, 2010	Investment	39,645
SK Telecom Global Investment B.V	Jul. 3, 2008	Investment	42,290
Atlas Investment	Jun. 24, 2011	Investment	0
Service-in Co., Ltd.	Apr. 4, 2011	Internet service operation	0
B&CP Co., Ltd.	Dec. 7, 2009	Software development	0
Technology Innovation Partners, LP	Jun. 24, 2011	Investment	0
SK China Real Estate Co., Limited	Mar. 19, 2009	Real estate investment	295
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	0

A. Corporate Legal Business Name: SK Telecom Co., Ltd.

B. Date of Incorporation: March 29, 1984

C. Location of Headquarters

(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2) Phone: +82-2-6100-2114

(3) Website: http://www.sktelecom.com

D. Major Businesses

(1) Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld device, affordable pricing, network coverage and an extensive contents library. With the commencement of services employing LTE technology, the Company expects to be able to provide its wireless subscribers with access to high-quality video contents and services, interactive multimedia games and other new services. The Company is also actively fostering the growth of 11th Street, T Store and commerce markets that it believes have a strong growth potential in open platform environments. The Company is also exploring new business opportunities with strong growth potential, such as message services, “SNS” services, “N Screen-based Personal Media” and other services. In the business-to-business services, the Company is planning to strengthen strategic alliances to develop and commercialize industry-specific custom solutions in healthcare, education and other industries.

(2) Fixed-line Business

Our broadband and fixed-line services are largely carried out by SK Broadband, which is a material consolidated subsidiary of SK Telecom. SK Broadband is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes the following services provided by certain other subsidiaries of SK Telecom subject to consolidation under K-IFRS: multimedia services and IP TV services (Broadband Media Co., Ltd.); telemarketing services (Broadband CS Co., Ltd.); and telecommunications-related construction and lease services (Broadband D&M Co., Ltd.).

(3) Other Businesses

SK Communications, a material consolidated subsidiary of SK Telecom, provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications is display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in greatly expanded advertiser base, and the increasing variety in the format of advertising have all contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, games and other contents services. In addition, SK Communications receives revenue from its services agreement with SK Telecom in connection with operation of WAP wireless NATE services. SK I-Media, Co., Ltd., a subsidiary of SK Communications, is engaged in software development and distribution, Internet contents services, and providing Internet systems solutions.

See “II. Business Overview” for more information.

E. Credit Ratings

(1) Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 24, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 26, 2009	Corporate bond	AAA	Korea Ratings	Regular rating
June 30, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 22, 2010	Corporate bond	AAA	Korea Ratings	Regular rating
June 29, 2010	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2010	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating
May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating
June 13, 2011	Corporate bond	AAA	NICE Investors Service Co, Ltd.	Regular rating
June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(2) Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating
December 15, 2009	CP	A1	Korea Ratings	Regular rating
December 30, 2009	CP	A1	Korea Investors Service, Inc.	Regular rating
December 30, 2009	CP	A1	Korea Information Services, Inc.	Regular rating
June 22, 2010	CP	A1	Korea Ratings	Current rating
June 29, 2010	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Current rating

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
December 16, 2010	CP	A1	Korea Ratings	Regular rating
December 27, 2010	CP	A1	Korea Investors Service, Inc.	Regular rating
December 29, 2010	CP	A1	NICE Investors Service Co, Ltd.	Regular rating
May 27, 2011	CP	A1	Korea Ratings	Current rating
June 13, 2011	CP	A1	NICE Investors Service Co, Ltd.	Current rating
June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company (Credit rating range)	Rating type
April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating
April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating
April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating

2. Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

A. Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B. Significant Changes in Management

At the 27th General Shareholders’ Meeting held on March 11, 2011, (1) Sung Min Ha and Jin Woo So were elected as inside directors, (2) Rak Yong Uhm, Jay Young Chung and Jae Ho Cho were re-elected as independent directors, and (3) Jay Young Chung and Jae Ho Cho were re-elected as members of the audit committee. Man Won Jung and Ki Haeng Cho resigned from the Board on March 11, 2011. At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Board to transfer to an affiliate of the Company.

C. Change in Company Name

On September 22, 2008, SK Broadband, one of our material consolidated subsidiaries, changed its name to SK Broadband Co., Ltd. from Hanaro Telecom Co., Ltd. to facilitate the sharing of SK Group’s corporate culture and brand. Similarly, on September 22, 2008, Broadband Media Co., Ltd., another of our material consolidated subsidiaries, changed its name to Broadband Media Co., Ltd. from Hanaro Media Co., Ltd.

D. Mergers, Acquisitions and Restructuring

[SK Telink Co., Ltd.]

(1) Merger

On July 22, 2010, the board of directors approved the merger of TU Media Corp. into SK Telink Co., Ltd. effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications Co., Ltd.]

(1) Merger

On June 25, 2007, the board of directors resolved to cause SK Communications Co., Ltd. to merge into Empas Corp., effective as of November 1, 2007. We believe this merger helped to strengthen our competitiveness in the portal services market. In the merger, one share of the former SK Communications was converted into 3.5732182 shares of Empas.

(2) Spin off

On August 6, 2008, the board of directors resolved to spin off its video education business to create Etoos Co., Ltd., effective as of November 1, 2008. The spin off was intended to help the Company to better focus on its core businesses and to give each of our business divisions greater autonomy in making operational decisions based on technical expertise specific to the respective business division.

(3) Acquisition

1. Acquisition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of our board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd., a subsidiary of ours, for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of our board of directors.

3. Acquisition of the Spicus division

Pursuant to the July 23, 2009 resolution of our board of directors, SK Communications sold the Spicus division, the Company’s telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(4) Disposition of shares

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of our board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds.

E. Other Important Matters related to Management Activities

[SK Telecom]

(1) Interim dividend

On July 28, 2011, the board of directors resolved to declare interim dividends as follows:

1)	Payment of interim dividends: cash dividend of Won 1,000 per share (Total dividend amount: Won 71,094,999,000)

2)	Market dividend rate: 0.63%

3)	Record date: June 30, 2011

4)	Date of dividend payment : Within 20 days following the resolution of the board of directors

(2) Share buy-back

In accordance with the resolution of the Company’s board of directors on July 19, 2011, the Company repurchased 1,400,000 shares of treasury stock to stabilize share price and enhance shareholder value. For more details, please see public disclosures made on July 20, 2011 and October 5, 2011 regarding the repurchase.

(3) Leak of personal information

In July 2011, a leak of personal information of subscribers of Nate and Cyworld websites operated by SK Communications Co., Ltd., the Company’s consolidated subsidiary, occurred. Two lawsuits (total claim of Won 9 million) demanding compensation for damages from the leak were filed and five payment orders (total payment amount of Won 7 million) were issued by the courts against SK Communications in connection with the leak.

(4) Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail

Method of Spin-off	Simple vertical spin-off

Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)

Effective Date	October 1, 2011

Set forth below is summary of financial position before and after the spin-off. (in millions of Won)

Description	Before spin-off (As of September 30, 2011)	After spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

Schedule of spin-off

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off or Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(5) Acquisition of Shares of Hynix Semiconductor

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company decided to purchase 146,100,000 shares of Hynix Semiconductor Inc. (estimated aggregate purchase price of Won 3,426,675 million) on February 14, 2012 in order to acquire the control of Hynix Semiconductor. All shares (including existing shares and newly-issues shares) will be purchased with cash, and the Company will have a 21.05% equity interest in Hynix Semiconductor after the purchase.

[SK Broadband]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolution of our shareholders.

3. Total Number of Shares

A. Total number of shares

(As of September 30, 2011)				(Unit: shares)
Classification	Share type			Remarks
	Common shares	—	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	11,050,712	—	11,050,712	—
VI. Number of shares outstanding (IV-V)	69,694,999	—	69,694,999	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury stock. The Company repurchased 1.4 million shares of treasury stock from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury stock, please see public disclosures made on July 20, 2011 and October 5, 2011.

B. Treasury Stock

(1) Acquisitions and Dispositions of Treasury Stocks

(As of September 30, 2011)								(Unit: Shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	5,686,028	1,400,000	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Appraisal rights of dissenting shareholder	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—

		Sub-total	Common shares	5,686,028	1,400,000	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—

		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—

Total			Common shares	9,650,712	1,400,000	—	—	11,050,712

			Preferred shares	—	—	—	—	—

*	Among 11,050,712 shares directly acquired by the Company, 2,192,102 shares were deposited with the Korea Securities Depository as of September 30, 2011 for issuance upon conversion of the overseas convertible bonds.

4. Status of Voting Rights

(As of September 30, 2011)			(Unit: shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—

Number of shares without voting rights (B)	Common share	11,050,712	Treasury shares
	Preferred share	—
Shares with restricted voting rights under the Korean law (C)	—	—	—
Shares with reestablished voting rights (D)	—	—	—
The number of shares with exercisable voting right s (E = A - B - C + D)	Common share	69,694,999	—
	Preferred share	—

5. Dividends and Others

A. Dividends

(1)	Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.

(2)	Distribution of cash dividends was approved during the 26th General Meeting of Shareholders held on March 12, 2010.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(3)	Distribution of interim dividends of Won 1,000 was approved during the 318th Board of Directors’ Meeting on July 22, 2010.

(4)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(5)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

B. Dividends for the Last 3 Fiscal Years

(Unit: in millions of Won, except per share value)
Classification		As of and for the nine months ended September 30, 2011	As of and for the year ended December 31, 2010	As of and for the year ended December 31, 2009
Par value per share (Won)		500	500	500
Net income		1,423,741	1,410,968	1,288,340
Net income per share (Won)		20,083	19,612	17,808

Total cash dividend		71,095	669,534	680,043

Total stock dividends		—	—	—

Percentage of cash dividend to available income (%)		—	47.5	52.8
Cash dividend yield ratio (%)	Common share	0.6	5.4	5.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

Prepared based on non-consolidated financial statements. Net income per share means basic net income per share.

*	Total cash dividend of Won 680,043 million for the year ended December 31, 2009 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 669,534 million for the year ended December 31, 2010 includes the total interim dividend amount of Won 72,345 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total amount of interim dividend for the nine months ended September 30, 2011 was Won 71,095 million, and the interim cash dividend amount per share was Won 1,000.

II.	BUSINESS

Each company in consolidated entity is separate as a legal entity providing independent services and products. The business is majorly distinguished as a wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, a fixed line telecommunication business consisting of PSTN, high speed Internet, data and network lease service etc. and other telecommunication business composing of Internet portal service, game etc.

1. Business Overview

[Wireless Business]

A. Industry Characteristics

As of September 30, 2011, the number of domestic mobile phone subscribers reached 52.12 million and, with more than 100% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, the penetration rate is expected to increase further due to increased use of mobile phones by corporate users resulting from the rapid growth of smart phone markets, as well as the increasing popularity of high-tech mobile devices based on wireless data services such as tablet PC.

The Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced handsets including various smart phones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite Digital Multimedia Broadcasting (“DMB”), digital home services, connected workforce services and other related services. In addition, through HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, the B2B business directly resulting in the enhancement of productivity, such as the corporate “connected workforce” business, is expected to grow rapidly.

B. Growth Potential

				(Unit: 1,000 persons)
Classification		As of September 30, 2011	As of December 31,
			2010	2009	2008	2007
	SK Telecom	26,421	25,705	24,270	23,032	21,968
Number of subscribers	Others (KT, LGU+)	25,697	25,062	23,675	22,575	21,529

	Total	52,118	50,767	47,944	45,607	43,497

(Source: Korea Communications Commission website)

C. Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. In addition, sales revenue related to data services is expected to increase due to the increasing popularity of smart phones and wireless Internet. Business-to-business segment that creates added values by adding additional solutions and applications is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

(As of September 30, 2011)				(Unit: %)
Classification	As of September 30, 2011	As of December 31,
		2010	2009	2008
Mobile communication services	50.7	50.6	50.6	50.5

Comparative market share:

(As of September 30, 2011)			(Unit: %)
Classification	SK Telecom	KT	LG U+
Market share	50.7	31.5	17.9

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

The Company’s wireless business, seeking to become the “Global Convergence Leader”, achieved robust operating results in the third quarter of 2011 due to solid growth in new subscribers, an increase in demand for smart phones, vigorous activity in wireless Internet area and the Company’s fundamental strengths. The Company maintained its leadership in wireless Internet market by commencing the LTE service for the first in Korea, while preparing for new growth in global platform business.

As of September 30, 2011, the Company had approximately 26.42 million wireless subscribers throughout Korea and a 50.7% market share of the wireless market in Korea in terms of the number of subscribers. The Company plans to establish its leadership among users of smart phones by introducing various mobile platforms and streamlining the subscription process and pricing structures to enable subscribers to easily access their mobile content from multiple devices. The Company also plans to maintain its leadership in wireless Internet market by providing innovative user interface for content access and through investment in data networks, network sharing and support of the content production.

The Company has begun the popularization of smart phones and its smart phone subscribers reached 10 million as of the end of October 2011. The Company’s LTE subscribers are increasing as planned, as sales are vitalized by an expanded lineup of premium LTE handsets. The Company is also providing unrivaled network coverage as it has expanded network coverage to inside buildings and underground. The Company plans to expand its LTE coverage to 28 cities from January 2012, and expects such expansion will lead to an increase in sales throughout the nation and accelerate the growth of LTE and table PC users.

SK Planet, which was officially established on October 1, 2011, has started its work with the vision of “Global Platform Innovator” and with core values of “Human,” “Unique” and “Global.” T store has reached 10 million subscribers after two years of rapid growth, which resulted from various policies to support application developers and build ecosystem. T store will further cooperate with business partners as the subscriber base grows. T store also plans to expand to China, Taiwan and Japan.

11th Street has recently increased its market share in Korea to approximately 30% and has recorded operating profit from June 2011. In addition, 11th Street is the leader with 42% market share in the mobile commerce market, which is showing rapid growth. 11th Street will strengthen its competitiveness by launching “Open Shopping Gateway” in 2011 that combines open market, general shopping mall and professional shopping mall.

The Company also expects the growth of business to business (“B2B”) sector. The Company is generating tangible results in B2B sector by developing new business models for different industries, such as health care and education, as well as developing B2B solutions and increasing its influence in B2B lease-line business.

[Fixed Line Business]

A. Industry Characteristics

The Korean telecommunications industry is currently characterized by the introduction of smartphones, tablet computers and other devices with enhanced mobility and the advent of cloud computing, mobile offices and other information and communications technology. In addition, mergers among fixed-line operators and wireless operators have accelerated the convergence within the telecommunications sector, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market. Spurred on by the introduction of various bundled products , growth in the subscriber base for IP TV services and a paradigm shift in the voice telephone market towards Internet-based telephone services, the broadband and fixed-line telecommunications market is playing a key role in the accelerated consolidation of the service providers as well as heightened competition in a growing market. The increased usage of smartphones and tablet PCs, as well as the commercialization of the fourth generation LTE network, has greatly increased the demand for wireless data transmissions, thereby putting into greater relief the importance of fixed-line networks.

We believe the transition to digital TV services will accelerate in 2012 when analog open air TV broadcast will terminate. We expect stronger competition in new services such as smart TVs and various convergence products, such as smartphones and N Screen services employing tablet computers.

Satellite DMB service has characteristics of both broadcasting and telecommunication services. It is characterized as satellite broadcasting because it broadcasts the same programming to multiple users through the satellite network, while it has characteristics of telecommunication because it provides two-way communication service through handsets. Satellite DMB service can be compared to broadcasting media, such as terrestrial radio and television, cable television and satellite broadcasting, as well as telecommunication media, such as the Internet and wireless telephone, and convergence media, such as wireless portal and terrestrial DMB service.

B. Growth Potential

(Unit: 1,000 persons)

Classification		As of September 30, 2011	As of December 31,
			2010	2009
	High Speed Internet	17,754	17,224	16,348
Fixed Line Subscribers	Fixed Line	18,775	19,273	20,089
	IPTV	3,332	2,740	1,742

(Source: Korea Communications Commission website)

C. Domestic and Overseas Market Conditions

The broadband and fixed-line telecommunications market comprises all residents in Korea who have a need for broadband Internet, telephone, IP TV or other fixed-line services, regardless of their sex, age and income levels, and extends to all geographical areas in Korea. Most foreign countries deem fixed-line telecommunications services as part of their national infrastructure, and therefore at this moment reliance on domestic service providers is near 100%. The broadband Internet market and telephone services market are near saturation, but there is a steady increase in number of subscribers. In addition, there has been a strong growth in the market for IP TV, smart office services and other integrated convergence products that are becoming the new media platform in the market, resulting in faster growth in the business-to-business market.

The expected migration of analog cable television subscribers to digital TV services in 2012 when analog open air TV broadcast will terminate, as well as the expansion of markets resulting from the entrance of new global players, such as Apple and Google, into the television industry, are expected to present new opportunities. On the other hand, risk factors include an increase in competition as a competitor is expanding its subscriber base by offering services bundled with satellite TV service.

Historical market share of the Company:

			(Unit: %)
Classification	As of September 30, 2011	As of December 31,
		2010	2009
High Speed Internet (include Resale)	23.4	23.2	23.5
Fixed Line (include VOIP)	14.5	13.7	11.5
IPTV	24.1	26.8	23.1

(Source: Korea Communications Commission website)

D. Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in expanded subscriber base across all of our businesses, including broadband Internet, telephone and IP TV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

SK Telink, a material consolidated subsidiary of ours, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. In addition, in 2010, we were again ranked first in the four major independent customer satisfaction surveys, including the Korea Nation Customer Satisfaction Index, after having been ranked first in 2009. The revenue from our international calling services in 2010 was Won 323.4 billion, which represents a 7% growth from 2009.

On December 30, 2004, we obtained from the government a license to provide the satellite DMB service, which is a new multimedia broadcasting service and a convergence service comprising broadcasting and telecommunication. We commenced commercial broadcasting in May 2005 and had 1.64 million subscribers as of September 30, 2011, which has decreased recently due to the subscribers’ migration to mobile Internet video services. The growth of satellite DMB service has generally slowed.

[Other Business]

A. Industry Characteristics

In the past 10 years, the number of Internet subscribers in Korea increased by approximately 18 million from approximately 19.0 million in 2000 to approximately 37.0 million in 2010, representing a 7.1% compounded annual growth rate. The number of Internet subscribers saw an annual growth rate of at least 5.0% in the first half of the decade; however, starting in 2006, the annual growth rate dropped to around 1% as the market became more mature and stable. (Source: Korea Internet & Security Agency).

Internet portal service, which has grown based on search and community services, is expanding into various different services. The primary revenue source for the Internet portal service is Internet advertisement, which has experienced a rapid growth and has become a major advertisement media comparable to traditional media such as the television or newspapers. In addition, a rapid increase in mobile Internet users has led to the development of various mobile web services and applications. Mobile advertisement market is growing rapidly together with the growing popularity of mobile Internet and is expected to become an important revenue source for Internet portal services.

B. Growth Potential

Although the number of Internet subscribers and penetration rate of Internet services in general have remained stagnant, Internet advertising has seen continued growth despite such constraints in growth potential of the Internet services market. We believe the growth of the Internet display advertising market owes in large part to its cost effectiveness compared to traditional off-line advertising, the increase in Internet advertising budgets among corporate advertisers, development of new Internet advertising products and increases in Internet advertising fees. In addition, search-based Internet advertising has continued its growth as a result of increase in pay-per-click pricing due to heightened demand by a growing number of advertisers and the increase in the overall number of clicks. A rapid growth of mobile Internet markets, spurred by the popularity of smart phones, is also expected to contribute to the growth of the Internet portal industry. The emergence of new mobile Internet services suitable for mobile devices, such as location-based services, music player and mobile games, is also expected to benefit the Internet portal industry.

C. Domestic and Overseas Market Conditions

(1) Market Characteristics

The number of Internet users in Korea reached approximately 37 million, 77.8% of total population. The Internet has become an essential part of everyday life as a source of information, a leisure activity and a means of communication. (Source: Korea Internet & Security Agency). Internet portal services are expected to gain importance as gateways to various other websites and providers of diverse contents, and advertisement and contents revenue is anticipated to increase accordingly. In addition, an increase in users’ demand for portal service and contents arising from the popularity of smart phones and mobile Internet is expected to increase related revenue.

(2) Competition

Internet portal service providers provide more or less identical types of services, including search, social networking sites, email service, news and other contents. However, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively light entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a strongly competitive market environment.

(3) Market Share

Our “CyWorld” service is the largest social networking website in Korea, with 25.91 million cumulative subscribers, 19.48 million net subscribers and a page view of 3.7 billion as of September 2011. Our “Nate-On” service had the largest market share of 73.3% in the instant messenger market in Korea with 12.6 million net users as of September 2011. Our “Nate” search portal service ranked third among search engines in Korea with a market share of 4.7% as of September 2011. (Source: Korean Click, company data).

D. Business Overview and Competitive Strengths

SK Communications’ consolidated subsidiaries under K-IFRS include SK I-Media, Co., Ltd. and Service-in Co., Ltd. SK Communications sold all shares of SK I-Media on October 20, 2011, and SK I-Media’s results were reflected in profit or loss from discontinued operations of SK Communications. In the nine months ended September 30, 2011, SK Communications recorded operating revenue of Won 196.8 billion, operating profit of Won 9.4 billion and net income of Won 6.2 billion, on a consolidated basis. In the nine months ended September 30, 2011, SK Communications recorded operating revenue of Won 196.8 billion, operating profit of Won 9.4 billion and net loss of Won 2.3 billion, on a non-consolidated basis

2011 is a year in which SK Communications will aim to take big strides in its growth as it builds on the results of 2010 and strive to become the leading Internet service provider in Korea. Key strategic goals for SK Communications in 2011 are to strengthen its social networking site, Cyworld, and to become the service provider with the largest market share in the smart device contents market. We will aim to further strengthen our competitiveness by taking such initiatives as integrating the wide range of services provided through NATE and NATE-ON to our social networking services, and adding a social networking search service in our NATE search engine. Furthermore, we will pursue expansion into foreign markets by further exploiting the advantages of our social networking services that are unique to Cyworld, as well as improving its user interface to make it accessible to users all around the world, with an aim to establishing regional hubs for our social networking services.

2. Major Products & Services

A. Updates on Major Products and Services

			(Unit: in thousands of Won, %)
Business fields	Sales type	Item	Major trademarks	Sales amount (ratio)
Mobile	SK Telecom Co., Ltd., Commerce Planet Co., Ltd., PS&Marketing Corporation, Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Phone, Wireless Data, Information Telecommunication	NATE, T Store and others	10,008,934,957	(83%)
Fixed Line	SK Broadband Co., Ltd., Broadband D&M Co., Ltd., Broadband Media Co., Ltd., Broadband CS Co., Ltd., SK Telink Co., Ltd.	Phone, High Speed Internet, Date and Network lease service	Btv, 00700 international call and others	1,639,491,756	(14%)
Other	SK Communications Co., Ltd., PAXNet Co., Ltd., Loen Entertainment, Inc., SKT Americas, Inc., SK Telecom China Holdings Co., Ltd.	Internet Portal Service, Game	NATE, Cyworld and others	366,188,342	(3%)
—	—	—	Others	12,014,615,055	(100%)

B. Price Fluctuation Trend of Major Products and Services

[Mobile Business]

Previously, based on the Company’s Basic Plan for monthly subscription, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s Standard Plan, basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of September 30, 2011, based on the Company’s Standard Plan, basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed Line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. For the nine months ended September 30, 2011, broadband Internet services comprised 47.2% of SK Broadband’s revenue, telephony service 24.3%, corporate data services 19.9% and other telecommunications services 8.6%.

[Other Business]

SK Communications’ display advertisements are priced at Won 15 to 70 million per day. Search advertisements are priced variably depending on the search keyword using cost per click and cost per time methods. Cyworld revenues are generated through sale of cyber items at a price of Won 300 to 700 per item per week.

3. Investment Status

[Mobile Business]

A. Investment in Progress

(Unit: in 100 millions of Won)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
Network/Common	Upgrade/New installation	2011	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	14,112	To be determined

Total				—	To be determined	14,112	To be determined

B. Future Investment Plan

(Unit: in 100 millions of Won)
	Expected investment amount		Expected investment for each year			Investment effect
Business field	Asset type	Amount	2011	2012	2013
Network/Common	Network, systems and others	23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		23,000	23,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

[Fixed Line Business]

A. Investment in Progress

(Unit: in 100 millions of Won)
Business field	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/New installation	2011	Backbone and subscriber network / others	Expand subscriber networks and facilities	To be determined	390	To be determined
Telephone						38
Television						305
Corporate Data				Increase leased-line and integrated information system		741
Others				Expand networks		422

Total				—	To be determined	1,896	To be determined

4. Revenues

(Unit: in millions of Won)
Business field	Sales type	Item		For the nine months ended September 30, 2011	For the year ended December 31, 2010
Mobile	Services	Mobile communication	Export	—	599
			Domestic	10,008,935	12,919,663

			Subtotal	10,008,935	12,920,262

Fixed Line	Services	Fixed line, B2B data, High speed internet, TV	Export	22,168	30,883
			Domestic	1,617,324	2,196,424

			Subtotal	1,639,492	2,227,307

Other	Services	Display and Search ad., Content	Export	3,342	12,000
			Domestic	362,846	439,726

			Subtotal	366,188	451,726

Total			Export	25,510	43,482
			Domestic	11,989,105	15,555,813

			Total	12,014,615	15,599,295

(Unit: in thousands of Won)
For the nine months ended September 30, 2011	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total revenue	10,641,117,305	2,114,212,408	471,330,333	13,226,660,046	-1,212,044,991	12,014,615,055
Internal revenue	632,182,348	474,720,652	105,141,991	1,212,044,991	-1,212,044,991	—
External revenue	10,008,934,957	1,639,491,756	366,188,342	12,014,615,055	—	12,014,615,055
Operating income (loss)	1,735,590,676	37,472,808	32,449,698	1,805,513,182	—	1,805,513,182
Net profit (loss)	1,391,796,379	-21,893,536	16,688,445	1,386,591,288	—	1,386,591,288

Total asset	19,861,710,009	3,506,937,546	1,990,601,264	25,359,248,819	-2,216,336,891	23,142,911,928

Total liabilities	7,916,651,941	2,202,253,582	691,612,217	10,810,517,740	-241,462,532	10,569,055,208

5. Derivative Transactions

SK Telecom Co., Ltd.

A. Currency Swap

(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates

(2) Contract Terms

•	Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a currency and interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 15,937,159,000 (excluding tax effect totaling Won 1,242,176,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 23,150 million) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of September 30, 2011, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 88,068,527,000 (excluding tax effect totaling Won 1,176,963,000 and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling Won 88,005,708,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of September 30, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,946,099,000 (excluding tax effect totaling Won 655,890,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 35,219,000) was accounted for as accumulated other comprehensive gain.

In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of September 30, 2011, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 810,955,000 (excluding tax effect totaling Won 214,438,000 and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling Won 1,785,675,000) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency swap contract with six banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007, and has applied cash flow risk hedge accounting to this foreign currency swap contract starting from May 12, 2010. Accordingly, as of September 30, 2011, in connection with this unsettled foreign currency swap contract, an accumulated loss on valuation of currency swap of Won 89,263,407,000 that has accrued since May 12, 2010 (excluding tax effect totaling Won 22,727,274,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 14,042,383,000) was accounted for as accumulated other comprehensive loss. Meanwhile, a loss on valuation of currency swap of Won 129,806,021,000 incurred prior to the date of applying cash flow risk hedge accounting was charged to current operations.

B. Interest Rate Swap

(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates

(2) Contract Terms

•	Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, gains on valuation of interest rate swap of Won 3,388,829,000 and Won 2,087,789,000 for the nine month periods ended September 30, 2011 and September 30, 2010, respectively, were charged to current operations.

SK Broadband Co., Ltd.

SK Broadband has entered into a currency swap contract with six financial institutions including the Korea Development Bank to hedge the foreign currency risk of U.S. dollar denominated bonds (with face amounts totaling US$500,000,000) issued on February 1, 2005, and has applied cash flow risk hedge accounting to this foreign currency swap contract as follows.

(Won in thousands)
Title	Counterparties	Contract Date / Expiration Date	Purpose	Nominal Amount	Settlement Method	Early Redemption	Short-term Derivatives	Currency Swap Liability	Accumulated Other Comprehensive Gain	Loss on Valuation of Currency Swap	Agreed Exchange Rates
Currency swap	Korea Development Bank and others	Feb. 1, 2005 / Feb. 1, 2012	Risk hedging	US$500 million	Receive US$ required to repay bonds and pay KRW in accordance with agreed exchange rates	Permitted	28,797,129	—	5,779,041	20,556,501	1,026.5-1,035.0

SK Communications Co., Ltd.

SK Communications recognizes the conversion rights of the convertible bonds received in connection with the sale of Spicus Co., Ltd. and Etoos Education Co., Ltd. at their fair value. Derivative instruments are first recognized at the fair value as of the contract date and are revaluated as of the date of reporting.

6. Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (Won in 100 million)
Service	Network O&S	January 1, 2011	December 31, 2011	Maintenance of transmission stations for 2011	1,189
Service	Service Ace	January 1, 2011	December 31, 2011	Customer service for 2011	1,129
Service	Service Top	January 1, 2011	December 31, 2011	Customer service for 2011	1,067
Service	SK Telink	January 1, 2011	December 31, 2011	Satellite DMB affiliation business	819
Service	SK Marketing & Company	January 1, 2011	December 31, 2011	Operation of membership program for 2011	701
Service	Freegent & Future	January 1, 2011	December 31, 2011	Operation of T seller program for 2011	216
Service	SK Network Service	January 1, 2011	December 31, 2011	Customer service for handsets in 2011	162
Service	Service Ace	January 1, 2011	December 31, 2011	Customer service education for 2011	114
Service	F&U Credit Information	January 1, 2011	December 31, 2011	Billing service for 2011	101

Subtotal					5,489

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
SK Telecom Co., Ltd.	Operation of wireless NATE service	From Jan. 1, 2011 to Dec. 31, 2011	Flexible depending on the number of employees involved and other factors

Overture Korea	Agency agreement for search advertisement	—	Amount determined based on the number of clicks

SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion

SK Telecom Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined.

Daum Communications	Business and service cooperation regarding search advertisement	—	Revenues are allocated in accordance with certain set percentages.

7. R&D Investments

		(Unit: in million Won)
	Category	For the nine months ended September 30, 2011	For the year ended December 31, 2010	Remarks
	Raw material	30	41	—
	Labor	35,049	49,441	—
	Depreciation	108,765	143,131	—
	Commissioned service	31,636	98,545	—
	Others	31,482	64,755	—

	Total R&D costs	206,962	355,913	—

Accounting	Sales and administrative expenses	204,705	352,186	—
	Development expenses (Intangible assets)	2,257	3,727	—

	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.72%	2.28%

8. Other information relating to investment decisions

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Properties

The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated)

A. Summary Financial Information (Consolidated)

	(Unit: in million Won)
Classification/Fiscal Year	As of September 30, 2011	As of December 31,2010
Current Assets	6,788,585	6,653,992
• Cash and Cash Equivalent	1,728,505	659,405
• Accounts Receivable	1,940,186	1,949,397
• Notes Receivable	1,343,877	2,531,847
• Others	1,776,017	1,513,343
Non-Current Assets	16,354,327	16,478,397
• Long Term Investment	1,560,133	1,680,582
• Affiliate Investment	1,246,510	1,204,692
• Fixed Assets	8,208,949	8,153,413
• Intangible Assets	1,998,051	1,884,956
• Good Will	1,755,040	1,736,649
• Others	1,585,644	1,818,106

Total Assets	23,142,912	23,132,389

Current Liabilities	6,665,282	6,202,170
Non-Current Liabilities	3,903,773	4,522,219

Total Liabilities	10,569,055	10,724,390

Controlling Shareholders’ Equity	11,490,346	11,329,991
Capital	44,639	44,639
Other Paid-In Capital	-281,097	-78,953
Retained Earnings	11,442,251	10,721,249
Other Capital	284,553	643,055
Minority Interests	1,083,511	1,078,008

Total Stockholders’ Equity	12,573,857	12,407,999

Number of Subsidiaries	32	32

Classification/Fiscal Year	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
Revenue	12,014,615	11,575,995
Operating Profit (or Loss)	1,805,513	1,767,378
Profit (or Loss) From Continuing Operation Before Income Tax	1,920,530	1,691,737
Consolidated Total Net Profit	1,386,591	1,264,368
Net Profit (or Loss) Attributable to Majority Interests	1,396,494	1,322,265
Net Profit (or Loss) Attributable to Minority Interests	(9,903)	(57,896)
Earnings Per Share (Won)	19,698	18,310
Diluted Earnings Per Share (Won)	19,160	17,847

2. Summary Financial Information (Non-Consolidated)

Classification/Fiscal Year	As of September 30, 2011	As of December 31,2010
Current Assets	5,050,442	5,316,977
• Cash and Cash Equivalent	1,396,318	357,470
• Accounts Receivable	1,334,787	1,453,061
• Notes Receivable	1,293,249	2,499,969
• Others	1,026,088	1,006,477
Non Current Assets	14,349,672	14,410,150
• Long Term Investment	1,382,761	1,517,029
• Affiliate Investment	3,640,521	3,584,395
• Fixed Assets	5,673,497	5,469,747
• Intangible Assets	1,611,118	1,424,969
• Good Will	1,308,422	1,308,422
• Others	733,352	1,105,588

Total Assets	19,400,114	19,727,126

Current Liabilities	4,656,945	4,561,014
Non Current Liabilities	3,016,883	3,585,155

Total Liabilities	7,673,828	8,146,169

Capital	44,639	44,639
Other Paid-In Capital	-233,036	-24,643
Retained Earnings	11,574,002	10,824,356
Other Capital	340,680	736,606

Total Shareholders’ Equity	11,726,286	11,580,958

Classification/Fiscal Year	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
Revenue	9,538,101	9,339,313
Operating Profit (or Loss)	1,737,812	1,804,292
Profit (or Loss) From Continuing Operation Before Income Tax	1,936,692	1,818,157
Net Profit (or Loss)	1,423,741	1,388,904
Earnings Per Share (Won)	20,083	19,232
Diluted Earnings Per Share (Won)	19,533	18,744

3. K-IFRS preparation, impact to financial statements, changes in accounting principle implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from the fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for the fiscal year 2010 presented for comparison were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards.” For more information, please refer to note 3 to the independent auditor’s review report attached hereto.

IV.	AUDITOR’S OPINION

1. Auditor (Consolidated)

Nine months ended September 30, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

2. Audit Opinion (Consolidated)

Term	Auditor’s opinion	Issues noted
Nine months ended September 30, 2011	—	—
Year ended December 31, 2010	Unqualified	—
Year ended December 31, 2009	Unqualified	—

3. Auditor (Non-Consolidated)

Nine months ended September 30, 2011	Year ended December 31,
	2010	2009
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC

4. Audit Opinion (Non-Consolidated)

Term	Auditor’s opinion	Issues noted
Nine months ended September 30, 2011	—	—
Year ended December 31, 2010	Unqualified	—
Year ended December 31, 2009	Unqualified	—

5. Remuneration for Independent Auditors for the Past Three Fiscal Years

A. Audit Contracts

			(Unit: in thousands of Won)
Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2010	Deloitte Anjin LLC	Semi-annual review	1,563,770	16,810
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		IFRS-based financial statements review
		English financial statements review and other audit task
Year ended December 31, 2009	Deloitte Anjin LLC	Semi-annual review	1,308,356	13,982
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B. Non-Audit Services Contract with External Auditors

			(Unit: in thousands of Won)
Term	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2011	April 28, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000
Year ended December 31, 2010	July 20,2010	Management consulting	4 days	5,000
	July 28, 2010	Tax consulting	15 days	18,000
	July 28, 2010	Tax consulting	5 days	6,600
	July 28, 2010	Tax consulting	30 days	40,000
	July 28, 2010	Tax consulting	20 days	23,100
	December 23, 2010	Tax consulting	3 days	7,700
	December 23, 2010	Tax consulting	20 days	24,600
	December 29, 2010	Tax consulting	15 days	17,000
Year ended December 31, 2009	May 13, 2009	Tax consulting	30 days	40,000
	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000
	December 28, 2009	Review of quarterly tax adjustments	5 days	7,000
	December 28, 2009	Tax consulting	10 days	12,000

V.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1. Board of Directors

A. Overview of Board of Directors Composition

The Company’s Board of Directors is comprised of eight members: five independent directors and three inside directors. Within the Board, there are five Committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

The number of persons	Inside directors	Independent directors
8	Jae Won Choi, Sung Min Ha, Jun Ho Kim	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

Two new inside directors, Sung Min Ha and Jin Woo So, three independent directors, Rak Yong Uhm, Jay Young Chung and Jae Ho Cho, and two members of the audit committee, Jay Young Chung and Jae Ho Cho, were elected at the 27th Annual General Meeting of Shareholders held on March 11, 2011. At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Board to transfer to an affiliate of the Company.

B. (1) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
322th (the first meeting of 2011)	January 21, 2011	- Financial Statements as of and for the year ended December 31, 2010.	Approved as proposed
		- Annual Business Report as of and for the year ended December 31, 2010	Approved as amended
		- Report for Internal Accounting Management System	—
		- Report for Subsequent Events following 4Q 2010	—

323th (the second meeting of 2011)	February 10, 2011	- Convocation of the 27th Annual General Meeting of Shareholders	Approved as proposed
		- Cooperation and share swap with KB Financial Group	Approved as proposed
		- Result of Internal Accounting Management System Evaluation	—

324th (the third meeting of 2011)	March 11, 2011	- Election of the Company’s CEO	Approved as proposed
		- Amendment of committee regulation	Approved as proposed
		- Election of committee member	Approved as proposed
		- Fund Management Transaction with Affiliated Financial Company (SK Securities)	Approved as proposed

Meeting	Date	Agenda	Approval
325th (the fourth meeting of 2011)	March 30, 2011	- Establishment of new entity with respect to a proposed business and acquisition of assets relating thereto	Approved as proposed

326th (the fifth meeting of 2011)	April 28, 2011	- Additional investment in network equipment in 2011	Approved as proposed
- Report for Subsequent Events following 1Q 2011

327th (the sixth meeting of 2011)	May 31, 2011	- NATE shopping affiliation agreement for shopping gateway business	Approved as proposed

328th (the seventh meeting of 2011)	June 23, 2011	- Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed

329th (the eighth meeting of 2011)	July 19, 2011	- Approval of the spin-off plan	Approved as proposed
		- Convocation of the Extraordinary General Meeting of Shareholders	Approved as proposed
		- Setting of record date for the shareholders’ meeting	Approved as proposed
		- Purchase of treasury shares	Approved as proposed

330th (the ninth meeting of 2011)	July 28, 2011	- Proposal for interim dividend	Approved as proposed
		- Financial results for the first half 2011	—
		- Report for Anti-trust Compliance Program	—
		- Report for Subsequent Events following 2Q 2011	—

331st (the tenth meeting of 2011)	August 16, 2011	- Proposal for additional acquisition of LTE frequencies	Approved as proposed

Meeting	Date	Agenda	Approval
332nd (the 11th meeting of 2011)	September 22, 2011	- Appointment of members of the Independent Director Nomination Committee	Approved as proposed
		- Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
		- Transaction of goods, services and assets with SK Planet	Approved as proposed
		- Participation in capital increase of SK Industrial Development China	Approved as proposed
		- Participation in capital increase of SK Technology Innovation Center	Approved as proposed

333rd (the 12th meeting of 2011)	October 4, 2011	- Notice of a meeting of board of directors in lieu of the shareholders’ meeting to report the result of the spin-off	Approved as proposed

334th (the 13th meeting of 2011)	October 25, 2011	- Payment of the purchase price of the LTE frequencies	Approved as proposed
		- Proposal for the issuance of bonds	Approved as proposed
		- Report for Subsequent Events following 2Q 2011	—

335th (the 14th meeting of 2011)	November 10, 2011	- Participation in the bidding for the shares of Hynix Semiconductor**	Approved as proposed
		- Proposal for a bank loan	Approved as proposed

336th (the 15th meeting of 2011)	November 14, 2011	- Purchase of existing shares of Hynix Semiconductor and participation in the capital increase of Hynix Semiconductor	Approved as proposed

*	The line items that do not show approval are for reporting purpose only.
**	Dal Sup Shim abstained and Jay Young Chung voted against the participation in the bidding for the shares of Hynix Semiconductor.

C. Committees within Board of Directors

(1) Committee Structure

a) Compensation Review Committee

(As of November 14, 2011)
Number of Persons	Members		Task
	Inside Directors	Independent Directors

5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b) Capex Review Committee

(As of November 14, 2011)
Number of Persons	Members		Task
	Inside Directors	Independent Directors

4	Jun Ho Kim	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

c) Corporate Citizenship Committee

(As of November 14, 2011)
Number of Persons	Members		Task
	Inside Directors	Independent Directors

4	Jun Ho Kim	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d) Independent Director Nomination Committee

(As of November 14, 2011)
Number of Persons	Members		Task
	Inside Directors	Independent Directors

4	Sung Min Ha, Jun Ho Kim	Rak Yong Uhm, Jae Ho Cho	Nomination of independent directors

*	The Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

e) Audit Committee

(As of November 14, 2011)
Number of Persons	Members		Task
	Inside Directors	Independent Directors

4	—	Dal Sup Shim, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of four independent directors, Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda		Approval	Remarks
The first meeting of 2011	January 20, 2011	•	2nd half 2010 Management Audit Results and Management Audit Plan for 2011	—
		•	Evaluation of Internal Accounting Controls based on the Opinion of the Members of the Audit Committee	Approved as proposed
		•	Rental contract for satellite line facilities	Approved as proposed
		•	Reports on Internal Accounting Management System	—
		•	Comparison of before and after operating customer contact channel and BTS maintenance subsidiary company	—

The second meeting of 2011	February 9, 2011	•	Reports on 2010 Korean GAAP Audit	—
		•	Report on Review of 2010 Internal Accounting Management System	—
		•	Evaluation of Internal Accounting Management System Operation	Approved as proposed
		•	Auditor’s Report for Fiscal Year 2010	Approved as proposed
		•	Purchase of Mobile Phone Relay Devices for 2011	Approved as proposed
		•	Construction of Network Facilities for 2011	Re-proposed
		•	Construction of Mobile Phone Facilities for 2011	Approved as proposed

The third meeting of 2011	February 10, 2011	•	Construction of Mobile Phone Facilities for 2011	Approved as proposed

The fourth meeting of 2011	March 11, 2011	•	2011 2Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		•	Asset Management Transaction with Affiliated Company (SK Securities)	—

The fifth meeting of 2011	April 28, 2011	•	Election of chairman	Approved as proposed
		•	Mobile phone facilities construction for Fiscal Year 2011	Approved as proposed
		•	Network facilities construction for Fiscal Year 2011	Approved as proposed
		•	Audit plan for the Fiscal Year 2011	—
		•	Remuneration of outside auditor for the Fiscal Year 2011	Approved as proposed
		•	Outside auditor service plan for the Fiscal Year 2011	Approved as proposed

The sixth meeting of 2011	June 23, 2011	•	2011 3Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		•	Asset Management Transaction with Affiliated Company (SK Securities)	—
		•	Reports on 2011 US GAAP Audit	—

The seventh meeting of 2011	July 27, 2011	•	Construction of Mobile Phone Facilities for 2011	Approved as proposed
		•	Construction of Network Facilities for 2011	Approved as proposed
		•	Financial Results for the First Half 2011	Approved as proposed
		•	Reports on IFRS Review of the First Half of 2011	—
		•	Report on Audit Report to the Extraordinary General Meeting of Shareholders	—

The eighth meeting of 2011	August 24, 2011	•	Report on Accounting Review of Spin-off Balance Sheet	—
		•	Audit Report to the First Extraordinary General Meeting of Shareholders	Approved as proposed
		•	Management Audit Results for the First Half of 2011	—

Meeting	Date	Agenda		Approval	Remarks

The ninth meeting of 2011	September 21, 2011	•	2011 4Q Transactions with SK C&C Co., Ltd.	Approved as proposed
		•	Asset Management Transaction with Affiliated Company (SK Securities)	—

The tenth meeting of 2011	October 24, 2011	•	Advertisement Agency Agreement for Outdoor Advertisement	Approved as proposed
		•	Consolidated Loyalty Marketing Agency Agreement for 2012	Approved as proposed
		•	Delegation of Fixed-line Services	Approved as proposed
		•	Rental Contract for Telecommunication Facilities	Approved as proposed

*	The line items that do not show approval are for reporting purpose only.

3. Shareholders’ Exercises of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies

A. Capital Investments between Affiliated Companies

(As of September 30, 2011)
Investing company	Invested companies
	SK Corporation	SK Innovation	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK E&S	SK Bio farm	SK Securities
SK Corporation		33.4%	23.2%	39.1%	42.5%	40.0%	83.1%	94.1%	100.0%
SK Innovation
SK Telecom
SK Networks										22.7%
SK Chemicals						25.4%
SKC
SK C&C	31.8%							5.9%
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	31.8%	33.4%	23.2%	39.1%	42.5%	65.4%	83.1%	100.0%	100.0%	22.7%

Investing company	Invested companies
	SK Energy	SK Global Chemical	SK Lubricant	DOPCO	SK Mobile Energy	Jeju United FC	Encar network	Natruck	Natruck Friends
SK Corporation
SK Innovation	100.0%	100.0%	100.0%	41.0%	100.0%	100.0%
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy							87.5%	92.4%	50.0%
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	100.0%	100.0%	100.0%	41.0%	100.0%	100.0%	87.5%	92.4%	50.0%

	Invested companies
Investing company	SK Petrochemical	Green IS	Arochemi Co. Ltd.	Zicos	U base Manufacturing Asia	SK Marketing & Company	M & Service	SK Telink	Commerce Planet	PS & Marketing
SK Corporation
SK Innovation						50.0%
SK Telecom						50.0%		83.5%	100.0%	100.0%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical	100.0%	78.9%	50.0%
SK Marketing & Company							100.0%
SK D&D
SK Communications
SK Broadband
SK Lubricant				100.0%	100.0%
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	100.0%	78.9%	50.0%	100.0%	100.0%	100.0%	100.0%	83.5%	100.0%	100.0%

Investing company	Invested companies
	NTREEV Soft	F&U Credit Info	Loen Entertainment	Network O&S	Service Ace	Service Top	SK Wyverns	Television Media Korea	Paxnet	SK Broadband
SK Corporation
SK Innovation
SK Telecom	63.7%	50.0%	63.5%	100.0%	100.0%	100.0%	100.0%	51.0%	59.7%	50.6%
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	63.7%	50.0%	63.5%	100.0%	100.0%	100.0%	100.0%	51.0%	59.7%	50.6%

	Invested companies
Investing company	SK Communications	Broadband Media	Broadband D&M	Broadband CS	SK I-Media	Service In	SKN Internet	SKN Service	MRO Korea	WS Commerce
SK Corporation
SK Innovation
SK Telecom	64.7%
SK Networks							100.0%	85.0%	51.0%	100.0%
SK Chemicals
SKC
SK C&C
SK E&C
SK E&S
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications					100.0%	100.0%
SK Broadband		100.0%	100.0%	100.0%
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	64.7%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	85.0%	51.0%	100.0%

Investing company	Invested companies
	SK Pinx	LC&C	Speed Motor	SKC Air Gas	SKC Solmics Co., Ltd.	SK Telesys	SKW	Sumray Corporation	Incyto	SKC lighting	Daehan City Gas
SK Corporation
SK Innovation
SK Telecom
SK Networks	100.0%	66.7%	100.0%
SK Chemicals
SKC				80.0%	48.7%	47.5%	65.0%	100.0%	100.0%	65.0%
SK C&C
SK E&C
SK E&S											51.3%
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	100.0%	66.7%	100.0%	80.0%	48.7%	47.5%	65.0%	100.0%	100.0%	65.0%	51.3%

Investing company	Invested companies
	Busan City Gas	Jeonnam City Gas	Gangwon City Gas	JBES	CCES	YN Energy	Chungnam City Gas	PyongTaek Energy Service	Gimcheon Energy	PMP
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C
SK E&C										50.0%
SK E&S	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	50.0%
SK Gas
SK Shipping
SK Energy
SK Global Chemical
SK Marketing & Company
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	40.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	50.0%	100.0%

Investing company	Invested companies
	SK Forest	Daejeon Pure Water	Gwangju Pure Water	SK D&D	Real Vest	SK Gas	SK Sci-tech	UB Care	SK Seentec	Korea Sleep Network
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals						45.5%	50.0%	44.0%	100.0%	100.0%
SKC
SK C&C
SK E&C	100.0%	32.0%	42.0%	45.0%	100.0%
SK E&S
SK Gas
SK Marketing & Company
SK Shipping
SK Energy
SK Global Chemical
SK D&D
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare

Total affiliated companies	100.0%	32.0%	42.0%	45.0%	100.0%	45.5%	50.0%	44.0%	100.0%	100.0%

Investing company	Invested companies
	Namwon Sarang Electric Power	MKS Guarantee	Green Biro	Pana Blu Co., Ltd.	Independence	Infosec	Ever Health Care	SKSM
SK Corporation
SK Innovation
SK Telecom
SK Networks
SK Chemicals
SKC
SK C&C					100.0%	100.0%
SK E&C
SK E&S
SK Gas			100.0%	80.4%
SK Marketing & Company
SK Shipping								100.0%
SK Energy
SK Global Chemical
SK D&D	100.0%	100.0%
SK Communications
SK Broadband
SK Lubricant
SK Securities
SK Petrochemical
TSK Water
UBcare							100.0%

Total affiliated companies	100.0%	100.0%	100.0%	80.4%	100.0%	100.0%	100.0%	100.0%

VII.	SHAREHOLDERS INFORMATION

1. Shareholdings of the Largest Shareholder and Related Persons

A. Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2011)					(Unit: Shares, %)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.22	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	2,000	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	0	0.00
Man Won Jung	Officer of affiliated company	Common share	5,600	0.01	0	0.01
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Dal Sup Shim	Officer of affiliated company	Common share	500	0.00	0	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00

Total	—	Common share	18,757,360	23.23	18,751,490	23.22

B. Overview of the Largest Shareholder

SK Corporation is a holding company and as of September 30, 2011, has eight subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd. and SK Biofarm Co., Ltd. SK Biofarm Co., Ltd. spun off from SK Corporation on April 1, 2011.

Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	23.2%	2,847,985	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	405,130	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.00%	228,743	Biotechnology	Privately Held

*	The above share holdings are based on common stock holdings as of September 30, 2011.

SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2010. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

SK E&S Co., Ltd. acquired K-Power Co., Ltd. SK E&S that is engaged in distribution of gas and energy business plans to create synergy by merging with K-Power that is engaged in power generation and plans to seek new growth opportunities in overseas gas business and power generation.

2. Changes in shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(Unit: Shares, %)

Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008
	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owned 100 shares of the Company stock)
	December 30, 2009	18,755,260	23.23	Man Won Jung, the CEO, purchased 3,900 shares.
	May 26, 2010	18,756,760	23.23	Man Won Jung, the CEO, purchased 1,500 shares
	July 20, 2010	18,756,860	23.23	Man Won Jung, the CEO, purchased 100 shares
	September 17, 2010	18,757,360	23.23	Dal Sup Shim, an Independent Director, purchased 500 shares
	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SK C&C’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SK C&C’s Chairman, purchased 500 shares
	August 23, 2011	18,750,990	23.22	Shin Won Chey, SK C&C’s Chairman, purchased 500 shares

*	Shares held are the sum of shares held by SK Corporation and its related parties.

3. Distribution of Shares

A. Shareholders with ownership of 5% or more and others

(As of June 30, 2011)				(Unit: shares, %)
Rank	Name (title)	Common share		Preferred share		Sub-total
		Number of shares	Ownership ratio	Number of shares	Ownership ratio	Number of shares	Ownership ratio
1	Citibank ADR	24,321,893	30.12	—	—	24,321,893	30.12
2	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
3	SK Telecom	9,650,712	11.95	—	—	9,650,712	11.95
Shareholdings under the Employee Stock Ownership Program *		310,031	0.40	—	—	310,031	0.40

*	As of September 30, 2011

B. Shareholder Distribution

(As of June 30, 2011)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders	27,620	99.97%	23,615,862	29.24%	—

Total	27,626	100%	80,745,711	100%	—

4. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

(Unit: Won, shares)
Types		September 2011	August 2011	July 2011	June 2011	May 2011	April 2011
Common stock	Highest	159,500	155,000	161,500	161,000	169,000	167,500
	Lowest	145,500	131,000	140,500	126,500	158,000	156,500
Monthly transaction volume		5,296,111	7,629,297	7,487,737	3,296,999	3,967,936	2,644,056

B. Foreign Securities Market

New York Stock Exchange						(Unit: US$, ADR)
Types		September 2011	August 2011	July 2011	June 2011	May 2011	April 2011
Depository Receipt	Highest	16.01	16.36	18.83	18.76	20.29	19.10
	Lowest	13.35	13.67	15.21	17.45	16.76	17.20
Monthly transaction volume		31,273,856	45,328,712	58,978,296	36,333,232	46,330,984	20,685,006

VIII.	EMPLOYEES

(As of September 30, 2011)				(Unit: persons, in millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the nine months ended September 30, 2011	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,838	49	—	3,887	12.2	207,408	51	—
Female	628	78	—	706	9.6	28,411	35	—

Total	4,466	127	—	4,593	11.8	235,819	48	—

IX.	TRANSACTIONS WITH PARTIES WITH INTERESTS

1. Loans to the Largest Shareholder and Related Persons

(As of September 30, 2011)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliated company	Long-term and short-term loans	2,407	—	—	2,407	—	—

2. Transfer of Assets to/from the Largest Shareholder and Other Transactions

A. Investment and Disposition of Investment

None.

B. Transfer of Assets

(Units: in millions of Won)

Name (Corporate Name)	Relationship	Details					Remarks
		Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred From Largest Shareholder	Amount Transferred to Largest Shareholder
Encar Network Co., Ltd.	Affiliated Company	Used car sale	Sale of assets not in use	April 29, 2011	—	158	—
SK Networks Co., Ltd	Affiliated Company	Sale of assets not in use	Sale of assets not in use	July 29, 2011	—	267	—
SK Telesys Co.,Ltd.	Affiliated Company	OA equipment sale	Sale of assets not in use	July 29, 2011	—	206	—

Total						631	—

3. Transactions with Parties with Interests (excluding the Largest Shareholder and Related Persons)

A. Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	77,985	223,539	183,019	118,505	—	—

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	30,224	614	17,592	13,246	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A. Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1.	On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
			2.	On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
			3.	On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
			4.	On October 26 and October 29, 2010, all trust agreements for the acquisition of treasury shares terminated (aggregate amount: Won 982 billion).

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda		Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1.	Approval of the financial statements for the year ended December 31, 2006	Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion)
	2.	Remuneration limit for Directors
	3.	Election of Directors
		- Election of inside directors	Approved (Jung Nam Cho, Sung Min Ha)
24th Fiscal Year Meeting of Shareholders (March 14, 2008)		- Election of independent directors as Audit Committee members	Approved (Dal Sup Shim)
	1.	Approval of the Financial Statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
	2.	Amendment to Articles of Incorporation	Approved
	3.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	4.	Election of Directors
		- Election of inside directors	Approved (Shin Bae Kim, Young Ho Park)
		- Election of independent directors	Approved (Rak Yong Uhm, Jay Young Chung)
		- Election of independent directors as Audit Committee member	Approved (Jae Ho Cho)
25th Fiscal Year Meeting of Shareholders (March 13, 2009)	1.	Approval of the financial statements for the year ended December 31, 2008	Approved (Cash dividend, Won 8,400 per share)
	2.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	3.	Amendment to Company Regulation on Executive Compensation	Approved
	4.	Election of Directors
		- Election of inside directors	Approved (Jae Won Chey, Man Won Jung)
		- Election of independent directors	Approved (Hyun Chin Lim)
26th Fiscal Year Meeting of Shareholders (March 12, 2010)		- Election of independent directors as Audit Committee member	Approved (Hyun Chin Lim)
	1.	Approval of the financial statements for the year ended December 31, 2009	Approved (Cash dividend, Won 8,400 per share)
	2.	Amendment to Articles of Incorporation	Approved
	3.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
	4.	Election of Directors
		- Election of inside directors	Approved (Ki Haeng Cho)
		- Election of independent directors	Approved (Dal Sup Shim)
		- Election of independent directors as Audit Committee member	Approved (Dal Sup Shim, Jay Young Chung)
27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1.	Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)
	2.	Approval of Remuneration Limit for Directors	Approved
	3.	Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)
	4.	Election of Directors
		- Election of inside directors - Election of independent directors - Election of independent directors as Audit Committee member	Approved (Sung Min Ha, Jin Woo So)
Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
Approved (Jay Young Chung, Jae Ho Cho)
1st Extraordinary Meeting of Shareholders (August 31, 2011)	1. 2.	Approval of the Spin-off Plan Election of Directors	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)

2. Contingent Liabilities

[SK Telecom]

A. Material Legal Proceedings

(1) Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment on February 18, 2011 against the Company ordering the Company to pay Won 570 million to KOMCA. The Company appealed the judgment to the appellate court on February 28, 2011. The Company plans to vigorously defend itself in the appellate court by emphasizing the character of service fees for Coloring services and the abuse of copyright by monopolistic or oligopolistic businesses. While the Company does not expect immediate impact on its business and financial condition from the litigation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay on-going license fees in the future if it loses in the final judgment.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.

[SK Broadband]

A. Material Legal Proceedings

(1) SK Broadband as the Plaintiff

		(Unit: thousand won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	On appeal
Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	On appeal
Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court
Damages Claim relating to Hyundai Construction	December 2010	561,283	Pending before District Court
Claim for Sales Price by Sambo Motors	April 2011	321,200	Pending before District Court
Damages Claim against Asan Construction Company	April 2011	454,268	Pending before District Court
Other claims and proceedings	—	575,148

Total	—	4,770,610	—

(2) SK Broadband as the Defendant

	(Unit: thousand won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Return of Unfair Benefit from One Call	October 2010	670,787	Pending before District Court
Damages Claim from Jin Man Cho and One Other	January 2011	200,000	Pending before District Court
Claim for Commission by i-Media Valley and Five Other Companies	July 2010	100,000	On appeal
Claim for Commission by Vialty and Four Other Companies	November 2010	125,000	Pending before District Court
Other claims and proceedings	—	47,815	—

Total	—	1,143,602	—

(3) Broadband Media as the Defendant

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Commission by i-Media Valley and Five Other Companies	July 2010	75,000	On appeal

Total	—	75,000	—

[SK Communications]

A. Material Legal Proceedings

As of September 30, 2011, 24 cases were pending and the aggregate amount of claim was Won 1,527 million. While the management cannot forecast the outcome of the pending cases, it does not expect material adverse impact on SK Communications’ financial condition from the litigation.

3. Status of sanctions, etc.

[SK Telecom]

Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Commission, on April 8, 2009, ordered the Company to improve its work procedures.

On September 2, 2009, the Korea Communications Commission ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2009.

On October 13, 2009, the Korea Communications Commission imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company implemented the improved work procedures to strengthen identification process at the time of subscription for mobile telephone services in January 2010.

On June 10, 2010, the Korea Communications Commission imposed on the Company a fine of Won 2 billion and issued a correction order for hurting subscribers’ interests relating to USIM uses. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by September 2010.

On September 24, 2010, the Korea Communications Commission imposed on the Company a fine of Won 12.9 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2011.

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correction order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2011.

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correction order for providing discriminatory subsidy to subscribers. The Company paid the fine and expects to complete the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1,268 million by the Fair Trade Commission of Korea along with a correctional order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.

On April 8, 2010, the Company received a correctional order from the Fair Trade Commission of Korea for a violation of the Act on Fair Labeling and Advertising relating to 11th Street (the Company’s online shopping mall). In response thereto, the Company has been taking efforts to prevent a repetitive violation including thorough pre-review of the advertisement and marketing activities of 11th Street and appropriate education for relevant employees.

On February 28, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 19 of the Korean Monopoly Regulation and Fair Trade Act, or the Fair Trade Act, and was imposed a fine of Won 1,964 million with respect to providing Non-DRM on-line music content services. The Company filed a suit disputing the order of the Fair Trade Commission and the suit is currently pending.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

[SK Broadband]

On July 22, 2009, SK Broadband received a warning from the Financial Supervisory Service of Korea with respect to its omission to state a material fact that could affect investors’ investment decision when it responded to the Korea Exchange’s request for disclosure regarding SK Telecom’s acquisition of SK Broadband shares from AIG-Newbridge-TVG consortium, then-largest shareholder of SK Broadband.

On January 5, 2009, SK Broadband received a correctional order from the Fair Trade Commission of Korea for unfair business practices relating to marketing networks. SK Broadband has taken efforts to educate the relevant personnel and implement reports to the Fair Trade Commission to prevent a repeat of the same violation.

[SK Communications]

On July 31, 2008, SK Communications was imposed a fine of Won 125 million by the Fair Trade Commission of Korea in connection with the preparation for the Fair Trade Commission’s field inspection. SK Communications has paid the fine and has taken efforts to prevent a repeat of the same violation, including education of the relevant personnel.

[Loen Entertainment]

On February 28, 2011, Loen Entertainment Inc. received a correctional order from the Fair Trade Commission of Korea for violation of Article 19 of the Fair Trade Act and was imposed a fine of Won 10,381 million with respect to providing Non-DRM on-line music content services. Loen Entertainment filed a suit disputing the order of the Fair Trade Commission and the suit is currently pending.

4. Important Matters That Occurred After September 30, 2011

[SK Telecom]

(1) Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail

Method of Spin-off	Simple vertical spin-off

Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)

Effective Date	October 1, 2011

Set forth below is summary of financial position before and after the spin-off. (in millions of Won)

Description	Before spin-off (As of September 30, 2011)	After spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

(2) Acquisition of Shares of Hynix Semiconductor

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company decided to purchase 146,100,000 shares of Hynix Semiconductor Inc. (estimated aggregate purchase price of Won 3,426,675 million) on February 14, 2012 in order to acquire the control of Hynix Semiconductor. All shares (including existing shares and newly-issues shares) will be purchased with cash, and the Company will have a 21.05% equity interest in Hynix Semiconductor after the purchase.

[SK Communications]

On October 5, 2011, SK Planet Co., Ltd., which has spun off from SK Telecom, acquired 28,029,945 shares (64.6%) of SK Communications’ common stock from SK Telecom in connection with the spin-off. As of September 30, 2011, SK Planet Co., Ltd. is the largest shareholder of SK Communications.

On October 17, 2011, SK i-media Co., Ltd. changed its name to NBJ Games Co., Ltd. In accordance with the resolution of the board of directors of SK Communications, SK Communications sold all of the shares of SK i-media Co., Ltd. to LK Mediatech Co., Ltd on October 20, 2011. Accordingly, NBJ Games Co., Ltd. was excluded from the affiliates of SK.

SK TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC
8Fl., One IFC,
23, Yoido-dong,
Youngdeungpo-gu, Seoul
150-876, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

SK Telecom Co., Ltd.

Report on the consolidated financial statements

We have reviewed the accompanying consolidated financial statements of SK Telecom Co., Ltd. and subsidiaries (the “Company”). The financial statements consist of the consolidated statements of financial position as of September 30, 2011 and December 31, 2010, and the related consolidated statements of income, comprehensive income for the three months and nine months ended September 30, 2011 and changes in shareholders’ equity and cash flows for the nine months ended September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements of the Company are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 “Interim Financial Reporting”, and the requirements of K-IFRS 1101, “First-time Adoption of Korean International Financial Reporting Standards”, relevant to interim financial reporting.

Other matter

The consolidated statements of income and comprehensive income for the three months and nine months ended September 30, 2010 and changes in shareholders’ equity and cash flows for the nine months ended September 30, 2010, comparatively presented herein, were not reviewed.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte

Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 24, 2011

Notice to Readers

This report is effective as of November 24, 2011, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the independent accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the independent accountants’ review report.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
ASSETS		September 30, 2011		December 31, 2010		September 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)

CURRENT ASSETS:
Cash and cash equivalents	4,29	(Won)	1,728,505	(Won)	659,405	$1,463,718	$558,392
Short-term financial instruments	4,25		960,238		567,152	813,141	480,271
Short-term investment securities	4,7		90,669		400,531	76,780	339,174
Accounts receivable - trade	4,5,24		1,940,186		1,949,397	1,642,972	1,650,772
Short-term loans	4,5,24		99,643		94,924	84,379	80,383
Accounts receivable - other	4,5,24		1,343,877		2,531,847	1,138,011	2,143,998
Prepaid expenses			118,871		182,091	100,661	154,197
Derivative assets	4,26		82,358		—	69,742	—
Inventories	6,25		176,430		149,223	149,403	126,364
Advanced payments and other	4,5,7		243,893		119,422	206,532	101,128
Assets held for sale	29		3,915		—	3,315	—

Total Current Assets			6,788,585		6,653,992	5,748,654	5,634,679

NON-CURRENT ASSETS:
Long-term financial instruments	4		7,764		117	6,575	99
Long-term investment securities	4,7		1,560,133		1,680,582	1,321,139	1,423,137
Investments in associates	8		1,246,510		1,204,692	1,055,559	1,020,147
Property and equipment	9,24,25		8,208,949		8,153,413	6,951,434	6,904,406
Investment property	10		272,070		197,307	230,392	167,082
Goodwill	11		1,755,040		1,736,649	1,486,189	1,470,615
Intangible assets	12		1,998,051		1,884,956	1,691,973	1,596,203
Long-term loans	4,5,24		91,862		84,323	77,790	71,406
Long-term accounts receivable - other	4,5		8,322		527,106	7,047	446,360
Long-term prepaid expenses	25		575,459		411,509	487,305	348,471
Guarantee deposits	4,5,24		237,310		250,333	200,957	211,985
Long-term derivative assets	4,26		145,821		203,382	123,483	172,226
Deferred income tax assets			219,378		106,860	185,772	90,490
Other	4,5		27,658		37,168	23,421	31,473

Total Non-current Assets			16,354,327		16,478,397	13,849,036	13,954,100

TOTAL ASSETS		(Won)	23,142,912	(Won)	23,132,389	$19,597,690	$19,588,779

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY		September 30, 2011		December 31, 2010		September 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)

CURRENT LIABILITIES:
Short-term borrowings	4,13,25	(Won)	1,175,751	(Won)	523,710	$995,640	$443,484
Accounts payable - trade	4,24		201,567		195,777	170,689	165,786
Accounts payable - other	4,24		1,094,878		1,434,329	927,156	1,214,607
Withholdings	4		587,446		408,261	497,456	345,720
Accrued expenses	4		657,384		677,480	556,680	573,698
Income tax payable			216,557		259,871	183,383	220,062
Unearned revenue			293,971		311,365	248,938	263,668
Derivative liabilities	4,26		2,465		15,393	2,087	13,035
Provisions	14		646,757		652,889	547,681	552,874
Current portion of long-term debt, net	4,13		1,641,525		1,601,229	1,390,063	1,355,939
Advanced receipts and other			144,888		121,866	122,694	103,197
Liabilities directly associated with assets held for sale	29		2,093		—	1,772	—

Total Current Liabilities			6,665,282		6,202,170	5,644,239	5,252,070

NON-CURRENT LIABILITIES:
Bonds payable, net	4,13		2,738,291		3,658,546	2,318,817	3,098,100
Long-term borrowings	4,13,25		337,584		235,968	285,870	199,820
Long-term payables - other	4		235,721		54,783	199,611	46,391
Long-term unearned revenue			225,585		241,892	191,028	204,837
Finance lease liabilities	4		43,541		60,075	36,871	50,872
Retirement benefit obligation	15		103,749		67,870	87,856	57,473
Long-term derivative liabilities	4,26		—		14,761	—	12,500
Long-term provisions	14		148,093		112,227	125,407	95,035
Long-term advanced receipts and other	4,24		71,209		76,098	60,301	64,441

Total Non-current Liabilities			3,903,773		4,522,220	3,305,761	3,829,469

Total Liabilities			10,569,055		10,724,390	8,950,000	9,081,539

STOCKHOLDERS’ EQUITY:
Share capital	1,16		44,639		44,639	37,801	37,801
Share premium	16,17		(281,097)		(78,953)	(238,036)	(66,858)
Retained earnings	18		11,442,251		10,721,249	9,689,433	9,078,880
Reserves	19		284,553		643,056	240,963	544,547
Non-controlling interests			1,083,511		1,078,008	917,529	912,870

Total Stockholders’ Equity			12,573,857		12,407,999	10,647,690	10,507,240

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		(Won)	23,142,912	(Won)	23,132,389	$19,597,690	$19,588,779

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)

OPERATING REVENUE:
Revenue	23,24	(Won)	4,018,905	(Won)	11,948,764	(Won)	3,978,940	(Won)	11,549,872	$3,403,256	$10,118,354	$3,369,413	$9,780,567
Other	20		46,233		65,851		9,025		26,124	39,151	55,763	7,643	22,122

Sub-total			4,065,138		12,014,615		3,987,965		11,575,996	3,442,407	10,174,117	3,377,056	9,802,689

OPERATING EXPENSES:
Labor cost	15		294,097		859,589		288,438		781,977	249,045	727,910	244,253	662,187
Commissions paid			1,411,636		4,196,800		1,379,320		4,237,474	1,195,390	3,553,900	1,168,024	3,588,343
Depreciation and amortization	9,10,12		617,812		1,784,198		525,457		1,607,831	523,170	1,510,880	444,963	1,361,530
Network interconnection			322,345		964,589		375,713		1,051,007	272,966	816,825	318,158	890,005
Leased line			127,744		352,060		103,820		310,728	108,175	298,129	87,916	263,128
Advertising			117,071		257,623		84,620		240,588	99,137	218,158	71,658	203,733
Rent			98,265		290,919		92,196		267,379	83,212	246,354	78,073	226,420
Cost of goods sold			244,720		648,244		168,658		438,314	207,232	548,941	142,822	371,169
Other	20		302,242		855,080		326,520		873,320	255,942	724,091	276,500	739,538

Sub-total	24		3,535,932		10,209,102		3,344,742		9,808,618	2,994,269	8,645,188	2,832,367	8,306,053

OPERATING INCOME	23		529,206		1,805,513		643,223		1,767,378	448,138	1,528,929	544,689	1,496,636

Financial income	21		73,783		388,509		103,352		270,294	62,480	328,994	87,520	228,888
Financial costs	21		100,357		251,400		110,771		346,507	84,984	212,889	93,802	293,425
Equity in earnings of affiliates	8		17,452		29,137		9,691		24,392	14,779	24,674	8,206	20,655
Equity in losses of affiliates	8		18,835		51,229		14,100		23,820	15,950	43,381	11,940	20,171

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011				2010
		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)

INCOME FROM CONTINUING OPERATION BEFORE INCOME TAX		(Won)	501,249	(Won)	1,920,530	(Won)	631,395	(Won)	1,691,737		$424,463		$1,626,327		$534,673		$1,432,583

INCOME TAX FOR CONTINUING OPERATION			120,248		535,071		158,223		425,644		101,827		453,104		133,985		360,440

INCOME (LOSS) FROM DISCONTINUED OPERATION	28		2,886		1,132		(983)		(1,725)		2,444		959		(832)		(1,461)

NET INCOME	23	(Won)	383,887	(Won)	1,386,591	(Won)	472,189	(Won)	1,264,368		$325,080		$1,174,182		$399,856		$1,070,682

ATTRIBUTABLE TO:
Controlling interests		(Won)	386,166	(Won)	1,396,494	(Won)	489,023	(Won)	1,322,265	(Won)	327,010	(Won)	1,182,568	(Won)	414,110	(Won)	1,119,710
Non-controlling interests		((Won)	2,279)	((Won)	9,903)	((Won)	16,834)	((Won)	57,897)	((Won)	1,930)	((Won)	8,386)	((Won)	14,254)	((Won)	49,028)

NET INCOME PER SHARE FROM CONTINUING OPERATION
(In Korean won and U.S. dollars)	22	(Won)	5,451	(Won)	19,688	(Won)	6,804	(Won)	18,325		$4.62		$16.67		$5.76		$15.52

NET INCOME PER SHARE
(In Korean won and U.S. dollars)	22	(Won)	5,478	(Won)	19,698	(Won)	6,795	(Won)	18,310		$4.64		$16.68		$5.75		$15.51

DILUTED NET INCOME PER SHARE FROM CONTINUING OPERATION
(In Korean won and U.S. dollars)	22	(Won)	5,307	(Won)	19,150	(Won)	6,632	(Won)	17,862		$4.49		$16.22		$5.62		$15.13

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars)	22	(Won)	5,333	(Won)	19,160	(Won)	6,623	(Won)	17,847		$4.52		$16.23		$5.61		$15.11

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011				2010
		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)

NET INCOME		(Won)	383,887	(Won)	1,386,591	(Won)	472,189	(Won)	1,264,368		$325,080		$1,174,182		$399,856		$1,070,682

OTHER COMPREHENSIVE INCOME:
Net change in fair value of available-for-sale financial assets	19		(198,482)		(376,631)		104,190		(40,667)		(168,077)		(318,936)		88,229		(34,437)
Share of other comprehensive income of associates	8		13,867		5,023		(628)		2,173		11,743		4,254		(532)		1,840
Loss on valuation of derivatives			(22,031)		(18,744)		(10,524)		(14,710)		(18,656)		(15,873)		(8,912)		(12,457)
Foreign currency translations of foreign operations			69,408		46,361		(30,621)		(5,411)		58,775		39,259		(25,931)		(4,582)
Actuarial gains (losses) on retirement benefit obligations	15		1,090		(7,134)		1,693		2,452		923		(6,041)		1,434		2,076

Sub-total			(136,148)		(351,125)		64,110		(56,163)		(115,292)		(297,337)		54,288		(47,560)

TOTAL COMPREHENSIVE INCOME		(Won)	247,739	(Won)	1,035,466	(Won)	536,299	(Won)	1,208,205		$209,788		$876,845		$454,144		$1,023,122

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:

Controlling interests		(Won)	228,707	(Won)	1,030,793	(Won)	562,993	(Won)	1,270,913	(Won)	193,672	(Won)	872,888	(Won)	476,749	(Won)	1,076,224
Non-controlling interests		(Won)	19,032	(Won)	4,673	((Won)	26,694)	((Won)	62,708)	(Won)	16,116	(Won)	3,957	((Won)	22,605)	((Won)	53,102)

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

				Share premium
		Share capital		Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other		Retained earnings		Reserves		Controlling interests		Non-controlling interests		Total
	Notes
(In millions of Korean won)
Balance, January 1, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	740,053)	(Won)	9,563,940	(Won)	919,835	(Won)	10,696,290	(Won)	1,151,755	(Won)	11,848,045
Cash dividends			—		—		—		—		—		(680,042)		—		(680,042)		(1,815)		(681,857)
Total comprehensive income			—		—		—		—		—		1,323,644		(52,730)		1,270,914		(62,709)		1,208,205
Net income			—		—		—		—		—		1,322,265		—		1,322,265		(57,897)		1,264,368
Other comprehensive income	19		—		—		—		—		—		1,379		(52,730)		(51,351)		(4,812)		(56,163)
Acquisition of treasury stock			—		—		(156,088)		—		—		—		—		(156,088)		—		(156,088)
Changes in subsidiaries’ equity			—		—		—		—		3,458		—		—		3,458		12,287		15,745

Balance, September 30, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	2,148,171)	((Won)	15,875)	((Won)	736,595)	(Won)	10,207,542	(Won)	867,105	(Won)	11,134,532	(Won)	1,099,518	(Won)	12,234,050

Balance, January 1, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	776,526)	(Won)	10,721,249	(Won)	643,056	(Won)	11,329,991	(Won)	1,078,008	(Won)	12,407,999
Cash dividends			—		—		—		—		—		(668,293)		—		(668,293)		(2,226)		(670,519)
Total comprehensive income			—		—		—		—		—		1,389,295		(358,503)		1,030,792		4,674		1,035,466
Net income			—		—		—		—		—		1,396,494		—		1,396,494		(9,903)		1,386,591
Other comprehensive income	19		—		—		—		—		—		(7,199)		(358,503)		(365,702)		14,577		(351,125)
Acquisition of treasury stock	17		—		—		(208,012)		—		—		—		—		(208,012)		—		(208,012)
Changes in subsidiaries’ equity			—		—		—		—		5,868		—		—		5,868		3,055		8,923

Balance, September 30, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,410,451)	((Won)	15,875)	((Won)	770,658)	(Won)	11,442,251	(Won)	284,553	(Won)	11,490,346	(Won)	1,083,511	(Won)	12,573,857

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

			Share premium
		Share capital	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Controlling interests	Non-controlling interests	Total
	Notes
(In thousands of U.S. dollars)
Balance, January 1, 2010		$37,801	$2,469,207	($1,686,919)	($13,443)	($626,686)	$8,098,857	$778,927	$9,057,744	$975,320	$10,033,064
Cash dividends		—	—	—	—	—	(575,868)	—	(575,868)	(1,537)	(577,405)
Total comprehensive income		—	—	—	—	—	1,120,878	(44,652)	1,076,226	(53,104)	1,023,122
Net income		—	—	—	—	—	1,119,710	—	1,119,710	(49,028)	1,070,682
Other comprehensive income	19	—	—	—	—	—	1,168	(44,652)	(43,484)	(4,076)	(47,560)
Acquisition of treasury stock		—	—	(132,177)	—	—	—	—	(132,177)	—	(132,177)
Changes in subsidiaries’ equity		—	—	—	—	2,928	—	—	2,928	10,405	13,333

Balance, September 30, 2010		$37,801	$2,469,207	($1,819,096)	($13,443)	($623,758)	$8,643,867	$734,275	$9,428,853	$931,084	$10,359,937

Balance, January 1, 2011		$37,801	$2,469,207	($1,865,051)	($13,443)	($657,571)	$9,078,880	$544,547	$9,594,370	$912,870	$10,507,240
Cash dividends		—	—	—	—	—	(565,918)	—	(565,918)	(1,885)	(567,803)
Total comprehensive income		—	—	—	—	—	1,176,471	(303,584)	872,887	3,958	876,845
Net income		—	—	—	—	—	1,182,568	—	1,182,568	(8,386)	1,174,182
Other comprehensive income	19	—	—	—	—	—	(6,097)	(303,584)	(309,681)	12,344	(297,337)
Acquisition of treasury stock	17	—	—	(176,147)	—	—	—	—	(176,147)	—	(176,147)
Changes in subsidiaries’ equity		—	—	—	—	4,969	—	—	4,969	2,586	7,555

Balance, September 30, 2011		$37,801	$2,469,207	($2,041,198)	($13,443)	($652,602)	$9,689,433	$240,963	$9,730,161	$917,529	$10,647,690

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities:
Net income		(Won)	1,386,591	(Won)	1,264,368	$1,174,182	$1,070,682
Adjustments for income and expenses	27		2,431,971		2,398,284	2,059,422	2,030,895
Changes in assets and liabilities related to operating activities	27		1,246,222		(498,592)	1,055,315	(422,214)

Sub-total			5,064,784		3,164,060	4,288,919	2,679,363

Interest received			123,575		173,381	104,645	146,821
Dividends received			27,425		30,149	23,224	25,531
Interest paid			(241,622)		(306,620)	(204,609)	(259,649)
Income tax paid			(567,259)		(671,693)	(480,362)	(568,798)

Net cash provided by operating activities			4,406,903		2,389,277	3,731,817	2,023,268

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			112,000		280,000	94,843	237,107
Collection of short-term loans			145,439		173,046	123,159	146,537
Decrease in long-term financial instruments			3		—	3	—
Proceeds from sales of long-term investment securities			258,158		430,918	218,611	364,906
Proceeds from disposal of associates			5,141		45,159	4,353	38,241
Proceeds from disposal of property and equipment			21,947		22,102	18,585	18,716
Proceeds from disposal of intangible assets			2,767		7,009	2,343	5,935
Collection of long-term loans			29,260		76,073	24,778	64,420
Decrease in other non-current assets			1,136		2,971	962	2,517
Proceeds from disposal of consolidated subsidiary			1,000		16,230	847	13,744

Sub-total			576,851		1,053,508	488,484	892,123

Cash outflows for investing activities:
Increase in short-term financial instruments, net			393,086		133,273	332,870	112,857
Increase in short-term loans			182,486		190,534	154,531	161,346
Increase in long-term financial instruments			7,650		10,052	6,478	8,512
Acquisition of long-term investment securities			254,365		103,433	215,399	87,588
Acquisition of associates			61,896		659,531	52,414	558,499
Acquisition of property and equipment			1,756,706		1,074,312	1,487,599	909,740
Acquisition of investment property			60,801		—	51,487	—
Acquisition of goodwill			—		1,012	—	857
Acquisition of intangible assets			74,752		74,924	63,301	63,447
Increase in long-term loans			4,901		85,099	4,150	72,063
Increase in other non-current assets			2,562		545	2,170	461
Acquisition of consolidated subsidiary			13,626		—	11,539	—

Sub-total			2,812,831		2,332,715	2,381,938	1,975,370

Net cash used in investing activities		((Won)	2,235,980)	((Won)	1,279,207)	($1,893,454)	($1,083,247)

(Continued)

SK TELECOM CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	Korean won				Translation into U.S. dollars (Note 2)
	2011		2010		2011	2010
	(In millions)				(In thousands)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Proceeds from short-term borrowings	(Won)	1,206,434	(Won)	607,376	$1,021,622	$514,333
Issuance of bonds payable		438,035		—	370,933	—
Proceeds from long-term borrowings		95,492		116,733	80,864	98,851
Increase in equity of consolidated subsidiaries		6,457		4,973	5,468	4,211

Sub-total		1,746,418		729,082	1,478,887	617,395

Cash outflows for financing activities:
Repayment of short-term borrowings		574,247		356,783	486,279	302,128
Repayment of current portion of long-term debt		550,943		470,657	466,545	398,558
Repayment of bonds payable		332,160		370,000	281,277	313,320
Repayment of long-term borrowings		500,000		16,097	423,406	13,631
Payment of dividends		668,293		680,100	565,918	575,917
Acquisition of treasury stock		208,012		156,088	176,147	132,177
Cash outflows from transaction of derivatives		17,695		—	14,984	—

Sub-total		2,851,350		2,049,725	2,414,556	1,735,731

Net cash used in financing activities		(1,104,932)		(1,320,643)	(935,669)	(1,118,336)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,065,991		(210,573)	902,694	(178,315)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		659,405		886,632	558,392	750,810

EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVAENTS HELD IN FOREIGN CURRENCY		3,323		(3,656)	2,814	(3,096)

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	1,728,719	(Won)	672,403	$1,463,900	$569,399

See accompanying notes to consolidated financial statements.

SK TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

1. GENERAL

SK Telecom Co., Ltd. (“SK Telecom”) was incorporated in March 1984 under the laws of Korea to engage in providing cellular telephone communication services in the Republic of Korea. SK Telecom Co., Ltd. and its subsidiaries (the “Company”) mainly provide wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)

SK Holdings, Co., Ltd.	18,748,452	23.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	44,554,460	55.17
Treasury stock	11,050,712	13.69

	80,745,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares consolidated financial statements in conformity with Korean statutory requirements and Korean International Financial Reporting Standards (“K-IFRS”), in the Korean language (Hangul). Accordingly, these consolidated financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, income, comprehensive income, changes in shareholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

The accompanying consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,180.90 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the nine months ended September 30, 2011. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

a.	Basis of Presentation

The Company has adopted the K-IFRS for the annual period beginning on January 1, 2011. In accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards”, the transition date to K-IFRS is January 1, 2010. The transition adjustments to K-IFRS are summarized in Note 3.

The Company’s interim consolidated financial statements for the nine months ended September 30, 2011 and 2010 are prepared in accordance with K-IFRS 1034 “Interim Financial Reporting”. The interim consolidated financial statements are prepared in accordance with the K-IFRS that are effective as of September 30, 2011.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end. Accordingly, accounting policies that are used for the preparation of the interim consolidated financial statements may be different from the policies that are used for the preparation of the first annual consolidated financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRSs are in progress, and the financial information presented in the interim financial statements may change accordingly in the future.

Major accounting policies used for the preparation of the interim consolidated financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The interim consolidated financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

b.	Basis of Consolidation

The consolidated financial statements include the accounts of SK Telecom and the following controlled subsidiaries as of September 30, 2011 (in millions of Korea won, except for share data).

Subsidiary	Primary business	Net equity		Number of shares	Ownership Percentage(%)	Location

SK Telink Co., Ltd.	Telecommunication services	(Won)	193,510	1,082,272	83.5	Korea
SK Communications Co., Ltd.	Internet website services		237,035	28,029,945	64.6	Korea
PAXNet Co., Ltd.	Internet website services		23,433	5,590,452	59.7	Korea
Loen Entertainment, Inc.	Release of music disc		91,619	16,054,812	63.5	Korea
Stonebridge Cinema Fund	Investment association		16,749	150	57.0	Korea
Ntreev Soft Co., Ltd.	Game software production		20,059	2,064,970	63.7	Korea
SK i-media Co., Ltd.	Game software production		(1,395)	10,000,000	100.0	Korea
Commerce Planet Co., Ltd.	Online shopping mall operation agency		(2,003)	29,396	100.0	Korea
SK Broadband Co., Ltd.	Telecommunication services		1,376,502	149,638,354	50.6	Korea
Broadband D&M Co., Ltd.	Base station maintenance service		5,150	900,000	100.0	Korea
Broadband Media Co., Ltd.	Multimedia TV portal services		(258,578)	25,200,000	100.0	Korea
Broadband CS Co., Ltd.	Customer Q&A and services		(11,901)	1,210,596	100.0	Korea
K-net Culture and Contents Venture Fund	Investment association		48,511	295	59.0	Korea
2nd BMC Focus Investment Fund	Investment association		28,860	200	66.7	Korea
Open Innovation Fund	Investment association		44,605	450	98.9	Korea
PS&Marketing Corporation	Communications device retail business		155,999	46,000,000	100.0	Korea
Service Ace Co., Ltd.	Customer center management service		26,346	4,385,400	100.0	Korea
Service Top Co., Ltd.	Customer center management service		16,878	2,856,200	100.0	Korea
Network O&S Co., Ltd.	Base station maintenance service		21,551	3,000,000	100.0	Korea
BNCP Co., Ltd.	Internet website services		19,301	8,820,000	100.0	Korea
Service-In Co., Ltd.	Database & on-line information service		2,565	500,000	100.0	Korea
SK Telecom China Holdings Co., Ltd.	Equity Investment		33,450	—	100.0	China
Sky Property Mgmt., Ltd.	Real Estate Investment		495,292	22,980	60.0	China
Shenzhen E-eye High Tech Co., Ltd.	Manufacturing		20,096	—	65.5	China
SK China Real Estate Co., Ltd.	Real Estate Investment		82,862	70,000,000	99.4	Hongkong
SKT Vietnam PTE., Ltd.	Telecommunication services		33,461	180,476,700	73.3	Singapore
SKT Americas, Inc.	Information gathering and consulting		45,884	109	100.0	USA
YTK Investment Ltd	Investment Association		52,382	—	100.0	Cayman
Technology Innovation Partners, LP	Investment Association		17,220	—	100.0	Cayman
Atlas Investment	Investment Association		52,245	—	100.0	USA
SK Telecom Global Investment B.V.	Investment Association		37,402	18,000	100.0	Netherlands
SK Telecom China Fund I L.P.	Investment Association		1,087	—	100.0	Cayman

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the current period are included in the consolidated statement of income and comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Company.

All intra-group transactions, balances, income and expenses are eliminated in full under consolidation

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings).

c.	Business Combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net faire value of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held interest in the acquiree (if any); the excess is recognized immediately in profit or loss as a bargain purchase gain.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Any changes in value of equity interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss as if that interest were disposed of.

d.	Foreign Currency Exchange

The individual financial statements of each Company entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks below for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss.

e.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

f.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: ‘financial assets at fair value through profit or loss’ (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

1)	Classification of financial assets

1-1) Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.

1-2) Held-to-maturity investments

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue amortized on an effective yield basis.

1-3) Available-for-sale financial assets

Non-derivatives financial assets that are not classified as at held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at available-for-sale financial assets. Available-for-sale financial assets are initially recognized and measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. Dividends on available-for-sale financial assets are recognized in profit or loss when the Company’s right to receive the dividends is established.

1-4) Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

For financial assets carried at amortized cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current rate of return for a similar financial asset. Once an impairment loss has been recognized on a financial asset recognized at cost, it is not permitted to recognize a reversal.

For financial assets carried at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In case of debt securities, in subsequent periods, if the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

g.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses.

h.	Investments in Associates

Associates are those entities over which the Company has significant influence but doesn’t control or has joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and assessed for impairment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

When the Company or its subsidiary transacts with its associate, unrealized gains from the transactions are eliminated to the extent of the Company’s interests in the associate. Unrealized losses are also eliminated, as long as the unrealized loss is not an impairment indicator of an asset which is being transferred.

When necessary, the Company may revise an associate’s financial statements, to apply consistent accounting policies as the Company, prior to applying the equity method of accounting for its investment in the associate.

i.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15 ~ 50
Machinery	3 ~ 15
Other	4 ~ 10

The Company reviews the depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in profit or loss when the item is derecognized.

j.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 15 ~ 50 years using the straight-line method.

The Company reviews the depreciation method, the estimated useful lives and residual values of investment property at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

k.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

l.	Intangible Assets

Intangible assets with definite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives ranging from 3 ~ 20 years. The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. At the case of amortizable intangible assets, the Company reviews impairment at each time whether the events are occurring that the carrying amount is not recoverable.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. The gains or losses arising from derecognition of an intangible asset, measured at the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

m.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants for acquiring or constructing non-current assets are recognized as a deduction (net of) the related assets’ book value in the consolidated statement of financial position, and is recognized into profit or loss by offsetting depreciation expense over the useful lives of the related assets on a systematic basis. Other government grants, revenue type, are recognized in profit or loss over the periods in which the Company recognizes the expense which the grants are intended to reimburse.

Government grants related to specific expenditure reimbursement; losses already incurred by the Company; or immediate financial support with no future expenditure requirements; are recognized in profit or loss in the period in which they become receivable by the Company.

n.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

o.	Financial Liabilities and Equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Financial liabilities are classified as either ‘financial liabilities at fair value through profit or loss (FVTPL)’ or ‘other financial liabilities’.

1)	Classification of financial liabilities and equity instruments

1-1) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

When the Company reacquires its own equity instruments (‘treasury shares’), equity is directly deducted. No gain or loss is recognized in profit or loss related to the acquisition, sale, issue or cancellation of treasury shares.

1-2) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, which is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

1-3) Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

2)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. An exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in profit or loss.

p.	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

q.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. For derivative instruments designated as cashflow hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income (loss).

r.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes all actuarial gains and losses arising from defined benefit plans as other comprehensive income (loss) and records at retained earnings immediately, which is not reclassified to current operation thereafter.

s.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. Discount rate is pre-tax interest rate reflecting inherent risk of liabilities and market’s valuation on the present value of monetary. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in profit or loss.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

t.	Revenue Recognition

Revenue from the sale of goods and rendering of services in the course of ordinary operating activities is measured at the fair value of the consideration received or receivable. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

The Company’s revenue is principally derived from telecommunication services including data services, broadband internet and fixed-line telephone services. Telecommunication services consist of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are deferred and recognized over the expected term of the customer relationship.

u.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statement of income and comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

2)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

3)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

v.	Handset Subsidies to Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made.

When customers agree to use the Company’s service for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and the Company estimates a provision for handset subsidies to be paid, which is recognized as to commissions paid at the time telecommunication service contracts are made.

w.	Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Company is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Company will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

x	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

1)	Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require the management’s judgments on the expected future cash flows and discount rates.

2)	Allowance for doubtful accounts of trade/other receivables and loans

Based on the aging of accounts receivables, past experience of bad debt, and economic and industrial factors, the Company estimates bad debt for the period and recognizes an allowance for the bad debt.

3)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate present value.

4)	Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from business combination, it is required to estimate the fair value of these assets at the acquisition date and to estimate the useful lives for depreciation and amortization.

5)	Provisions

Determining whether the Company will be required to settle the obligation incurred as a result of a past event, and estimating reliable value of obligation require the management’s judgement.

6)	Retirement benefit plans

The Company has defined retirement benefit plans. The cost of providing benefits under the plan are determined using an actuarial valuation method that requires management assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans.

7)	Deferred tax

Recognizing and measuring of the deferred tax assets and liabilities requires the management’s judgments and specially, whether and how deferred tax assets is recognized shall be affected from an assumption and management’s judgment of the future situation.

3. TRANSITION TO K-IFRS

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with K-IFRS, as the Company adopts K-IFRS in 2011. Therefore, prior period’s consolidated financial statements, comparatively presented herein, were restated in accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards” with a transition date of January 1, 2010.

a.	K-IFRS 1101 First-time adoption of K-IFRS - optional exemptions

K-IFRS 1101 provides for a number of optional exemptions from the general principle of full retrospective applications of K-IFRS. The optional exemptions for first-time adoption of K-IFRS of the Company elected are as follows.

1) Business combination

Business combinations that occurred before the date of transition to K-IFRS, were not retrospectively restated.

2) Fair value or revaluation as deemed cost

Certain property and equipment were revaluated at the date of transition to K-IFRS and such revaluation is used as the asset’s deemed cost.

b.	Explanation of effect of transition to K-IFRS

Effects on financial position at January 1, 2010 (date of transition) are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity

Based on Korean GAAP	(Won)	23,206,256	(Won)	10,861,631	(Won)	12,344,625
Adjustments:
1. Changes in scope of consolidation		(62,440)		3,735		(66,175)
2. Property and equipment		69,538		—		69,538
3. Employee benefits and retirement benefit obligation		15		25,048		(25,033)
4. Transfer of financial assets		416,242		400,753		15,489
5. Non-refundable activation fees		—		593,981		(593,981)
6. Other adjustments		(107,730)		(73,521)		(34,209)
7. Deferred tax and tax effect of adjustments		(185,157)		(322,948)		137,791

Total adjustment		130,468		627,048		(496,580)

Based on K-IFRS	(Won)	23,336,724	(Won)	11,488,679	(Won)	11,848,045

Effects on financial position at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity		Total comprehensive income

Based on Korean GAAP	(Won)	22,651,704	(Won)	10,173,055	(Won)	12,478,649	(Won)	1,021,501
Adjustments:
1. Changes in scope of consolidation		(103,743)		(13,053)		(90,690)		1,247
2. Property and equipment		477,044		—		477,044		407,811
3. Amortization of goodwill		151,900		(9,444)		161,344		151,620
4. Employee benefits and retirement benefit obligation		17		38,799		(38,782)		(5,514)
5. Transfer of financial assets		—		—		—		(15,489)
6. Effect on equity method in associates		18,430		—		18,430		7,717
7. Nonrefundable activation fees		—		533,783		(533,783)		60,199
8. Other adjustments		44,507		94,943		(50,436)		598
9. Deferred tax and tax effect of adjustments		(107,470)		(93,693)		(13,777)		(150,139)

Total adjustment		480,685		551,335		(70,650)		458,050

Based on K-IFRS	(Won)	23,132,389	(Won)	10,724,390	(Won)	12,407,999	(Won)	1,479,551

The adjustments of effects on financial position at September 30, 2010 and the results of operation for the three months and nine months ended September 30, 2010 are not presented in the accompanying financial statements as the Company did not prepare consolidated financial statements for the three months and nine months ended September 30, 2010 under Korean GAAP.

Under K-IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the consolidated statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under K-IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No others significant differences between the consolidated statements of cash flows prepared under Korean GAAP compared to K-IFRS have been noted.

c.	Explanation of transition to K-IFRS

Transition adjustments from previous GAAP (“Korean GAAP”) to K-IFRSs that affected the Company’s financial position, financial performance and cash flows are as follows.

1)	Scope of consolidation

As at the date of transition to K-IFRS the Company’s change in scope of consolidation is as follows:

Newly Added

Under Korean GAAP, subsidiaries whose total assets, as of December 31 of the prior year, were less than (Won)10 billion, were excluded from consolidation pursuant to the former ‘Act on External Audit of Stock Companies’ Article 1.3 section 2.1 in the Republic of Korea. Under K-IFRS, such subsidiaries are subject to consolidation regardless of significance.

Excluded

Under Korean GAAP, entities (subsidiaries) of which the Company has over 30% of the voting rights and is the largest shareholder, were included in consolidation pursuant to the former ‘Act on External Audit of Stock Companies’ Article 1.3 section 2.1 in the Republic of Korea. Under K-IFRS, as the Company does not have controlling power over the entities, entities are excluded from consolidation.

Changes	Name of entities

Newly added	Broadband D&M Co., Ltd., Broadband CS Co., Ltd.

Excluded	F&U Credit information Co., Ltd., IHQ, Inc., BMC Movie Expert Fund, BMC Digital Culture and Contents Fund

2)	Employee benefits and retirement benefit obligation

Under Korean GAAP, at the end of a reporting period a benefit obligation is calculated and recognized, based on an assumption that all employees who have worked over a year were to retire as of the reporting period end. While, under K-IFRS, the retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method.

Also, the Company recognizes its long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

3)	Change in depreciation method

The Company changed the depreciation method of equipment from declining balance method to straight-line method.

4)	Goodwill acquired by business combinations

Under Korean GAAP, the Company amortized goodwill acquired as a result of business combinations on a straight-line method from 5 ~ 20 years from the year of acquisition. Under K-IFRS, goodwill is not amortized but reviewed for impairment annually.

5)	Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred the Company derecognized the financial asset. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

6)	Deferment of non-refundable activation fees

Under Korean GAAP, the Company recognizes non-refundable activation revenues when the activation service is performed. Under K-IFRS, the Company defers such revenues and amortizes it over the expected term of the customer relationship.

7)	Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities assuming that all differences from one entity are recovered or settled together. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse. Under K-IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, difference between the carrying value and the tax base of the investments in subsidiaries, branches and associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities. Under K-IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

8)	Other reclassifications

(1) Memberships

Under Korean GAAP, facility-use memberships and guarantee deposits were classified as other non-current assets.

Under K-IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

(2) Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment.

Under K-IFRS, such properties are reclassified separately as investment properties.

4. FINANCIAL INSTRUMENTS

Details of financial assets as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	1,728,505	(Won)	—	(Won)	1,728,505
Financial Instruments		—		—		968,002		—		968,002
Short-term investment securities		—		90,669		—		—		90,669
Long-term investment securities (Note a)		15,067		1,545,066		—		—		1,560,133
Trade receivables		—		—		1,953,774		—		1,953,774
Loan and other receivables (Note b)		—		—		1,800,402		—		1,800,402
Derivatives assets		1,273		—		—		226,906		228,179

Total	(Won)	16,340	(Won)	1,635,735	(Won)	6,450,683	(Won)	226,906	(Won)	8,329,664

	December 31, 2010
	Financial assets designated as FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	659,405	(Won)	—	(Won)	659,405
Financial Instruments		—		—		567,269		—		567,269
Short-term investment securities		—		400,531		—		—		400,531
Long-term investment securities		—		1,680,582		—		—		1,680,582
Trade receivables		—		—		1,971,815		—		1,971,815
Loan and other receivables (Note b)		—		—		3,518,690		—		3,518,690
Derivatives assets		1,961		—		—		201,421		203,382

Total	(Won)	1,961	(Won)	2,081,113	(Won)	6,717,179	(Won)	201,421	(Won)	9,001,674

(Note a)	Long-term investment securities designated as FVTPL consist of financial instruments with an embedded derivatives (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.
(Note b)	Details of loan and other receivables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Short-term loans	(Won)	99,643	(Won)	94,924
Accounts receivable – other		1,343,877		2,531,847
Advanced payments and other		19,388		30,157
Long-term loans		91,862		84,323
Long-term accounts receivable – other		8,322		527,106
Guarantee deposits		237,310		250,333

	(Won)	1,800,402	(Won)	3,518,690

Details of financial liabilities as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Account payables-trade	(Won)	—	(Won)	201,567	(Won)	—	(Won)	201,567
Derivatives liabilities		1,654		—		811		2,465
Borrowings		—		1,523,976		—		1,523,976
Bonds payable (Note a)		409,278		3,910,789		—		4,320,067
Other payables (Note b)		—		2,129,244		—		2,129,244

Total	(Won)	410,932	(Won)	7,765,576	(Won)	811	(Won)	8,177,319

	December 31, 2010
	Financial liabilities designated as FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Account payables-trade	(Won)	—	(Won)	195,777	(Won)	—	(Won)	195,777
Derivatives liabilities		5,043		—		25,111		30,154
Borrowings		—		1,272,056		—		1,272,056
Bonds payable (Note a)		461,655		4,071,328		—		4,532,983
Other payables (Note b)		—		2,485,789		—		2,485,789

Total	(Won)	466,698	(Won)	8,024,950	(Won)	25,111	(Won)	8,516,759

(Note a)	Bonds payables designated as FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.

(Note b)	Details of other payables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Accounts payable-other	(Won)	1,094,487	(Won)	1,433,812
Withholdings		11,907		5,137
Accrued expenses		657,384		677,480
Current portion of long-term debt		49,106		215,416
Long-term payables – other		235,721		54,783
Finance lease liabilities		43,541		60,075
Other non-current liabilities		37,098		40,086

	(Won)	2,129,244	(Won)	2,485,789

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on observable or unobservable fair value of the instrument.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2011 are as follows (in millions of Korean won):

Type	Level 1		Level 2		Level 3		Total

Financial assets designated as FVTPL	(Won)	—	(Won)	15,067	(Won)	1,273	(Won)	16,340
Available-for-sale financial assets		1,176,346		25,370		8,695		1,210,411
Derivatives assets designated as hedging instruments		—		226,906		—		226,906
Financial liabilities designated as FVTPL		409,278		1,654		—		410,932
Derivatives liabilities designated as hedging instruments		—		811		—		811

5. TRADE AND OTHER RECEIVABLES

Details of short-term trade and other receivables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Accounts receivable – trade	(Won)	2,208,725	(Won)	2,198,050
Less allowance for doubtful accounts		(268,539)		(248,653)
Accounts receivable – trade, net		1,940,186		1,949,397
Short-term loans		101,902		96,353
Less allowance for doubtful accounts		(2,259)		(1,429)
Short-term loans, net		99,643		94,924
Accounts receivable – other		1,391,062		2,577,961
Less allowance for doubtful accounts		(47,185)		(46,114)
Accounts receivable – other, net		1,343,877		2,531,847
Accrued income		18,856		29,578
Less allowance for Accrued income		(142)		—
Accrued income, net		18,714		29,578
Other		675		580

	(Won)	3,403,095	(Won)	4,606,326

Details of long-term trade and other receivables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Long-term accounts receivable – trade	(Won)	13,588	(Won)	22,418
Long-term loans		123,191		115,509
Less allowance for doubtful accounts		(31,329)		(31,186)
Long-term loans, net		91,862		84,323
Long-term accounts receivable – other		8,322		527,106
Guarantee deposits		237,310		250,333

	(Won)	351,082	(Won)	884,180

Details of changes in allowance for doubtful accounts for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Beginning balance	(Won)	327,382	(Won)	320,680
Increase of Bad debt		56,550		61,715
Reversal of allowance for doubtful accounts		(1,737)		(259)
Write-off		(51,480)		(46,517)
Collection of receivables written off		19,562		17,685
Change in scope of consolidation and foreign exchange differences		(823)		(126)

Ending balance	(Won)	349,454	(Won)	353,178

Details of aging analysis of accounts receivable which are overdue but not impaired as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011				December 31, 2010
	Accounts receivable-trade		Accounts receivable-other		Accounts receivable-trade		Accounts receivable-other

Less than 1 month	(Won)	198,575	(Won)	18,191	(Won)	242,574	(Won)	58,014
1 ~ 3 months		91,009		21,340		106,063		22,363
3 ~ 6 months		35,828		14,918		45,823		17,128
More than 6 months		122,845		32,340		187,598		35,072

	(Won)	448,257	(Won)	86,789	(Won)	582,058	(Won)	132,577

6. INVENTORIES

Inventories as of September 30, 2011 and December 31, 2010 consist of the following (in millions of Korean won):

	September 30, 2011		December 31, 2010

Raw materials and Supplies	(Won)	6,211	(Won)	3,319
Work in process and Semi-finished goods		95		475
Finished goods and Merchandise		172,019		147,445

Total		178,325		151,239
Less allowance for valuation loss		(1,895)		(2,016)

Net	(Won)	176,430	(Won)	149,223

7. INVESTMENT SECURITIES

Details of investment securities as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011				December 31, 2010
	Current		Non-current		Current		Non-current

Equity securities:
Investments in listed company	(Won)	—	(Won)	1,088,927	(Won)	178,760	(Won)	1,230,381
Investments in non-listed company		241		54,736		15,051		75,227
Investments in funds and etc.		—		365,576		—		345,680

Sub-total		241		1,509,239		193,811		1,651,288

Debt Securities		3,009		50,894		2,004		29,294

Beneficiary certificates (Note)		87,419		—		204,716		—

Total	(Won)	90,669	(Won)	1,560,133	(Won)	400,531	(Won)	1,680,582

(Note)	The distributions arising from some beneficiary certificates as of September 30, 2011, are accounted for as accrued income.

8. INVESTMENTS IN ASSOCIATES

Investments in associates accounted for using the equity method as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	September 30, 2011					Carrying amount
	Number of shares	Ownership percentage (%)	Acquisition Cost			September 30, 2011		December 31, 2010

SK Marketing & Company Co., Ltd.	5,000,000	50.0	(Won)	190,000		(Won)	124,803	(Won)	117,905
SK China Company Ltd.	720,000	22.5		49,529			48,091		46,573
SK USA, Inc.	49	49.0		3,184			5,821		5,972
BMC Sector Limited Partnership IV	2,500	49.7		25,000			23,651		24,953
F&U Credit information Co., Ltd.	300,000	50.0		2,410			3,412		4,529
Korea IT Fund	190	63.3		190,000	(Note a)		236,572		226,633
JYP Entertainment Corporation	691,680	25.5		4,150			4,015		4,150
Konan Technology	78,550	29.5		13,456			4,082		4,410
Etoos Co., Ltd	701,000	15.6		18,993	(Note b)		14,867		14,339
BMC Digital Culture and Contents Venture Fund	100	39.8		10,000			8,533		8,925
Wave City Development Co., Ltd.	382,000	19.1		1,967	(Note b)		1,182		1,392
IBKC-bmc Cultural Contents Fund	—	25.0		2,500			2,383		2,292
Hanhwa No.2 Daisy Entertainment Investment Fund	—	20.0		2,000			1,454		2,008
BMC Movie Expert Fund	135	46.6		13,500			14,052		13,977
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000			392,737		386,417
Daehan Kanggun BcN Co., Ltd.	1,461,486	29.0		7,307			7,264		7,264
Television Media Korea Ltd.	18,564,000	51.0		18,568	(Note c)		16,555		18,568
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)	11,010,280	28.9		26,334			18,848		19,313
NanoEnTek, Inc.	1,807,130	9.3		11,000	(Note d)		10,469		—
UNISK(Beijing) Information Technology Co., Ltd.	49	49.0		3,475			5,881		4,714
PT. Melon Indonesia	4,900,000	49.0		6,492			5,713		6,210
Packet One Network	1,151,556	28.2		137,751	(Note e)		116,549		116,160
Mobile Money Ventures, LLC	—	50.0		12,763			1,035		3,206
SK Technology Innovation Company	—	49.0		28,146			23,208		25,052
LightSquared Inc.	3,387,916	3.3		72,096	(Note b)		56,782		72,096
SK Wyverns Baseball Club Co., Ltd. and other	—	—		153,559			98,551		67,634

Total			(Won)	1,404,180		(Won)	1,246,510	(Won)	1,204,692

(Note a)	Under an agreement with Korea IT Fund, the Company only has 14.3% voting rights, resulting in the Company having no control over Korea IT Fund
(Note b)	The Company classified investments in Etoos Co., Ltd., Wave City Development Co., Ltd., and Light squared Inc., as investments in associates, as the Company can exercise significant influence on these investees through participation in board of directors, even though the Company has less than 20% of equity interests in those investees.
(Note c)	Television Media Korea Ltd. is a joint venture as accounted for as investments in associates.
(Note d)	For the nine months ended September 30, 2011, the Company acquired 1,807,130 shares of NanoEnTek, Inc. Though the Company only holds 9.3% ownership of NanoEnTek, Inc., it has the ability to exercise significant influence on NanoEnTek, Inc., and as such entity is considered as an equity method investee.
(Note e)	For the nine months ended September 30, 2011, The Company additionally invested (Won)17,895 million in Packet One Network and acquired additional 172,082 shares.

Details of changes in Investments in associates accounted for using the equity method for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended September 30, 2011
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Dividend		Ending balance

SK Marketing & Company Co., Ltd.	(Won)	117,905	(Won)	—	(Won)	—	(Won)	6,343	(Won)	820	((Won)	265)	(Won)	—	(Won)	124,803
SK China Company Ltd.		46,573		—		—		(159)		1,677		—		—		48,091
SK USA, Inc.		5,972		—		—		(360)		209		—		—		5,821
BMC Sector Limited Partnership IV		24,953		—		—		(1,089)		(213)		—		—		23,651
F&U Credit information Co., Ltd.		4,529		—		—		(117)		—		—		(1,000)		3,412
Korea IT Fund		226,633		—		—		10,406		(467)		—		—		236,572
JYP Entertainment Corporation		4,150		—		—		(135)		—		—		—		4,015
Konan Technology		4,410		—		—		(327)		(1)		—		—		4,082
Etoos Co., Ltd		14,339		—		—		229		299		—		—		14,867
BMC Digital Culture and Contents Venture Fund		8,925		—		—		(392)		—		—		—		8,533
Wave City Development Co., Ltd.		1,392		—		—		(210)		—		—		—		1,182
IBKC-bmc Cultural Contents Fund		2,292		—		—		91		—		—		—		2,383
Hanhwa No.2 Daisy Entertainment Investment Fund		2,008		—		—		(554)		—		—		—		1,454
BMC Movie Expert Fund		13,977		—		—		75		—		—		—		14,052
HanaSK Card Co., Ltd.		386,417		—		—		6,186		(156)		290		—		392,737
Daehan Kanggun BcN Co., Ltd.		7,264		—		—		—		—		—		—		7,264
Television Media Korea Ltd.		18,568		—		—		(2,013)		—		—		—		16,555
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		19,313		1,000		—		(1,651)		7		179		—		18,848
NanoEnTek, Inc.		—		11,000		—		(490)		(23)		(18)		—		10,469
UNISK(Beijing) Information Technology Co., Ltd.		4,714		—		—		483		684		—		—		5,881
PT. Melon Indonesia		6,210		—		—		(783)		286		—		—		5,713
Packet One Network		116,160		17,895		—		(20,485)		(27)		3,006		—		116,549
Mobile Money Ventures, LLC		3,206		—		(2,739)		617		—		(49)		—		1,035
SK Technology Innovation Company		25,052		—		—		(2,542)		698		—		—		23,208
LightSquared Inc.		72,096		—		—		(17,405)		2,091		—		—		56,782
SK Wyverns Baseball Club Co., Ltd. and other		67,634		32,001		(3,715)		(200)		(115)		2,946		—		98,551

Total	(Won)	1,204,692	(Won)	61,896	((Won)	6,454)	((Won)	24,482)	(Won)	5,769	(Won)	6,089	((Won)	1,000)	(Won)	1,246,510

(Note)	For the nine months ended September 30, 2011, equity in earnings (losses) of investments in associates in the statements of income includes (Won)2,554 million of gain on disposal of investments in associates and (Won)164 million of loss on disposal of investments in associates, which is not reflected above.

	For the nine months ended September 30, 2010
	Beginning balance		Acquisition		Disposal		Equity in earnings (losses)		Other comprehensive income		Other increase (decrease)		Dividend		Ending balance

SK Marketing & Company Co., Ltd.	(Won)	112,531	(Won)	—	(Won)	—	(Won)	3,777	((Won)	47)	(Won)	—	(Won)	—	(Won)	116,261
SK China Company Ltd.		3,918		44,859		(947)		—		—		—		—		47,830
SK USA, Inc.		5,498		—		—		—		—		—		—		5,498
F&U Credit information Co., Ltd.		4,481		—		—		(86)		—		—		—		4,395
IHQ, Inc.		20,178		—		—		(1,490)		(16)		(18,672)		—		—
Korea IT Fund		220,957		—		—		6,509		954		—		(2,958)		225,462
Konan Technology		3,320		—		—		—		—		—		—		3,320
Hanaro Dream Incorporation		6,687		—		(6,687)		—		—		—		—		—
BMC Digital Culture and Contents Venture Fund		9,824		—		—		(481)		—		—		—		9,343
Wave City Development Co., Ltd.		1,532		—		—		—		—		—		—		1,532
IBKC-bmc Cultural Contents Fund		2,398		—		—		(83)		—		—		—		2,315
Hanhwa No.2 Daisy Entertainment Investment Fund		2,102		—		—		(84)		—		—		—		2,018
BMC Movie Expert Fund		13,261		—		—		587		—		—		—		13,848
HanaSK Card Co., Ltd.		—		400,000		—		(16,282)		(222)		—		—		383,496
Daehan Kanggun BcN Co., Ltd.		7,272		—		—		(9)		—		—		—		7,263
Candle Media Co., Ltd. (formerly PREGM Co., Ltd.)		15,000		—		—		—		—		—		—		15,000
UNISK(Beijing) Information Technology Co., Ltd.		4,247		—		—		—		—		—		—		4,247
SK Industrial Development		18,009		—		—		—		—		(18,009)		—		—
Skytel Co., Ltd.		14,958		—		—		2,833		1,337		—		(444)		18,684
Mobile Money Ventures, LLC		5,534		—		—		(1,820)		—		(86)		—		3,628
SK Wyverns Baseball Club Co., Ltd. and other		78,206		214,672		(12,134)		(3,194)		173		1,801		—		279,524

Total	(Won)	549,913	(Won)	659,531	((Won)	19,768)	((Won)	9,823)	(Won)	2,179	((Won)	34,966)	((Won)	3,402)	(Won)	1,143,664

(Note)	For the nine months ended September 30, 2010, equity in earnings (losses) of investments in associates in the statements of income includes (Won)10,393 million of gain on disposal of investments in associates which is not reflected above.

9. PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Land	(Won)	730,566	(Won)	707,970
Buildings and structures		2,027,738		1,988,759
Machinery		20,552,739		19,742,398
Other		1,691,328		1,414,837
Construction in progress		435,124		447,480

Total		25,437,495		24,301,444
Less accumulated depreciation		(17,226,605)		(16,146,012)
Accumulated impairment		(1,941)		(2,019)

Property and equipment, net	(Won)	8,208,949	(Won)	8,153,413

Details of changes in property and equipment for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Assets held for sale		Ending balance

Land	(Won)	707,970	(Won)	2,109	((Won)	1,947)	(Won)	22,434	(Won)	—	(Won)	—	(Won)	730,566
Buildings and structures		1,260,633		38,873		(6,739)		9,167		(63,349)		—		1,238,585
Machinery		5,167,143		167,757		(14,393)		976,419		(1,292,851)		(25)		5,004,050
Other		570,187		927,739		(3,202)		(618,212)		(75,827)		(61)		800,624
Construction in progress		447,480		817,417		(8,061)		(821,712)		—		—		435,124

Total	(Won)	8,153,413	(Won)	1,953,895	((Won)	34,342)	((Won)	431,904)	((Won)	1,432,027)	((Won)	86)	(Won)	8,208,949

	For the nine months ended September 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	706,599	(Won)	109	((Won)	6,919)	((Won)	1,102)	(Won)	—	(Won)	698,687
Buildings and structures		1,316,534		1,913		(1,358)		10,475		(63,150)		1,264,414
Machinery		5,211,662		137,768		(13,272)		533,686		(1,160,165)		4,709,679
Other		375,855		528,914		(2,389)		(315,662)		(64,855)		521,863
Construction in progress		417,027		405,608		(27,870)		(284,167)		—		510,598

Total	(Won)	8,027,677	(Won)	1,074,312	((Won)	51,808)	((Won)	56,770)	((Won)	1,288,170)	(Won)	7,705,241

10. INVESTMENT PROPERTY

Investment property as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Land	(Won)	21,976	(Won)	29,179
Buildings		298,170		183,406

Total		320,146		212,585
Less accumulated depreciation		(48,076)		(15,278)

Investment property, net	(Won)	272,070	(Won)	197,307

Details of changes in investment property for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	19,670	(Won)	—	(Won)	—	(Won)	2,306	(Won)	—	(Won)	21,976
Buildings		177,637		60,801		—		16,568		(4,912)		250,094

Total	(Won)	197,307	(Won)	60,801	(Won)	—	(Won)	18,874	((Won)	4,912)	(Won)	272,070

	For the nine months ended September 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	23,602	(Won)	—	(Won)	—	(Won)	1,102	(Won)	—	(Won)	24,704
Buildings		189,140		—		—		(9,375)		(3,887)		175,878

Total	(Won)	212,742	(Won)	—	(Won)	—	((Won)	8,273)	((Won)	3,887)	(Won)	200,582

Details of fair value of investment property as of September 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	September 30, 2011		December 31, 2010

Land	(Won)	40,540	(Won)	39,082
Buildings		248,973		176,465

	(Won)	289,513	(Won)	215,547

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

11. GOODWILL

Details of goodwill as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443		358,443
Other goodwill		90,243		80,975
Net foreign exchange differences		118		(9,005)

	(Won)	1,755,040	(Won)	1,736,649

12. INTANGIBLE ASSETS

Details of changes in intangible assets for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Assets held for sale		Ending balance

Frequency use rights	(Won)	709,043	(Won)	—	(Won)	—	(Won)	404,971	((Won)	109,768)	(Won)	—	(Won)	—	(Won)	1,004,246
Land use right		17,551		4,720		(54)		—		(4,201)		—		—		18,016
Industrial right		60,740		1,440		(1)		323		(2,788)		—		—		59,714
Software development costs		26,470		3,779		—		(510)		(6,618)		(459)		(2,965)		19,697
Customer relationships		226,940		98		—		—		(69,226)		—		—		157,812
Membership (Note a)		111,736		6,310		(2,439)		—		—		—		—		115,607
Other (Note b)		732,476		58,405		(631)		99,634		(265,779)		(1,100)		(46)		622,959

Total	(Won)	1,884,956	(Won)	74,752	((Won)	3,125)	(Won)	504,418	((Won)	458,380)	((Won)	1,559)	((Won)	3,011)	(Won)	1,998,051

	For the nine months ended September 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Impairment		Ending balance

Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	—	((Won)	87,398)	(Won)	—	(Won)	639,841
Land use right		12,534		6,420		—		—		(3,057)		—		15,897
Industrial right		60,918		3,054		—		5		(3,063)		—		60,914
Software development costs		35,714		8,619		—		429		(8,483)		—		36,279
Customer relationships		317,670		—		—		755		(68,750)		—		249,675
Membership (Note a)		107,495		1,290		121		—		—		—		108,906
Other (Note b)		742,648		55,541		(7,392)		123,711		(252,687)		(204)		661,617

Total	(Won)	2,004,218	(Won)	74,924	((Won)	7,271)	(Won)	124,900	((Won)	423,438)	((Won)	204)	(Won)	1,773,129

(Note a)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(Note b)	Other intangible assets consist of computer software, usable and profitable donation assets.

The book value and residual useful lives of major intangible assets as of September 30, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives

IMT license	(Won)	509,578	Frequency use rights relating to W-CDMA service	(note a)
W-CDMA license		85,633	Frequency use rights relating to W-CDMA service	(note b)
800MHz license		395,304	Frequency use rights relating to CDMA and LTE service	(note c)
WiBro license		10,356	WiBro service	(note d)
DMB license		3,375	DMB service	4 years and 9 months
Customer relationships		156,814	Customer relationships related to acquisition of SK Broadband Co., Ltd.	2 years

(note a)	The Company purchased the W-CDMA license from KCC on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003, under a straight-line basis over the remaining useful life of the license. The W-CDMA license will expire in December 2016.
(note b)	The Company purchased an additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-CDMA license will expire in December 2016.
(note c)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(note d)	The Company purchased a WiBro license from KCC on March 30, 2005. The license period is for 7 years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006, under a straight line basis over the remaining useful life.

13. BORROWINGS AND BONDS PAYABLE

a. Short-term borrowings

Short-term borrowings as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars):

	Lender	rate (%)	September 30, 2011		September 31, 2010

Short-term borrowing (Korean won)	Hana Bank, etc.	4.49 ~ 6.87	(Won)	386,235	(Won)	328,710
Short-term borrowing (Foreign currency)	SK China Company .Ltd	—	(US$	269,516 228,500)		—
CP	Shinhan Bank, etc.	3.83 ~ 3.85		520,000		195,000

Total			(Won)	1,175,751	(Won)	523,710

b. Long-term borrowings

Long-term borrowings as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of Chinese yuan and thousands of Japanese yen):

Lender	Maturity	Annual interest rate (%) (note b)	September 30, 2011		December 31, 2010

Korea Development Bank (note a)	2011	91 days CD yield + 1.02	(Won)	—	(Won)	100,000
Citibank (note a)	2011	91 days CD yield + 1.20	(Won)	—	(Won)	100,000
Nonghyup (note a)	2011	91 days CD yield + 1.30	(Won)	—	(Won)	100,000
Hana Bank (note a)	2011	91 days CD yield + 1.50	(Won)	—	(Won)	150,000
Nonghyup (note a)	2011	91 days CD yield + 1.50	(Won)	—	(Won)	50,000
Korea Development Bank	2011	3.22	(Won)	—	(Won)	3,251
Kookmin Bank	2012	4.02	(Won)	2,965	(Won)	5,930
Korea Development Bank	2013	4.02	(Won)	6,170	(Won)	8,814
Korea Development Bank	2014	4.02	(Won)	9,061	(Won)	9,885
Shinhan Bank	2015	4.02	(Won)	10,273	(Won)	10,273
Kookmin Bank	2016	4.02	(Won)	9,749	(Won)	—
Credit Agricole	2013	6M Libor + 0.29	US$	30,000	US$	30,000
Bank of China	〃	〃	US$	20,000	US$	20,000
DBS Bank	〃	〃	US$	25,000	US$	25,000
SMBC	〃	〃	US$	25,000	US$	25,000
China Merchants Bank	2018	5.35	CNY	360,000	CNY	360,000
Korea Exchange Bank	2015	5.18 ~ 5.44	CNY	200,000	CNY	200,000
Hana Bank HK	2014	3M Libor + 3.2	US$	75,000	US$	—

Total			(Won)	38,218	(Won)	538,153

			US$	175,000	US$	100,000
			CNY	560,000	CNY	560,000

Equivalent in Korean won			(Won)	348,225	(Won)	748,346

Less portion due within one year				(10,641)		(512,378)

Long-term portion			(Won)	337,584	(Won)	235,968

(note a)	Borrowings were repaid during the third quarter of 2011.
(note b)	As of September 30, 2011, 3-month Libor rate is 0.37% and the 6-month Libor rate is 0.56%.

c. Bonds payable

Bonds payable as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

		Annual
		Interest	September 30,		December 31,
	Maturity	rate (%)	2011		2010

Domestic general bonds	2011	3.0	(Won)	200,000	(Won)	200,000
〃	2013	4.0 ~ 6.92		450,000		450,000
〃	2014	5.0		200,000		200,000
〃	2015	5.0		200,000		200,000
〃	2016	5.0 ~ 5.92		470,000		470,000
〃	2018	5.0		200,000		200,000
Unsecured public bonds	2011	9.08		—		25,000
〃 (note b)	2014	4.86		50,000		—
Debentures (note c)	2011	6.65 ~ 9.20		—		315,718
〃 (note c)	2013	3.99		150,000		150,000
〃 (note c)	2014	4.40 ~ 4.53		390,000		—
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670
Dollar denominated bonds (US$500,000) (note d)	2012	7.0		592,142		596,951
Dollar denominated bonds (US$400,000)	2027	6.63		471,800		455,560
Yen denominated bonds (JPY 15,500,000) (note a)	2012	3 M Euro Yen LIBOR+0.55 ~ 2.5		238,175		216,547
Yen denominated bonds (JPY 5,000,000) (note a)	2012	3 M Euro Yen TIBOR+2.5		76,830		69,854
Floating rate notes (US$ 220,000) (note a)	2012	3 M LIBOR+3.15		259,490		250,558
Convertible bonds (US$ 332,528) (note e and f)	2014	1.75		409,278		461,655

Sub total				4,357,715		4,603,513
Less discounts on bonds				(37,647)		(70,530)

Net				4,320,068		4,532,983
Less portion due within one year				(1,581,777)		(874,437)

Long-term portion			(Won)	2,738,291	(Won)	3,658,546

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate and the 3-month LIBOR rate as of September 30, 2011 are 0.19%, 0.33% and 0.37%, respectively.
(note b)	SK Telink Co., Ltd., a subsidiary of the Company, issued unsecured public bonds.
(note c)	According to the covenant provision of the related borrowings, SK Broadband Co., Ltd., a subsidiary of the Company, is required to maintain its debt ratio lower than 1,000 percent and it cannot dispose of its property and equipment more than twenty times or (Won)10 trillion of its net assets in any given fiscal year.
(note d)	According to the covenants of foreign currency debentures, when a private person or other corporation except for AIG-Newbridge-TVG Consortium acquires more than 45% of ownership of SK Broadband Co., Ltd., a subsidiary of the Company, and its credit rating on global bond (US$ 500,000 thousand) is downgraded by S&P or Moody’s, SK Broadband Co., Ltd. is required to offer a buy-back of all foreign currency debentures at the price of 101% of the principal. If the Company does not comply with the covenant, it may be required to perform an immediate redemption.
(note e)	The convertible bonds are classified as financial liabilities as FVTPL in current portion of long-term debt as the bond holders can redeem their notes at April 7, 2012.

(note f)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with conversion price of (Won)230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of September 30, 2011 is 2,177,389 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011, the conversion price has changed from (Won)220,000 to (Won)211,271 and the number of common shares that can be converted changed from 2,090,996 shares to 2,177,389 shares due to the payment of periodic dividends. During the nine months ended September 30, 2011, no conversion was made.

14. PROVISIONS

Details of change in the provisions for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended September 30, 2011								As of September 30, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	732,042	(Won)	668,248	((Won)	638,970)	(Won)	761,320	(Won)	646,507	(Won)	114,813
Provision for point program		353		389		(261)		481		158		323
Provision for restoration		32,522		3,551		(3,275)		32,798		—		32,798
Provision for warranty		140		19		—		159		—		159
Provision for sales return		48		55		(40)		63		63		—
Other provisions		11		50		(32)		29		29		—

Total	(Won)	765,116	(Won)	672,312	((Won)	642,578)	(Won)	794,850	(Won)	646,757	(Won)	148,093

	For the nine months ended September 30, 2010								As of September 30, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	609,733	(Won)	738,829	((Won)	606,098)	(Won)	742,464	(Won)	664,231	(Won)	78,233
Provision for point program		894		333		(138)		1,089		326		763
Provision for restoration		26,473		4,820		—		31,293		—		31,293
Provision for warranty		93		36		—		129		—		129
Provision for sales return		40		—		(9)		31		31		—
Other provisions		22		—		(10)		12		12		—

Total	(Won)	637,255	(Won)	744,018	((Won)	606,255)	(Won)	775,018	(Won)	664,600	(Won)	110,418

The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis.

15. RETIREMENT BENEFIT OBLIGATION

a.	Details of retirement benefit obligation as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Present value of defined benefit obligation	(Won)	189,673	(Won)	160,363
Fair value of plan assets		(85,924)		(92,493)

Total	(Won)	103,749	(Won)	67,870

b.	Principal actuarial assumptions as of September 30, 2011 and December 31, 2010 are as follows:

	September 30, 2011	December 31, 2010

Discount rate for defined benefit obligations	3.89 ~ 6.64%	5.41 ~ 6.30%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.00 ~ 5.88%	4.00 ~ 5.64%
Expected rate of salary increase	5.00 ~ 8.15%	4.36 ~ 8.42%

c.	Changes in defined benefit obligations for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Beginning balance	(Won)	160,363	(Won)	127,255
Current service cost		48,345		68,349
Interest cost		6,750		6,088
Actuarial gain or loss		8,210		(1,620)
Benefit paid		(33,642)		(52,742)
Others		(58)		725
Classified as held for sale		(295)		—

Ending balance	(Won)	189,673	(Won)	148,055

d.	Changes in plan assets for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Beginning balance	(Won)	92,493	(Won)	73,596
Expected return on plan assets		3,050		2,400
Actuarial gain or loss		(978)		(1,125)
Contributions by employer directly to plan assets		2,200		4,002
Benefit payment		(10,872)		(9,117)
Others		31		458

Ending balance	(Won)	85,924	(Won)	70,214

e.	Expenses recognized in profit and loss for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Current service cost	(Won)	48,345	(Won)	68,349
Interest cost		6,750		6,088
Expected return on plan assets		(3,050)		(2,400)

Total	(Won)	52,045	(Won)	72,037

These expenses are recognized as labor cost, research and development expense in the period as profit or loss and construction in progress.

f.	Details of plan assets as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Equity instruments	(Won)	798	(Won)	26,247
Debt instruments		53,760		51,489
Others		31,366		14,757

Total	(Won)	85,924	(Won)	92,493

Actual return on plan assets for the nine months ended September 30, 2011 and 2010 is (Won)2,072 million and (Won)1,274 million, respectively.

16. SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	September 30, 2011		December 31, 2010

Authorized shares		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711

Share capital
Common stock	(Won)	44,639	(Won)	44,639

Share premium:
Paid-in surplus	(Won)	2,915,887	(Won)	2,915,887
Treasury stock		(2,410,451)		(2,202,439)
Loss on disposal of treasury stock		(15,875)		(15,875)
Others		(770,658)		(776,526)

Total	((Won)	281,097)	((Won)	78,953)

There are no changes in share capital for the nine months ended September 30, 2011 and for the year ended December 31, 2010.

(Note)	During the year ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding number of shares decreased without change in the share capital.

17. TREASURY STOCK

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for (Won)1,992,083 million for providing stock dividends, to purchase odd-lot stocks remaining from new stocks issuance, merger with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and for stock price stabilization purpose.

Meanwhile from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million and from July 21, 2011 through September 28, 2011, the Company additionally acquired 1,400,000 shares of treasury stock for (Won)208,012 million for in accordance with a resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of aforementioned treasury stock transactions, as of September 30, 2011 and December 31, 2010, the Company has 11,050,712 shares of treasury stock at (Won)2,410,451 million and 9,650,712 shares of treasury stock at (Won)2,202,439 million, respectively.

18. RETAINED EARNINGS

Retained earnings as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Appropriated:
Legal reserve	(Won)	22,320	(Won)	22,320
Reserve for research and manpower development		535,595		658,928
Reserve for business expansion		8,009,138		7,519,138
Reserve for technology development		1,524,000		1,150,000

Sub-total		10,091,053		9,350,386
Unappropriated		1,351,198		1,370,863

Total	(Won)	11,442,251	(Won)	10,721,249

a. Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period, until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may be used to offset a future deficit, if any, or may be transferred to share capital.

b. Reserve for research and manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

19. RESERVES

Details of reserves as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Net change in fair value of available-for-sale financial assets	(Won)	416,329	(Won)	793,645
Share of other comprehensive income of associates		(86,493)		(91,413)
Loss on valuation of derivatives		(74,127)		(56,862)
Foreign currency translations of foreign operations		28,844		(2,314)

Total	(Won)	284,553	(Won)	643,056

Details of change in reserves for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for- sale financial assets		Share of other comprehensive loss of associates		Gain (loss) on valuation of derivatives		Foreign currency differences from foreign operations		Total

Balance, January 1, 2010	(Won)	998,527	((Won)	91,244)	(Won)	12,552	(Won)	—	(Won)	919,835
Changes		(45,138)		2,168		(10,777)		(4,793)		(58,541)
Tax effect		4,395		—		1,415		—		5,811

Balance, September 30, 2010	(Won)	957,784	((Won)	89,076)	(Won)	3,190	((Won)	4,793)	(Won)	867,105

Balance, January 1, 2011	(Won)	793,645	((Won)	91,413)	((Won)	56,862)	((Won)	2,314)	(Won)	643,056
Changes		(487,932)		6,202		(20,955)		31,158		(471,527)
Tax effect		110,616		(1,282)		3,690		—		113,024

Balance, September 30, 2011	(Won)	416,329	((Won)	86,493)	((Won)	74,127)	(Won)	28,844	(Won)	284,553

Details of change in fair value of available-for-sale financial assets for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011						September 30, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax

Beginning balance	(Won)	1,023,458	((Won)	229,813)	(Won)	793,645	(Won)	1,284,221	((Won)	285,694)	(Won)	998,527
Recognized in other comprehensive income during the period		(349,914)		77,925		(271,989)		(43,381)		4,009		(39,372)
Reclassified from equity to profit or loss for the period		(138,018)		32,691		(105,327)		(1,758)		387		(1,371)

Ending balance	(Won)	535,526	((Won)	119,197)	(Won)	416,329	(Won)	1,239,082	((Won)	281,298)	(Won)	957,784

20. OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the three months and nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Other operating income:
Reversal of allowance for doubtful accounts (Note)	(Won)	41	(Won)	1,737	(Won)	259	(Won)	259
Gain on disposal of property and equipment and intangible assets (Note)		1,366		5,296		1,000		9,876
Other (Note)		44,826		58,818		7,766		15,989

	(Won)	46,233	(Won)	65,851	(Won)	9,025	(Won)	26,124

Other operating expenses:
Communication expenses	(Won)	14,384	(Won)	41,572	(Won)	15,761	(Won)	46,014
Utilities		47,309		124,921		45,496		121,040
Taxes and dues		18,590		38,430		26,430		42,742
Repair		62,808		185,718		55,376		159,911
Research and development		67,776		185,864		64,784		182,288
Training		9,346		21,042		8,354		17,740
Bad debt		15,753		51,789		19,226		56,627
Travels		7,889		22,825		7,070		19,392
Supplies and other		24,902		79,503		28,192		68,350
Loss on disposal of property and equipment and intangible assets (Note)		7,247		17,355		30,421		39,845
Loss on disposal of investment assets (Note)		—		248		—		2,028
Loss on impairment of intangible assets (Note)		—		1,559		—		204
Donations (Note)		15,796		61,175		19,090		96,805
Other bad debt (Note)		1,615		4,761		3,230		5,088
Other (Note)		8,827		18,318		3,090		15,246

	(Won)	302,242	(Won)	855,080	(Won)	326,520	(Won)	873,320

(Note)	Under Korean GAAP these were classified as other non-operating income and expenses.

While, under K-IFRS, these are classified as other operating income and expenses.

21. FINANCE INCOME AND COSTS

Details of finance income and costs for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Finance income:
Interest income	(Won)	42,435	(Won)	132,956	(Won)	64,062	(Won)	187,969
Dividends		5,912		26,882		6,495		26,736
Gain on foreign currency transactions		2,461		5,410		2,695		6,858
Gain on foreign currency translation		—		3,505		15,267		16,829
Gain on valuation of financial asset at FVTPL		—		1,067		—		—
Gain on disposal of long-term investment securities		2,290		162,667		13,187		28,702
Reversal of loss on impairment of investment securities		—		—		—		39
Gain on valuation of derivatives		1,558		3,645		391		1,906
Gain on transactions of derivatives		—		—		1,255		1,255
Gain on valuation of financial liability at FVTPL		19,127		52,377		—		—

		73,783		388,509		103,352		270,294

Finance costs:
Interest expenses		73,070		224,936		97,375		297,484
Loss on foreign currency transactions		3,697		7,350		3,366		8,602
Loss on foreign currency translation		22,998		12,832		—		1,888
Loss on valuation of short-term investment securities		—		—		405		6,404
Loss on disposal of long-term investment securities		300		457		2,029		2,030
Loss on valuation of derivatives		292		689		—		20,806
Loss on transactions of derivatives		—		5,136		—		—
Loss on disposal of accounts receivable		—		—		—		6
Loss on valuation of financial liability at FVTPL		—		—		7,596		9,287

	(Won)	100,357	(Won)	251,400	(Won)	110,771	(Won)	346,507

Details of interest income included in finance income for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Interest income on cash equivalents and deposits	(Won)	18,438	(Won)	41,550	(Won)	7,137	(Won)	24,359
Interest income on installment receivables and other interest income		23,997		91,406		56,925		163,610

	(Won)	42,435	(Won)	132,956	(Won)	64,602	(Won)	187,969

Details of interest expenses included in finance costs for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Interest expense on bank overdrafts and borrowings	(Won)	15,813	(Won)	48,156	(Won)	21,765	(Won)	67,781
Interest on bonds		50,536		157,106		66,101		200,979
Other interest expenses		6,721		19,674		9,509		28,724

	(Won)	73,070	(Won)	224,936	(Won)	97,375	(Won)	297,484

Details of income and costs by type of financial assets or financial liabilities; exclusive of the effects of bad debt expense on trade receivables, loans and other receivables, which is disclosed Note 5, for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011								2010
	Financial income				Financial costs				Financial income				Financial costs
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Financial assets:
Financial assets designated as at FVTPL	(Won)	—	(Won)	1,067	(Won)	—	(Won)	—	(Won)	1,255	(Won)	1,255	(Won)	405	(Won)	23,932
Available-for-sale financial assets		9,969		195,361		300		457		21,009		60,486		2,029		2,030
Loans and receivables		43,129		136,021		5,130		11,284		74,851		191,274		2,243		10,493

Sub-total		53,098		332,449		5,430		11,741		97,115		253,015		4,677		36,455

Financial liabilities:
Financial liabilities designated as at FVTPL		20,685		56,022		292		689		391		1,906		7,337		12,566
Financial liabilities at amortized cost		—		38		94,635		233,835		5,846		15,373		98,757		297,486
Derivatives designated as hedging instruments		—		—		—		5,136		—		—		—		—

Sub-total		20,685		56,060		94,927		239,660		6,237		17,279		106,094		310,052

Total	(Won)	73,783	(Won)	388,509	(Won)	100,357	(Won)	251,401	(Won)	103,352	(Won)	270,294	(Won)	110,771	(Won)	346,507

Details of impairment losses for each class of financial assets for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Impairment loss on available-for-sale financial assets	(Won)	—	(Won)	1	(Won)	3	(Won)	3
Bad debt		15,753		51,789		19,226		56,627
Other bad debt		1,615		4,761		3,230		5,088

	(Won)	17,368	(Won)	56,551	(Won)	22,459	(Won)	61,718

22. NET INCOME PER SHARE

Net income from continuing operation per share and net income per share for the three months and nine months ended September 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share from continuing operation

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income from continuing operation attributable to the owners of the Company	(Won)	384,298	(Won)	489,659	(Won)	1,395,761	(Won)	1,323,381
Weighted average number of common shares outstanding		70,499,159		71,965,408		70,894,202		72,217,080

Net income per share (in Korean won)	(Won)	5,451	(Won)	6,804	(Won)	19,688	(Won)	18,325

Net income per share from continuing operation for the three months ended March 31, 2011 and 2010 is (Won)7,640 and (Won)5,193, respectively. In addition, net income per share from continuing operation for the three months ended June 30, 2011 and 2010 is (Won)6,596 and (Won)6,333, respectively.

Net income from continuing operation attributable to the controlling interests for the three months and nine months ended September 30, 2011 and 2010 are computed as follows (in millions of Korean won):

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income attributable to the controlling interests	(Won)	386,166	(Won)	489,023	(Won)	1,396,494	(Won)	1,322,265

The controlling interests’ portion of net loss (income) from discontinued operation attributable to the controlling interests		(1,868)		636		(733)		1,116

Net income from continuing operation attributable to the controlling interests	(Won)	384,298	(Won)	489,659	(Won)	1,395,761	(Won)	1,323,381

Net income per share

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income attributable to the owners of the Company	(Won)	386,166	(Won)	489,023	(Won)	1,396,494	(Won)	1,322,265
Weighted average number of common shares outstanding		70,499,159		71,965,408		70,894,202		72,217,080

Net income per share (in Korean won)	(Won)	5,478	(Won)	6,795	(Won)	19,698	(Won)	18,310

Net income per share for the three months ended March 31, 2011 and 2010 is (Won)7,631 and (Won)5,192, respectively. In addition, net income per share for the three months ended June 30, 2011 and 2010 is (Won)6,580 and (Won)6,326, respectively.

The weighted average number of common shares outstanding for the three months and nine months ended September 30, 2011 and 2010 are calculated as follows:

2011
	Number of shares	Weighted number of days	Weighted number of shares
For the three months ended September 30, 2011
Outstanding common stocks at April 1, 2011	80,745,711	92 / 92	80,745,711
Treasury stocks at July 1, 2011	(9,650,712)	92 / 92	(9,650,712)
Acquisition of treasury stock	(1,400,000)	39 / 92 (Note)	(595,840)

Total	69,694,999		70,499,159

For the nine months ended September 30, 2011
Outstanding common stocks at January 1, 2011	80,745,711	273 / 273	80,745,711
Treasury stocks at January 1, 2011	(9,650,712)	273 / 273	(9,650,712)
Acquisition of treasury stock	(1,400,000)	39 / 273 (Note)	(200,797)

Total	69,694,999		70,894,202

2010
	Number of Shares	Weighted number of days	Weighted number of shares
For the three months ended September 30, 2010
Outstanding common stocks at April 1, 2010	80,745,711	92 / 92	80,745,711
Treasury stocks at July 1, 2010	(8,400,712)	92 / 92	(8,400,712)
Acquisition of treasury stock	(940,074)	37 / 92 (Note)	(379,591)

Total	71,404,925		71,965,408

For the nine months ended September 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	273 / 273	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	273 / 273	(8,400,712)
Acquisition of treasury stock	(940,074)	37 / 273 (Note)	(127,919)

Total	71,404,925		72,217,080

(Note)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date.

Diluted net income from continuing operation per share and diluted net income per share amounts for the three months and nine months ended September 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share from continuing operation

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010

Adjusted net income from continuing operation attributable to the owners of the Company	(Won)	385,708	(Won)	491,119	(Won)	1,399,304	(Won)	1,327,304

Adjusted weighted average number of common shares outstanding		72,676,548		74,056,404		73,071,591		74,308,076

Diluted net income per share (in Korean won)	(Won)	5,307	(Won)	6,632	(Won)	19,150	(Won)	17,862

Diluted net income per share from continuing operation for the three months ended March 31, 2011 and 2010 is (Won)7,426 and (Won)5,068, respectively. In addition, diluted net income per share from continuing operation for the three months ended June 30, 2011 and 2010 is (Won)6,415 and (Won)6,170, respectively.

Diluted net income from continuing operation attributable to the controlling interests for the three months and nine months ended September 30, 2011 and 2010 are computed as follows (in millions of Korean won):

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income attributable to the controlling interests	(Won)	387,576	(Won)	490,483	(Won)	1,400,037	(Won)	1,326,188

The controlling interests’ portion of net loss (income) from discontinued operation attributable to the controlling interests		(1,868)		636		(733)		1,116

Net income from continuing operation attributable to the controlling interests	(Won)	385,708	(Won)	491,119	(Won)	1,399,304	(Won)	1,327,304

Diluted net income per share

	For the three months ended				For the six months ended
	June 30, 2011		June 30, 2010		June 30, 2011		June 30, 2010

Adjusted net income to the owners of the Company	(Won)	387,576	(Won)	490,483	(Won)	1,400,037	(Won)	1,326,188
Adjusted weighted average number of common shares outstanding		72,676,548		74,056,404		73,071,591		74,308,076

Diluted net income per share (in Korean won)	(Won)	5,333	(Won)	6,623	(Won)	19,160	(Won)	17,847

Diluted net income per share for the three months ended March 31, 2011 and 2010 is (Won)7,418 and (Won)5,066, respectively. In addition, diluted net income from continuing operation per share for the three months ended June 30, 2011 and 2010 is (Won)6,400 and (Won)6,163, respectively.

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the three months ended				For the six months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income and ordinary income	(Won)	386,166	(Won)	489,023	(Won)	1,396,494	(Won)	1,322,265
Effect of convertible bonds (Note)		1,410		1,460		3,543		3,923

Adjusted net income and ordinary income	(Won)	387,576	(Won)	490,483	(Won)	1,400,037	(Won)	1,326,188

Weighted average number of common shares outstanding		70,499,159		71,965,408		70,894,202		72,217,080
Effect of exchangeable bonds (Note)		2,177,389		2,090,996		2,177,389		2,090,996

Adjusted weighted average number of common shares outstanding		72,676,548		74,056,404		73,071,591		74,308,076

(Note)	Assuming the conversion of the convertible bonds occurred at the beginning of the period, related interest expense would not have been incurred, resulting in an increase in net income and an increase in the weighted average number of common shares outstanding would have occurred.

Net income and diluted net income per share from discontinued operation for the three months and nine months ended September 30, 2011 and 2010 are computed as follows (in millions of Korean won):

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income and diluted net income per share	(Won)	26	((Won)	9)	(Won)	10	((Won)	15)

23. SEGMENT INFORMATION

The Company has two operating segments; cellular telephone communication services, fixed-line telecommunication services and any other businesses which could not be identified as either segment, were grouped into other. Cellular telephone communication services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Lastly, the Company’s Internet portal services and game manufacturing and others are grouped under other.

Details of the two segments and other for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended September 30, 2011
	Cellular telephone telecommunication service		Fixed-line Telecommunication service		Other		Sub-total		Internal transaction adjustments		Consolidated amount

Total sales	(Won)	10,641,117	(Won)	2,114,212	(Won)	471,331	(Won)	13,226,660	((Won)	1,212,045)	(Won)	12,014,615
Internal sales		632,182		474,721		105,142		1,212,045		(1,212,045)		—
External sales		10,008,935		1,639,491		366,189		12,014,615		—		12,014,615
Operating income		1,735,590		37,473		32,450		1,805,513		—		1,805,513
Net income (loss)		1,391,796		(21,894)		16,688		1,386,591		—		1,386,591
Total assets		19,861,710		3,506,938		1,990,601		25,359,249		(2,216,337)		23,142,912
Total liabilities		7,916,652		2,202,254		691,612		10,810,518		(241,463)		10,569,055

	For the nine months ended September 30, 2010
	Cellular telephone telecommunication service		Fixed-line Telecommunication service		Other		Sub-total		internal transaction adjustments		Consolidated amount

Total sales	(Won)	10,002,727	(Won)	2,005,393	(Won)	393,128	(Won)	12,401,248	((Won)	825,252)	(Won)	11,575,996
Internal sales		404,212		331,520		89,520		825,252		(825,252)		—
External sales		9,598,515		1,673,873		303,608		11,575,996		—		11,575,996
Operating income (loss)		1,786,925		(48,701)		29,154		1,767,378		—		1,767,378
Net income (loss)		1,349,907		(116,321)		30,782		1,264,368		—		1,264,368
Total assets		20,416,908		3,637,929		1,496,944		25,551,781		(2,025,341)		23,526,440
Total liabilities		8,866,658		2,305,082		314,742		11,486,482		(194,092)		11,292,390

The Company mainly operates in the domestic market, and as such no separate geographic segment information analysis is available.

24. TRANSACTIONS WITH RELATED PARTIES

Significant related party transactions for the three months and nine months ended September 30, 2011 and 2010, and account balances as of September 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

a. Transactions

	For three months ended September 30, 2011						For nine months ended September 30, 2011
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	74,280	(Won)	80,288	(Won)	4,205	(Won)	163,106	(Won)	227,807	(Won)	12,359

Parent Company:
SK Holdings Co., Ltd.		—		4,886		256		—		23,255		639

Associates:
SK Marketing & Company Co., Ltd.		4,455		42,274		1,730		6,663		107,972		6,902
F&U Credit Information Co., Ltd.		—		12,205		415		—		33,788		1,262
SK Wyverns Baseball Club Co., Ltd.		—		4,918		4		—		15,912		17
HanaSK Card Co., Ltd.		3		86,195		28,693		13		210,192		62,866
Others		76		2,680		215		105		6,151		660

Others :
SK innovation Co., Ltd.		—		185		1,445		—		577		2,950
SK MNS Co., Ltd.		42		4,949		1,592		47		12,318		3,053
SK Engineering & Construction Co., Ltd.		89,106		11,607		2,182		153,397		25,803		4,431
SKC Co., Ltd.		—		26		345		—		26		1,028
SK Telesys Co., Ltd.		51,608		14,172		286		149,078		27,882		838
SK Mobile energy Co., Ltd.		98		—		5		659		—		8
SK Networks Co., Ltd.		2,016		278,026		2,299		5,390		866,567		10,471
MRO Korea Co., Ltd.		2,782		1,486		6		5,541		4,430		22
SK Networks Service Co., Ltd.		578		17,800		105		1,170		54,360		296
SK Shipping Co., Ltd.		—		—		824		—		—		2,435
Others		8,535		26,671		4,618		9,234		51,704		6,626

Total	(Won)	233,579	(Won)	588,368	(Won)	49,225	(Won)	494,403	(Won)	1,668,744	(Won)	116,863

	For three months ended September 30, 2010						For nine months ended September 30, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	65,163	(Won)	81,151	(Won)	4,214	(Won)	106,293	(Won)	221,529	(Won)	9,990

Parent Company:
SK Holdings Co., Ltd.		49		7,351		335		118		22,028		789

Associates:
SK Marketing & Company Co., Ltd.		1,289		45,378		1,329		3,314		133,931		4,565
F&U Credit Information Co., Ltd.		—		17,652		1,132		—		29,939		1,315
SK Wyverns Baseball Club Co., Ltd.		—		4,500		11		—		12,900		39
HanaSK Card Co., Ltd.		—		15,970		5		—		15,970		8
Others		—		1,363		267		—		7,527		777

Others :
SK innovation Co., Ltd.		—		263		1,938		—		763		4,583
SK MNS Co., Ltd.		9		5,509		76		649		10,759		233
SK Engineering & Construction Co., Ltd.		103,641		7,845		1,654		139,206		8,986		10,403
SKC Co., Ltd.		—		26		246		—		26		659
SK Telesys Co., Ltd.		93,303		8,955		231		184,601		22,655		1,144
SK Mobile energy Co., Ltd.		398		—		4		1,482		—		14
SK Networks Co., Ltd.		2,793		303,075		5,892		3,319		821,728		21,087
MRO Korea Co., Ltd.		694		1,653		102		4,852		3,538		129
SK Networks Service Co., Ltd.		95		16,183		—		459		37,117		169
SK Shipping Co., Ltd.		—		—		844		—		—		2,940
Others		12,751		41,289		1,853		12,751		42,820		3,651

Total	(Won)	280,185	(Won)	558,163	(Won)	20,133	(Won)	457,044	(Won)	1,392,216	(Won)	62,495

b. Account balances

	As of September 30, 2011
	Accounts Receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	2,852	(Won)	—	(Won)	95,738	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		194		—		—		—

Associates:
SK Marketing & Company Co., Ltd.		7,377		—		28,623		10
F&U Credit Information Co., Ltd.		23		—		3,764		—
Wave City Development Co., Ltd.		38,412		—		—		—
Daehan Kanggun BcN Co., Ltd.		14,786		—		—		—
HanaSK Card Co., Ltd.		6,747		—		944		—
SK China Company, Ltd.		—		—		269,516		—
Others		2,406		—		1,089		—

Others :
SK innovation Co., Ltd.		889		91		27		—
SK MNS Co., Ltd.		993		—		2,986		—
SK Engineering & Construction Co., Ltd.		1,925		—		5,689		83
SKC Co., Ltd.		258		—		—		—
SK Telesys Co., Ltd.		499		—		33,205		—
SK Mobile energy Co., Ltd.		5		—		—		—
SK Networks Co., Ltd.		16,366		5,513		152,627		896
MRO Korea Co., Ltd.		1		—		2,552		—
SK Networks Service Co., Ltd.		13		—		7,260		—
SK Pinx Co., Ltd.		—		—		7		—
SK Shipping Co., Ltd.		353		—		—		—
Others		1,239		—		8,267		47

Total	(Won)	95,338	(Won)	5,604	(Won)	612,294	(Won)	4,621

	As of December 31, 2010
	Accounts receivable and loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	935	(Won)	—	(Won)	203,031	(Won)	3,585

Parent Company:
SK Holdings Co., Ltd.		480		—		1,595		—

Associates:
SK Marketing & Company Co., Ltd.		12,497		—		35,068		—
F&U Credit Information Co., Ltd.		47		—		7,002		—
Wave City Development Co., Ltd.		38,412		—		—		—
Daehan Kanggun BcN Co., Ltd.		30,224		—		—		—
HanaSK Card Co., Ltd.		8,478		—		19,948		—
Others		2,415		—		1,826		—

Others :
SK innovation Co., Ltd.		1,204		96		—		23
SK MNS Co., Ltd.		1,591		—		4,036		—
SK Engineering & Construction Co., Ltd.		2,610		—		42,880		82
SKC Co., Ltd.		109		—		6		—
SK Telesys Co., Ltd.		14,207		—		63,350		—
SK Mobile energy Co., Ltd.		2		—		645		—
SK Networks Co., Ltd.		3,203		5,513		99,284		689
MRO Korea Co., Ltd.		6		—		1,985		—
SK Networks Service Co., Ltd.		1		—		10,585		—
SK Pinx Co., Ltd.		—		—		6		—
SK Shipping Co., Ltd.		69		—		—		—
Others		850		—		3,510		258

Total	(Won)	117,340	(Won)	5,609	(Won)	494,757	(Won)	4,637

c. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three months and nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended September 30, 2011						For the nine months ended September 30, 2011
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight (8) Registered directors (including outside directors)	(Won)	399	(Won)	107	(Won)	506	(Won)	9,230	(Won)	731	(Won)	9,961

	For the three months ended September 30, 2010						For the nine months ended September 30, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight (8) Registered directors (including outside directors)	(Won)	358	(Won)	75	(Won)	433	(Won)	2,651	(Won)	518	(Won)	3,169

25. COMMITMENTS AND CONTINGENCIES

a.	SK Broadband Co., Ltd., a subsidiary, provides its time deposits up to (Won)20,000 million as collateral for members of the Employee Stock Purchase Association (“ESPA”) in order for employees to borrow money and contribute to the ESPA; such contribution are used to purchase the shares of SK Broadband Co., Ltd. in the market. As of September 30, 2011, SK Broadband Co., Ltd. has pledged (Won)4,700 million of time deposits.

b.	As of September 30, 2011, SK Telink Co., Ltd., a subsidiary, pledged as collateral for borrowings (Won)41,900 million (book value of(Won)31,600 million) of machinery.

c.	For the nine months ended June 30, 2011, PS & Marketing Corporation, a subsidiary, borrowed (Won)20,000 million from Shinhan Bank and obtained a line of credit for (Won)20,000 million, for operational purposes. In relation to the borrowings and line of credit, PS & Marketing Corporation pledged (Won)52,000 million of inventory as collateral to Shinhan Bank.

d.	As of September 30, 2011, Sky Property Mgmt, Ltd., a subsidiary, pledged CNY800,000,000 of building and land use right (long-term prepaid expenses) as collateral for its long-term borrowing amounting to CNY560,000,000 to Korean Exchange Bank and China Merchants Bank.

26. DERIVATIVE INSTRUMENTS

a. Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)5,971 million (net of tax effect totaling (Won)1,242 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)23,150 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,240 million (net of tax effect totaling (Won)1,177 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)88,006 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,325 million (net of tax effect totaling (Won)656 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)35 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)760 million (net of tax effect totaling (Won)214 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)1,786 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of September 30, 2011, in connection with unsettle foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)80,579 million (excluding tax effect totaling (Won)22,727 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)14,042 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations.

In addition, SK Broadband Co., Ltd., a subsidiary of the Company, has entered into a fixed-to-fixed cross currency swap contract with Korea Development Bank and other five banks to hedge the foreign currency risk of U.S. dollar denominated bonds with face amounts totaling US$500,000,000 at annual fixed interest rate of 7.0% issued on February 1, 2005. As of September 30, 2011, in connection with unsettled foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)5,362 million (excluding foreign exchange translation loss arising from U.S. dollar denominated bonds totaling (Won)120,907 million) is accounted for as accumulated other comprehensive income. Meanwhile, loss on valuation of currency swap which was incurred before the application of hedge accounting, amounting to (Won)46,856 million was charged to current operations.

b. Interest rate swap contract which no hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of (Won)3,389 million and loss on valuation of interest swap of (Won)3,279 million for the nine months ended September 30, 2011 and 2010, respectively, are charged to current operations.

In addition, SK Communications Co., Ltd., a subsidiary of the Company, sold its shares of Etoos Co., Ltd. on October 19, 2009 and acquired convertible bonds on disposal of its shares. In connection with convertible option which is embedded in convertible bonds, loss on valuation of convertible option of (Won)689 million and gain on valuation of convertible option of (Won)1,515 million for the nine months ended September 30, 2011 and 2010, respectively, are charged to current operations.

As of September 30, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (In thousands of U.S. dollars, Japanese yen and millions of Korean won):

					Fair value
Type	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated		Total

Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	500,000	Feb. 1, 2005 ~ Feb. 1, 2012	(Won)	79,412	(Won)	—	(Won)	79,412
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		2,946		—	(Won)	2,946

Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		15,937		—		15,937
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		40,543		—		40,543
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		88,068		—		88,068
Convertible Option	Convertible bonds securities	US$	500,000	Sep. 1, 2009 ~ Aug. 31, 2014		—		1,273		1,273

Total assets					(Won)	226,906	(Won)	1,273	(Won)	228,179

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012	(Won)	811	(Won)	—	(Won)	811
Floating-to-fixed Interest rate swap	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr.29, 2012		—		1,654		1,654

Total liabilities					(Won)	811	(Won)	1,654	(Won)	2,465

27. CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Reversal of allowance for doubtful accounts	((Won)	1,737)	((Won)	259)
Gain on disposal of property, equipment and intangible assets		(5,304)		(9,876)
Interest income		(132,986)		(188,002)
Dividend income		(26,882)		(26,736)
Gain on foreign currency translation		(3,505)		(16,829)
Gain on valuation of short-term securities		(1,067)		—
Gain on disposal of long term investment securities		(162,667)		(28,702)
Reversal of impairment loss on long term investment securities		—		(39)
Gain on valuation of derivatives		(3,645)		(1,906)
Gain on valuation of financial liabilities at FVTPL		(52,377)		—
Equity in earnings of investments in affiliates		(29,137)		(24,392)
Other income		(4,721)		(2,172)
Provision for retirement benefits		51,055		71,655
Depreciation and amortization		1,895,319		1,715,495
Bad debt expenses		51,789		56,627
Loss on disposal of property, equipment and intangible assets		17,355		39,845
Loss on impairment of intangible assets		1,559		204
Other bad debt expenses		4,761		5,088
Interest expenses		225,111		297,502
Loss on foreign currency translation		12,833		1,888
Loss on valuation of short-term investment securities		—		6,404
Loss on disposal of long term investment securities		457		2,030
Loss on valuation of derivatives		689		20,806
Loss on transaction of derivatives		5,136		—
Loss on valuation of financial liabilities at FVTPL		—		9,287
Equity in losses of investments in affiliates		51,229		23,820
Income tax expense		530,755		425,092
Other expenses		7,951		21,454

	(Won)	2,431,971	(Won)	2,398,284

Changes in assets and liabilities from operating activities for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Accounts receivable - trade	((Won)	23,658)	((Won)	64,205)
Accounts receivable - other		1,038,616		(497,094)
Accrued income		16,151		1,053
Advance payments		24,852		(29,440)
Prepaid expenses		(79,473)		(13,365)
Inventories		(70,107)		(58,769)
Other current assets		68,948		50,576
Long-term accounts receivables - other		518,762		(148,799)
Accounts payable -trade		17,947		67,308
Accounts payable -other		(379,504)		(145,254)
Advanced receipts		16,304		46,263
Withholdings		119,331		224,284
Accrued expenses		34,869		165,508
Unearned revenue		(33,586)		(43,487)
Retirement benefit payment		(33,642)		(52,742)
Plan assets		8,672		5,115
Other non-current		(159)		(7,599)
Others		1,899		2,055

	(Won)	1,246,222	((Won)	498,592)

Significant non-cash transactions for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Transfer construction in progress to property and equipment	(Won)	1,458,672	(Won)	582,617
Transfer inventories to tangible assets account		59,470		47,312
Accounts payable -other of tangible assets and others		197,190		—
Write-off of accounts receivable-trade and others		51,480		46,517
Transfer bonds payable to current portion of long-term debt account		1,401,923		759,478
Transfer long-term borrowings to current portion of long-term debt account		47,644		907,095

28. DISCONTINUED OPERATION

The Company determined to dispose its common stock in SK i-media Co., Ltd. a game software production business. General information on the discontinued operation is as follows:

Description
Main business	On-line & Mobile game software production and provision
Date of initial public announcement	September 30, 2011
Date of expected discontinuance	October 20, 2011
Method of disposal	Disposal of common stock
Purchasing company	LK Media tech Inc.

Income (loss) of discontinued operation for the three months and nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won). Meanwhile, comparative financial statements for the three months and nine months ended September 30, 2010 were restated and separately present discontinued operation and cash flows relating to discontinued operation.

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Operating loss generated by discontinued operation	((Won)	699)	((Won)	1,270)	((Won)	2,943)	((Won)	2,290)
Financial income(loss) generated by discontinued operation		(75)		(27)		(145)		14
Income tax for discontinued operation		3,660		314		4,220		551

Income(loss) generated by discontinued operation	(Won)	2,886	((Won)	983)	(Won)	1,132	((Won)	1,725)

Attributable to:
Controlling interests	(Won)	1,868	((Won)	636)	(Won)	733	((Won)	1,116)
Non-controlling interests	(Won)	1,018	((Won)	347)	(Won)	400	((Won)	609)

Net cash flows related to discontinued operation for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011		2010

Cash flows from operating activities	((Won)	1,864)	((Won)	620)
Cash flows from investing activities		206		(1,952)
Cash flows from financing activities		1,600		1,000

Net cash flows	((Won)	58)	((Won)	1,572)

As of September 30, 2011, the related asset and liability of discontinued operation is classified as assets classified as held for sale (See Note 29).

29. ASSETS CLASSIFIED AS HELD FOR SALE

As of September 30, 2011, the book value of the assets and liabilities classified as held for sale are as follows (In millions of Korean won):

	September 30, 2011

Cash and cash equivalents	(Won)	214
Accounts receivable – trade		114
Property and equipment / Intangible assets		3,097
Other receivables		490

Total assets classified as held for sale		3,915

Accounts payable – other		196
Retirement benefit obligation		295
Other payables		1,602

Total liabilities classified as held for sale		2,093

Net assets classified as held for sale	(Won)	1,822

30. SUBSEQUENT EVENT

a. Split-off

In accordance with the resolution of the Board of Directors on July 19, 2011 and the approval of general meeting of shareholders on August 31, 2011, the Company split off platform business segment and established SK Planet Co., Ltd. on October 1, 2011. SK Planet Co., Ltd. was registered on October 5, 2011. General information related to the split-off are summarized as follows:

Description
Split-off method	Simple physical split-off
Spin-off company	SK Telecom Co., Ltd. (Surviving company)
SK Planet Co., Ltd. (New spin-off company)
Date of split-off	October 1, 2011

b. Resolution of acquisition of common stock in Hynix Semiconductor Inc.

On November 11, 2011, in accordance with the resolution of the Board of Directors, the Company agreed to acquire 146,100,000 shares of common stock in Hynix Semiconductor Inc. for approximately (Won)3,426,657 million on February 14, 2012. The Company will acquire the investee’s common stock by cash settlement (old and new stock purchase). The Company’s ownership for Hynix Semiconductor Inc. will be 21.05%.

31. FINANCIAL RISK MANAGEMENT

Financial Risk Factors

The Company is exposed to credit risk, liquidity risk and market risk. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a. Market risk

a-(1) Currency risk

The Company is exposed to currency risk of its revenue and expenditure that are denominated in a currency other than the functional currency of the Company. The Company primarily transacts in USD, JPY and EUR, besides its functional currency of KRW. The Company has hedging policies based on its business characteristics and its current financial instruments (which hedge its currency risks). In addition, the Company analyzes, manages and reports currency risk periodically through its foreign currency denominated receivables and payables management system.

The book value of the Company’s monetary assets and liabilities denominated in foreign currencies as of September 30, 2011, is as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent

US$	57,841	(Won)	68,223	1,615,506	(Won)	1,905,490
EUR	283		454	2,059		3,297
JPY	117,659		1,808	20,501,467		315,028
CNY	—		—	560,000		103,595
Others	4,003		671	538		957

		(Won)	71,156		(Won)	2,328,367

In addition, the Company has entered into a cross currency swaps to hedge against currency risk related to foreign currency borrowings and bonds payable. (Refer to Note 26)

Effects of a 10% change in foreign currency to the Company’s functional currency on income before income tax as of September 30, 2011 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	10% increase in KRW against foreign currency		10% decrease in KRW against foreign currency

US$	((Won)	66,613)	(Won)	66,613
EUR		(284)		284
JPY		154		(154)
CNY		(10,359)		10,359
Others		(29)		29

a-(2) Equity price risk

The Company has investments in listed and non-listed equity securities for its liquidity and ongoing operational purposes. Refer to Note 7 for details on the carrying value of these investments. As of September 30, 2011, marketable equity securities is (Won)1,112,643 million.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company is exposed to interest rate risk due to its borrowing with floating interest rate. The Company considers various alternatives to hedge its interest rate risk and optimize its financing, which includes refinancing, renewal, alternative finance and hedging options.

As of September 30, 2011, borrowings and bonds payables with floating interest rate is (Won)867,905 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and bonds payables (Refer to Note 26).

For the nine months ended September 30, 2011, assuming an interest rate change of 1% and considering all other variables as fixed, income before income tax would change upward or downward by (Won)1,767 million due to the interest expenses of borrowings and bonds payables with floating interest rate.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the nine months ended September 30, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are significantly overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institution. The amount of maximum exposure to credit risk of the Company is same as the book value of financial assets as of September 30, 2011.

In addition, the aging analysis of trade and other receivables that are past due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 21.

c. Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash equivalents balance and liquidity through the utilization of its various committed credit lines, while operating an effective & effective business.

The contractual maturity of financial liabilities of the Company as of September 30, 2011 is as follows (In millions of Korean won):

	Less than 1 year		1-5 years		More than 5 years		Total

Borrowings	(Won)	1,186,392	(Won)	270,987	(Won)	66,597	(Won)	1,523,976
Bonds payable (Note a)		1,583,839		2,102,076		671,800		4,357,715
Derivatives liabilities		2,465		—		—		2,465
Trade payables		201,567		—		—		201,567
Other payables (Note b)		1,813,147		328,363		—		2,141,510

Total	(Won)	4,787,410	(Won)	2,701,426	(Won)	738,397	(Won)	8,227,232

(Note a)	Exclusive of bond discount.
(Note b)	Includes undiscounted long-term payables and long-term security deposits the Company received.

Capital Management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company’s overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the consolidated financial statements.

Debt-equity ratio as of September 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	September 30, 2011		December 31, 2010

Debt	(Won)	10,569,055	(Won)	10,724,390
Equity		12,573,857		12,407,999

Debt-equity ratio		84.06%		86.43%

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2011

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC
12Fl., One IFC
23-5 Yoido-dong,
Youngdeungpo-gu, Seoul
150-876, Korea
Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

SK Telecom Co., Ltd.

Report on the separate financial statements

We have reviewed the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”). The financial statements consist of the separate statements of financial position as of September 30, 2011 and December 31, 2010, and the related separate statements of income, comprehensive income for the three months and nine months ended September 30, 2011 and changes in shareholders’ equity and cash flows for the nine months ended September 30, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the separate financial statements

The Company’s management is responsible for the preparation and fair presentation of the accompanying separate financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying separate financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate financial statements of the Company are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034 “Interim Financial Reporting”, and the requirements of K-IFRS 1101 “First-time Adoption of Korean International Financial Reporting Standards”, relevant to interim financial reporting.

Other matter

The separate statements of income and comprehensive income for the three months and nine months ended September 30, 2010 and changes in shareholders’ equity and cash flows for the nine months ended September 30, 2010, comparatively presented herein, were not reviewed.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte

Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

November 24, 2011

Notice to Readers

This report is effective as of November 24, 2011, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the independent accountants’ review report date and the time the independent accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the independent accountants’ review report.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
ASSETS		September 30, 2011		December 31, 2010		September 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	4	(Won)	1,396,318	(Won)	357,470	$1,182,418	$302,710
Short-term financial instruments	4		705,500		299,500	597,426	253,620
Short-term investment securities	4,6		85,263		393,811	72,202	333,484
Accounts receivable - trade, net	4,5,23		1,334,787		1,453,061	1,130,313	1,230,469
Short-term loans, net	4,5,23		88,765		80,731	75,167	68,364
Accounts receivable - other, net	4,5,23		1,293,249		2,499,969	1,095,138	2,117,003
Prepaid expenses			91,954		156,153	77,868	132,232
Derivative assets	4,24		2,946		—	2,495	—
Inventories			15,860		9,019	13,430	7,637
Advanced payments and other	5,6		35,800		67,262	30,317	56,959

Total current assets			5,050,442		5,316,976	4,276,774	4,502,478

NON-CURRENT ASSETS:
Long-term financial instruments	4		7,578		69	6,417	58
Long-term investment securities	4,6		1,382,761		1,517,029	1,170,938	1,284,638
Investments in subsidiaries and associates	7		3,640,521		3,584,395	3,082,836	3,035,308
Property and equipment	8,23		5,673,497		5,469,747	4,804,384	4,631,846
Investment property	9		39,935		34,799	33,817	29,468
Goodwill	10		1,308,422		1,308,422	1,107,987	1,107,987
Intangible assets	11		1,611,118		1,424,969	1,364,314	1,206,680
Long-term loans, net	4,5,23		72,931		64,098	61,759	54,279
Long-term accounts receivable - other, net	4,5		8,322		527,084	7,047	446,341
Long-term prepaid expenses			21,107		1,031	17,874	873
Guarantee deposits	4,5,23		155,049		154,360	131,297	130,714
Long-term derivative assets	4,24		144,548		139,577	122,405	118,195
Deferred income tax assets			283,174		183,481	239,795	155,374
Other non-current assets			709		1,089	601	923

Total non-current assets			14,349,672		14,410,150	12,151,471	12,202,684

TOTAL ASSETS		(Won)	19,400,114	(Won)	19,727,126	$16,428,245	$16,705,162

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

SEPTEMBER 30, 2011 AND DECEMBER 31, 2010

		Korean won				Translation into U.S. dollars (Note 2)
LIABILITIES AND STOCKHOLDERS’ EQUITY		September 30, 2011		December 31, 2010		September 30, 2011	December 31, 2010
	Notes	(In millions)				(In thousands)
CURRENT LIABILITIES:
Short-term borrowings	4	(Won)	500,000	(Won)	—	$423,406	$—
Accounts payable - other	4,23		1,032,909		1,287,035	874,679	1,089,876
Withholdings			485,284		348,093	410,944	294,769
Accrued expenses	4		433,523		452,103	367,112	382,846
Income tax payable			202,740		243,263	171,683	205,998
Unearned revenue			291,684		308,590	247,001	261,318
Derivative liabilities	4,24		2,465		15,393	2,087	13,035
Provision	14		646,665		652,830	547,604	552,824
Current portion of long-term debt, net	4,12,13		1,007,585		1,208,555	853,235	1,023,419
Advanced receipts and other			54,090		45,151	45,805	38,234

Total current liabilities			4,656,945		4,561,013	3,943,556	3,862,319

NON-CURRENT LIABILITIES:
Bonds payable, net	4,12		2,150,524		2,933,813	1,821,089	2,484,387
Long-term borrowings	4,13		117,950		113,890	99,881	96,443
Long-term payables - other	4		231,731		50,643	196,233	42,885
Long-term unearned revenue			225,585		241,892	191,028	204,837
Retirement benefit obligation	15		45,946		21,382	38,908	18,107
Long-term derivative liabilities	4,24		—		14,761	—	12,500
Long-term provision	14		142,710		107,218	120,849	90,793
Long-term advanced receipts and other	4,14,23		102,437		101,556	86,744	85,999

Total non-current liabilities			3,016,883		3,585,155	2,554,732	3,035,951

Total Liabilities			7,673,828		8,146,168	6,498,288	6,898,270

STOCKHOLDERS’ EQUITY:
Share capital	1,16		44,639		44,639	37,801	37,801
Share premium	16,17		(233,036)		(24,643)	(197,338)	(20,868)
Retained earnings	18		11,574,002		10,824,356	9,801,002	9,166,192
Reserves	19		340,681		736,606	288,492	623,767

Total Shareholders’ Equity			11,726,286		11,580,958	9,929,957	9,806,892

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		(Won)	19,400,114	(Won)	19,727,126	$16,428,245	$16,705,162

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)

OPERATING REVENUE:
Revenue	23	(Won)	3,202,287	(Won)	9,521,831	(Won)	3,205,265	(Won)	9,324,277	$2,711,734	$8,063,198	$2,714,256	$7,895,907
Other	20		9,772		16,270		5,751		15,036	8,275	13,778	4,870	12,733

Sub-total			3,212,059		9,538,101		3,211,016		9,339,313	2,720,009	8,076,976	2,719,126	7,908,640

OPERATING EXPENSES:	23
Labor cost	15		133,437		421,254		117,309		446,304	112,996	356,723	99,339	377,935
Commissions paid			1,302,214		3,824,523		1,277,173		3,721,984	1,102,730	3,238,651	1,081,525	3,151,820
Depreciation and amortization	8,9,11		454,446		1,298,332		358,158		1,112,240	384,830	1,099,443	303,292	941,858
Network interconnection			247,310		739,085		301,744		832,502	209,425	625,866	255,520	704,972
Leased line			115,899		310,022		85,247		256,489	98,145	262,530	72,188	217,198
Advertising			78,957		173,681		67,204		189,676	66,862	147,075	56,910	160,620
Rent			77,971		231,943		73,588		221,008	66,027	196,412	62,315	187,152
Cost of goods sold			54,225		137,832		25,657		57,595	45,918	116,718	21,727	48,772
Other	20		238,807		663,616		261,215		697,223	202,224	561,958	221,200	590,417

Sub-total			2,703,266		7,800,288		2,567,295		7,535,021	2,289,157	6,605,376	2,174,016	6,380,744

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
		ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)

OPERATING INCOME		(Won)	508,793	(Won)	1,737,813	(Won)	643,721	(Won)	1,804,292	$430,852	$1,471,600	$545,110	$1,527,896

Financial income	21		63,592		366,015		98,463		255,729	53,850	309,947	83,380	216,554
Financial costs	21		72,727		167,834		76,761		248,273	61,586	142,123	65,002	210,240
Gain on disposal of investments in associates			—		1,990		6,408		6,408	—	1,684	5,426	5,426
Loss on disposal of investments in associates			1,291		1,291		—		—	1,093	1,093	—	—

INCOME BEFORE INCOME TAX			498,367		1,936,693		671,831		1,818,156	422,023	1,640,015	568,914	1,539,636

PROVISION FOR INCOME TAX			109,684		512,952		157,927		429,252	92,882	434,374	133,734	363,496

NET INCOME		(Won)	388,683	(Won)	1,423,741	(Won)	513,904	(Won)	1,388,904	$329,141	$1,205,641	$435,180	$1,176,140

NET INCOME PER SHARE
(In Korean won and U.S. dollars)	22	(Won)	5,513	(Won)	20,083	(Won)	7,141	(Won)	19,232	$4.67	$17.01	$6.05	$16.29

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars)	22	(Won)	5,368	(Won)	19,533	(Won)	6,959	(Won)	18,744	$4.55	$16.54	$5.89	$15.87

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won								Translation into U.S. dollars (Note 2)
		2011				2010				2011		2010
		Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
		ended September 30		ended September 30		ended September 30		ended September 30		ended September 30	ended September 30	ended September 30	ended September 30
	Notes	(In millions except for per share data)								(In thousands except for per share data)

NET INCOME		(Won)	388,683	(Won)	1,423,741	(Won)	513,904	(Won)	1,388,904	$329,141	$1,205,641	$435,180	$1,176,140

OTHER COMPREHENSIVE INCOME :
Net change in fair value of available-for-sale financial assets	19		(199,438)		(380,171)		105,210		(37,296)	(168,886)	(321,933)	89,093	(31,583)
Gain (loss) on valuation of derivatives	19		(21,981)		(15,754)		(5,144)		(3,894)	(18,614)	(13,342)	(4,356)	(3,297)
Actuarial gain (loss) on retirement benefit obligations	15		(182)		(5,802)		960		(147)	(154)	(4,913)	813	(124)

Sub-total			(221,601)		(401,727)		101,026		(41,337)	(187,654)	(340,188)	85,550	(35,004)

TOTAL COMPREHENSIVE INCOME		(Won)	167,082	(Won)	1,022,014	(Won)	614,930	(Won)	1,347,567	$141,487	$865,453	$520,730	$1,141,136

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

				Share premium
		Share capital		Paid-in surplus		Treasury stock		Loss on disposal of treasury stock		Other		Retained earnings		Reserves		Total
	Notes
(In millions of Korean won)
Balance, January 1, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	1,992,083)	((Won)	15,875)	((Won)	726,156)	(Won)	9,560,310	(Won)	998,728	(Won)	10,785,450
Cash dividends			—		—		—		—		—		(680,043)		—		(680,043)
Treasury stock			—		—		(156,088)		—		—		—		—		(156,088)
Total other comprehensive income (loss)			—		—		—		—		—		1,388,757		(41,190)		1,347,567
Net income			—		—		—		—		—		1,388,904		—		1,388,904
Other comprehensive loss	19		—		—		—		—		—		(147)		(41,190)		(41,337)
Other changes			—		—		—		—		5,607		—		—		5,607

Balance, September 30, 2010		(Won)	44,639	(Won)	2,915,887	((Won)	2,148,171)	((Won)	15,875)	((Won)	720,549)	(Won)	10,269,024	(Won)	957,538	(Won)	11,302,493

Balance, January 1, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,202,439)	((Won)	15,875)	((Won)	722,216)	(Won)	10,824,356	(Won)	736,606	(Won)	11,580,958
Cash dividends			—		—		—		—		—		(668,293)		—		(668,293)
Treasury stock	17		—		—		(208,012)		—		—		—		—		(208,012)
Total other comprehensive income (loss)			—		—		—		—		—		1,417,939		(395,925)		1,022,014
Net income			—		—		—		—		—		1,423,741		—		1,423,741
Other comprehensive loss	19		—		—		—		—		—		(5,802)		(395,925)		(401,727)
Other changes			—		—		—		—		(381)		—		—		(381)

Balance, September 30, 2011		(Won)	44,639	(Won)	2,915,887	((Won)	2,410,451)	((Won)	15,875)	((Won)	722,597)	(Won)	11,574,002	(Won)	340,681	(Won)	11,726,286

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

			Share premium
		Share capital	Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Total
	Notes
(In thousands of U.S dollars)
Balance, January 1, 2010		$37,801	$2,469,207	($1,686,919)	($13,443)	($614,917)	$8,095,783	$845,735	$9,133,247
Cash dividends		—	—	—	—	—	(575,868)	—	(575,868)
Treasury stock		—	—	(132,177)	—	—	—	—	(132,177)
Total other comprehensive income (loss)		—	—	—	—	—	1,176,016	(34,880)	1,141,136
Net income		—	—	—	—	—	1,176,140	—	1,176,140
Other comprehensive loss	19	—	—	—	—	—	(124)	(34,880)	(35,004)
Other changes		—	—	—	—	4,747	—	—	4,747

Balance, September 30, 2010		$37,801	$2,469,207	($1,819,096)	($13,443)	($610,170)	$8,695,931	$810,855	$9,571,085

Balance, January 1, 2011		$37,801	$2,469,207	($1,865,051)	($13,443)	($611,581)	$9,166,192	$623,767	$9,806,892
Cash dividends		—	—	—	—	—	(565,918)	—	(565,918)
Treasury stock	17	—	—	(176,147)	—	—	—	—	(176,147)
Total other comprehensive income (loss)		—	—	—	—	—	1,200,728	(335,275)	865,453
Net income		—	—	—	—	—	1,205,641	—	1,205,641
Other comprehensive loss	19	—	—	—	—	—	(4,913)	(335,275)	(340,188)
Other changes		—	—	—	—	(323)	—	—	(323)

Balance, September 30, 2011		$37,801	$2,469,207	($2,041,198)	($13,443)	($611,904)	$9,801,002	$288,492	$9,929,957

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operating activities:
Net income		(Won)	1,423,741	(Won)	1,388,904	$1,205,641	$1,176,140
Adjustments for income and expenses	25		1,791,310		1,737,301	1,516,902	1,471,167
Changes in assets and liabilities related to operating activities	25		1,756,037		(153,684)	1,487,033	(130,141)

Sub-total			4,971,088		2,972,521	4,209,576	2,517,166

Interest received			105,593		158,359	89,417	134,100
Dividends received			33,676		38,981	28,517	33,010
Interest paid			(147,528)		(205,271)	(124,928)	(173,826)
Income tax paid			(537,545)		(648,890)	(455,200)	(549,488)

Net cash provided by operating activities			4,425,284		2,315,700	3,747,382	1,960,962

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets			253,000		280,000	214,243	237,108
Decrease in short-term loans			136,852		163,196	115,888	138,196
Proceeds from sales of long-term investment securities			214,612		402,614	181,736	340,938
Proceeds from disposal of consolidated subsidiary and associates			7,124		44,953	6,033	38,067
Proceeds from disposal of property and equipment			2,294		16,736	1,943	14,172
Proceeds from disposal of intangible assets			2,172		4,194	1,839	3,552
Collection of long-term loans			28,152		72,385	23,839	61,296
Decrease in other non-current assets			386		516	326	438

Sub-total			644,592		984,594	545,847	833,767

Cash outflows for investing activities:
Increase in short-term financial instruments, net			406,000		69,310	343,806	58,693
Increase in short-term investment assets			141,000		—	119,400	—
Increase in short-term loans			177,372		183,356	150,201	155,268
Increase in long-term financial instruments			7,509		50	6,359	42
Acquisition of long-term investment securities			215,323		30,566	182,338	25,884
Acquisition of consolidated subsidiary and associates			62,552		880,138	52,970	745,311
Acquisition of property and equipment			1,590,158		939,077	1,346,564	795,221
Increase in intangible assets			32,617		22,909	27,620	19,400
Increase in long-term loans			2,334		81,840	1,976	69,303
Increase in other non-current assets			4		531	3	450

Sub-total			2,634,869		2,207,777	2,231,237	1,869,572

(Continued)

SK TELECOM CO., LTD.

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

		Korean won				Translation into U.S. dollars (Note 2)
		2011		2010		2011	2010
	Notes	(In millions)				(In thousands)

Net cash used in investing activities		((Won)	1,990,277)	((Won)	1,223,183)	($1,685,390)	($1,035,805)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows for financing activities:
Proceeds from short-term borrowings			500,000		100,000	423,406	84,681

Sub-total			500,000		100,000	423,406	84,681

Cash outflows for financing activities:
Repayment of current portion of long-term debt			670,000		290,000	567,364	245,575
Acquisition of treasury stock			208,012		156,088	176,147	132,177
Repayment of bonds payable			332,160		240,000	281,277	203,235
Cash dividends			668,293		680,016	565,918	575,846
Cash outflows from transaction of derivatives			17,694		—	14,984	—

Sub-total			1,896,159		1,366,104	1,605,690	1,156,833

Net cash used in financing activities			(1,396,159)		(1,266,104)	(1,182,284)	(1,072,152)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			1,038,848		(173,587)	879,708	(146,995)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR			357,470		422,125	302,710	357,460

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH HELD IN FOREIGN CURRENCY			—		32	—	27

CASH AND CASH EQUIVALENTS AT END OF THE YEAR		(Won)	1,396,318	(Won)	248,570	$1,182,418	$210,492

See accompanying notes to separate financial statements.

SK TELECOM CO., LTD.

NOTES TO SEPARATE FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

1. GENERAL:

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company mainly provides wireless telecommunications in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2011, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)

SK Holdings, Co., Ltd.	18,748,452	23.22
Tradewinds Global Investors, LLC	4,050,518	5.02
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	44,554,460	55.17
Treasury stock	11,050,712	13.69

	80,745,711	100.00

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company maintains its official accounting records in Republic of Korean won (“Won”) and prepares separate financial statements in conformity with Korean statutory requirements and Korean International Financial Reporting Standards (“K-IFRS”), in the Korean language (Hangul). Accordingly, these separate financial statements are intended for use by those who are informed about K-IFRS and Korean practices. The accompanying separate financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, income, comprehensive income, changes in shareholders’ equity or cash flows, is not presented in the accompanying separate financial statements.

The accompanying separate financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of (Won)1,180.90 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the nine months ended September 30, 2011. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

w.	Basis of Presentation

The Company has adopted the “K-IFRS” for the annual period beginning on January 1, 2011. In accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards”, the transition date to K-IFRS is January 1, 2010. The transition adjustments to K-IFRS are summarized in Note 3.

The Company’s interim separate financial statements for the nine months ended September 30, 2011 and 2010 are prepared in accordance with K-IFRS 1034 “Interim Financial Reporting”. The interim financial statements are prepared in accordance with the K-IFRS that are effective as of September 30, 2011.

There may be newly or amended K-IFRS and interpretations that are effective subsequent to the current period-end. Accounting policies that are used for the preparation of the interim separate financial statements may be different from the policies that are used for the preparation of the first annual separate financial statements in accordance with K-IFRS as of and for the period ending December 31, 2011. Currently, enactments and amendments of the K-IFRSs are in progress, and the financial information presented in the interim financial statements may change accordingly in the future.

Major accounting policies used for the preparation of the interim separate financial statements are stated below. Unless stated otherwise, these accounting policies have been applied consistently to the financial statements for the current period and accompanying comparative period.

The interim separate financial statements have been prepared on the historical cost basis except for certain non-current assets and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

x.	Foreign Currency Exchange

The individual financial statements of each Company entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the separate financial statements, the results and financial position of each Company entity are expressed in “Korean Won”, which is the functional currency of the Company and the presentation currency for the separate financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on transactions entered into in order to hedge certain foreign currency risks below for hedging accounting policies); and

•

exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

For the purpose of presenting separate financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity. On the disposal of a foreign operation, all of the accumulated exchange differences in respect of that operation attributable to the Company are reclassified to profit or loss.

y.	Cash Equivalents

Cash and cash equivalents include cash, bank balances and short-term highly liquid investments with an original maturity of three months or less.

z.	Financial Assets

All financial assets are recognized and derecognized on trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories: ‘financial assets at fair value through profit or loss’ (FVTPL), ‘held-to-maturity investments’, ‘available-for-sale financial assets’ and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

4)	Classification of financial assets

1-5)	Financial assets at fair value through profit or loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative or embedded derivative separated from contracts that is not designated and effective as a hedging instrument. Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Transaction costs directly attributable to the acquisition of financial assets at FVTPL are recognized immediately in profit or loss.

1-6)	Held-to-maturity investments

Non-derivatives financial assets with fixed or determinable payments and fixed maturity dates that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment, with revenue recognized on an effective yield basis.

1-7)	Available-for-sale financial assets

Non-derivatives financial assets that are not classified as at held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as at available-for-sale financial assets. Available-for-sale financial assets are initially recognized and measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss. Dividends on available-for-sale financial assets are recognized in profit or loss when the Company’s right to receive the dividends is established.

1-8)	Loans and receivables

Non-derivatives financial assets like trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

5)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For listed and unlisted equity investments classified as available-for-sale financial asset, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

For financial assets carried at amortized cost, the amount of the impairment loss is measured at the difference between the similar asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets carried at acquisition cost, the amount of the impairment loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. These impairment loss is not reversed to an event occurring after the impairment was recognized.

For financial assets carried at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In case of debt securities, in a subsequent period, if the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

6)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

aa.	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses.

bb.	Investments in Subsidiaries and Associates

In accordance with K-IFS 1027 and 1028, the accompanying financial statements are separate financial statements, which are presented by an investor with control of a subsidiary or significant influence over associates, in which the investments are measured based on its direct cost, not using the equity method. The Company accounts for the investments in subsidiaries and associates at cost in accordance with K-IFRS 1027. Dividends from subsidiaries and associates are recognized in profit when the right to receive the dividend is established.

cc.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property and equipment is directly attributable to their purchase or construction, which includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in carrying amount of an asset or as an asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Assets	Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other	4 ~ 10

The Company reviews the depreciation method, the estimated useful lives and residual values of property and equipment at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is determined as the difference between the net disposal proceeds and the carrying amount of the item, and is included in profit or loss when the item is derecognized.

dd.	Investment Property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

While land is not depreciated, all other investment property is depreciated based on the respective assets estimated useful lives ranging from 30 years using the straight-line method.

The company reviews the depreciation method, the estimated useful lives and residual value of investment property at the end of each annual reporting period. If expectations differ previous estimates, the changes are accounted for a changes in an accounting estimate.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset in which the property is derecognized) is included in profit or loss in the period in which the property is derecognized.

ee.	Goodwill

Goodwill is measured as the excess of the sum of: a) the consideration transferred, b) the amount of any non-controlling interests in the acquiree, and c) the fair value of the acquirer’s previously held equity interest in the acquiree (if any); over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not depreciated, but tested for impairment at the end of each annual reporting period. Goodwill is carried at cost less accumulated impairment losses and the impairment losses are not reversed.

ff.	Intangible Assets

Intangible assets with definite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives ranging from 3 ~ 20 years. The Company reviews the amortization method, the estimated useful lives and residual values of intangible assets at the end of each annual reporting period. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses. Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each annual reporting period. At the case of amortizable intangible assets, the Company reviews impairment at each time whether the events are occurring that the carrying amount is not recoverable.

An Intangible assets is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising from the derecognition of an intangible assets is measured at the difference between the net disposal proceeds and the carrying amount of the asset, recognized in profit or loss when the item is derecognized.

gg.	Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants for acquiring or constructing non-current assets are recognized as a deduction (net of) the related assets’ book value in the consolidated statement of financial position, and is recognized into profit or loss by offsetting depreciation expense over the useful lives of the related assets on a systematic basis. Other government grants, revenue type, are recognized in profit or loss over the periods in which the Company recognizes the expense which the grants are intended to reimburse.

Government grants related to specific expenditure reimbursement, losses already incurred by the Company, or immediate financial support with no future expenditure requirements, are recognized in profit or loss in the period in which they become receivable by the Company.

hh.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

m.	Financial Liabilities and Equity Instruments issued by the Company

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Financial liabilities are classified as either ‘financial liabilities at fair value through profit or loss (FVTPL)’ or ‘other financial liabilities’.

3)	Classification of financial liabilities and equity instruments

1-1)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

When the Company reacquires its own equity instruments (‘treasury shares’), equity is directly deducted. No gain or loss is recognized in profit or loss related to the acquisition, sale, issue or cancellation of treasury shares.

1-2)	Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term or it is a derivative, including embedded derivative separated from contracts, that is not designated and effective as a hedging instrument.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability.

1-3)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

4)	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. An exchange between an existing borrower and lender of debt instruments with substantially different terms, or a substantial modification of the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liabilities derecognized and the consideration paid is recognized in profit or loss.

n.	Lease

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

o.	Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument. For derivative instruments designated as cashflow hedges, the effective portions of the gains or losses on the hedging instruments are recorded as part of other comprehensive income (loss).

p.	Retirement Benefit Obligation

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets.

For defined retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. The present value of the defined benefit obligation is denominated in the same currency in which the benefits are expected to be paid, and calculated at the discount rate which is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligation. The Company recognizes all actuarial gains and losses arising from defined benefit plans as other comprehensive income (loss) and records at retained earnings immediately, which is not reclassified to current operation thereafter.

q.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When the effect of the time value of money is material, the provision is measured using the cash flows estimated to settle the present obligation. Discount rate is pre-tax interest rate reflecting inherent risk of liabilities and market’s valuation on the present value of monetary. Changes in provisions caused by elapse of time are the financial cost as incurred and recognized in profit or loss.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized. If the existence of an obligation to transfer economic benefit is no longer probable, the related provision is reversed during the period.

r.	Revenue Recognition

Revenue from the sale of goods and rendering of services in the course of ordinary operating activities is measured at the fair value of the consideration received or receivable. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, sales price is fixed or determinable and collectability is reasonably assured.

The Company’s revenue is principally derived from telecommunication service including data services, broadband internet and fixed-line telephone services. Telecommunication services consist of fixed monthly charges, usage-related charges and non-refundable activation fees. Fixed monthly charges are recognized in the period earned. Usage-related charges are recognized at the time services are rendered. Non-refundable activation fees are deferred and recognized over the expected term of the customer relationship.

s.	Segment information

The Company reports management its decision of resource allocation and performance evaluation of segment unit as a single reporting unit.

t.	Income Tax and Deferred Tax

Income tax consists of current tax and deferred tax.

4)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the separate statement of income and comprehensive income/income statement because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

5)	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the separate financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred tax assets and liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

6)	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

u.	Handset Subsidies to Long-term Mobile Subscribers

The Company provides lump-sum handset subsidies to customers who agree to use the Company’s service for the predetermined service period and the subsidies are charged to commission paid as the related payments are made.

Where customers agree to use the Company’s service for a predetermined service period and purchase handsets on an installment basis, the subsidies are paid every month over the installment period and the Company estimates a provision for handset subsidies estimated to be paid, which is recognized as to commission paid at the time telecommunication service contracts are made.

v.	Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are critical assumptions and key sources of estimation uncertainty at the end of reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

8)	Fair value measurement of financial instruments

Subsequent to initial recognition, available-for-sale financial assets and derivative financial assets are stated at fair value with any gains or losses arising on remeasurement recognized in profit or loss or other comprehensive income. When measuring fair value, if there is quoted price in active market, the Company uses it. But, if quoted price does not exist, the Company uses valuation techniques that require the management’s judgments on the expected future cash flows and discount rates.

9)	Allowance for doubtful accounts of trade/other receivables and loans

Based on the aging of accounts receivables, past experience of bad debt, and economic and industrial factors, the Company estimates bad debt for the period and recognizes an allowance for the bad debt.

10)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the directors to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate present value.

11)	Measurement of property and equipment, intangible assets

If the Company acquires property and equipment or intangible assets from business combination, it is required to estimate the fair value of these assets at the acquisition date and to estimate the useful lives for depreciation and amortization.

12)	Provisions

Determining whether that the Company will be required to settle the obligation incurred as a result of a past event and estimating reliable value of obligation require management’s judgment.

13)	Retirement benefit plans

The Company has defined retirement benefit plans. The cost of providing benefits under the plan are determined using an actuarial valuation method that requires management make assumptions on discount rates, expected rate of salary increase and expected rate of return on plan assets. These assumptions involve critical uncertainties due to the long-term nature of the retirement benefit plans.

14)	Deferred tax

Recognizing and measuring of the deferred tax assets and liabilities requires the management’s judgments and specially, whether and how deferred tax assets is recognized shall be affected from an assumption and management’s judgment of the future situation.

3. TRANSITION TO K-IFRS

As stated in Note 2, these are the Company’s first separate financial statements prepared in accordance with K-IFRS as the Company adopts K-IFRS in 2011. Therefore, prior period’s separate financial statements, comparatively presented herein, were restated in accordance with K-IFRS 1101 “First-time adoption of International Financial Reporting Standards” with a transition date of January 1, 2010.

d.	First-time adoption of K-IFRS

K-IFRS 1101 provides for a number of optional exemptions from the general principle of full retrospective applications of K-IFRS. The optional exemptions for first-time adoption of K-IFRS of the Company elected are as follows.

1)	Business combination

Business combinations that occurred before the date of transition to K-IFRS, were not be retrospectively restated.

2)	Fair value or revaluation as deemed cost

Certain property and equipment were revaluated at the date of transition to K-IFRS such that revaluation is used as the asset’s deemed cost.

3)	Deemed cost of investments in subsidiaries and associates

In accordance with the optional exemption of K-IFRS 1101, the carrying amount of investments in subsidiaries and associates, under previous GAAP (Korean GAAP), at the date of transition to K-IFRS, is used as the its deemed cost.

e.	Explanation of effect of transition to K-IFRS

Effects on financial position at January 1, 2010 (date of transition) are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity

Based on Korean GAAP	(Won)	19,297,633	(Won)	8,056,183	(Won)	11,241,450
Adjustments:
1. Property and equipment		69,233		—		69,233
2. Employee benefits and retirement benefit obligation		—		14,860		(14,860)
3. Transfer of financial assets		416,242		400,754		15,488
4. Non-refundable activation fees		—		593,981		(593,981)
5. Other adjustments		(178,452)		(84,941)		(93,511)
6. Deferred tax and tax effect of adjustments		(49,227)		(210,859)		161,632

Total adjustment		257,796		713,795		(455,999)

Based on K-IFRS	(Won)	19,555,429	(Won)	8,769,978	(Won)	10,785,451

Effects on financial position at September 30, 2010 and total comprehensive income for the three months and nine months ended September 30, 2010 are as follows (in millions of Korean won):

							Total comprehensive income
	Total assets		Total liabilities		Net equity		Three months ended September, 30		Nine months ended September, 30

Based on Korean GAAP	(Won)	19,333,859	(Won)	7,910,180	(Won)	11,423,679	(Won)	451,917	(Won)	1,013,758
Adjustments:
1. Property and equipment		296,839		—		296,839		118,759		227,606
2. Amortization of goodwill		97,111		—		97,111		32,370		97,111
3. Employee benefits and retirement benefit obligation		—		18,020		(18,020)		(736)		(3,161)
4. Transfer of financial assets		179,921		160,609		19,312		60		3,824
5. Effect on equity method in associates		58,263		—		58,263		30,854		57,981
6. Non-refundable activation fees		—		552,160		(552,160)		25,463		41,821
7. Other adjustments		875		88,858		(87,983)		(1,569)		5,529
8. Deferred tax and tax effect of adjustments		—		(65,453)		65,453		(42,188)		(96,902)

Total adjustment		633,009		754,194		(121,185)		163,013		333,809

Based on K-IFRS	(Won)	19,966,868	(Won)	8,664,374	(Won)	11,302,494	(Won)	614,930	(Won)	1,347,567

Effects on financial position at December 31, 2010 and total comprehensive income for the year ended December 31, 2010 are as follows (in millions of Korean won):

	Total assets		Total liabilities		Net equity		Total Comprehensive income

Based on Korean GAAP	(Won)	18,959,912	(Won)	7,505,495	(Won)	11,454,417	(Won)	1,139,202
Adjustments:
1. Property and equipment		477,044		—		477,044		407,811
2. Amortization of goodwill		129,494		—		129,494		129,494
3. Employee benefits and retirement benefit obligation		—		23,630		(23,630)		(8,771)
4. Transfer of financial assets		—		—		—		(15,489)
5. Effect on equity method in associates		160,100		—		160,100		205,543
6. Non-refundable activation fees		—		533,783		(533,783)		60,199
7. Other adjustments		(389)		94,062		(94,451)		(940)
8. Deferred tax and tax effect of adjustments		965		(10,802)		11,767		(150,274)

Total adjustment		767,214		640,673		126,541		627,573

Based on K-IFRS	(Won)	19,727,126	(Won)	8,146,168	(Won)	11,580,958	(Won)	1,766,775

Under K-IFRS, dividends received, interest received, interest paid, and income tax paid which were not presented separately in the separate statement of cash flows under Korean GAAP, are now separately presented and the related income (expense) and assets (liabilities) have been adjusted for accordingly. Also, under K-IFRS, foreign currency translation amounts are presented gross as part of the related transactions and deducted against the effects of foreign exchange rate changes on the balance of cash held in foreign currencies. No others significant differences between the separate statements of cash flows prepared under Korean GAAP compared to K-IFRS have been noted.

f.	Explanation of transition to K-IFRS

Transition adjustments from previous GAAP (Korean GAAP) to K-IFRS that affected the Company’s financial position, financial performance and cash flows are as follows.

9)	Employee benefits and retirement benefit obligation

Under Korean GAAP, at the end of a reporting period a benefit obligation is calculated and recognized, based on an assumption that all employees who have worked over a year were to retire as of the reporting period end. While, under K-IFRS, the retirement benefit amount is appropriated as a defined benefit obligation by actuarial assessment using the projected unit credit method.

Also, the Company recognizes its long-term employee benefits obligation by actuarial assessment using the projected unit credit method.

10)	Change in depreciation method

The Company changed the depreciation method of equipment from declining balance method to straight-line method.

11)	Goodwill acquired by business combinations

Under Korean GAAP, the Company amortized goodwill acquired as a result of business combinations on a straight-line method from 5 ~ 20 years from the year of acquisition. Under K-IFRS, goodwill is not amortized but reviewed for impairment annually.

12)	Transfer of financial assets

Under Korean GAAP, when the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred the Company derecognized the financial asset. Under K-IFRS, if the Company retains substantially all the risks and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

13)	Deferment of non-refundable activation fees

Under Korean GAAP, the Company recognizes non-refundable activation revenues when the activation service is performed. Under K-IFRS, the Company defers such revenues and amortizes it over the expected term of the customer relationship.

14)	Income tax

Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse. Under K-IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position.

Under Korean GAAP, difference between the carrying value and the tax base of the investments in subsidiaries, branches and associates and interest in joint ventures were considered as temporary differences and recognized as deferred tax assets and liabilities. Under K-IFRS, the temporary differences associated with investments in subsidiaries, branches and associates and interest in joint ventures is recognized as deferred assets and liabilities reflecting the manner in which Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

15)	Other reclassifications

(1) Memberships

Under Korean GAAP, facility-use memberships and guarantee deposits were classified as other non-current assets. Under K-IFRS, facility-use memberships are recognized as intangible assets with an indefinite useful life and guarantee deposits that satisfy the definition of financial assets are classified as loans and receivables at amortized costs.

(2) Investment property

Under Korean GAAP, properties acquired for earning rental income and/or for capital appreciation were classified as property and equipment. Under K-IFRS, such properties are reclassified separately as investment properties.

4. FINANCIAL INSTRUMENTS

Details of financial assets as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011
	Financial assets designated as at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	1,396,318	(Won)	—	(Won)	1,396,318
Financial Instruments		—		—		713,078		—		713,078
Short-term investment securities		—		85,263		—		—		85,263
Long-term investment securities (Note a)		15,067		1,367,695		—		—		1,382,762
Trade receivables		—		—		1,334,787		—		1,334,787
Loan and other receivables (Note b)		—		—		1,626,449		—		1,626,449
Derivatives assets		—		—		—		147,494		147,494

Total	(Won)	15,067	(Won)	1,452,958	(Won)	5,070,632	(Won)	147,494	(Won)	6,686,151

	December 31, 2010
	Financial assets Designated as at FVTPL		Available-for-sale financial assets		Loans and receivables		Derivatives designated as hedging instruments		Total

Cash and cash equivalents	(Won)	—	(Won)	—	(Won)	357,470	(Won)	—	(Won)	357,470
Financial Instruments		—		—		299,569		—		299,569
Short-term investment securities		—		393,811		—		—		393,811
Long-term investment securities		—		1,517,029		—		—		1,517,029
Trade receivables		—		—		1,453,060		—		1,453,060
Loan and other receivables (Note b)		—		—		3,328,587		—		3,328,587
Derivatives assets		—		—		—		139,577		139,577

Total	(Won)	—	(Won)	1,910,840	(Won)	5,438,686	(Won)	139,577	(Won)	7,489,103

(Note a)	Long-term investment securities designated as at FVTPL consist of financial instruments with an embedded derivatives (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.

(Note b)	Details of loan and other receivables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Short-term loans	(Won)	88,765	(Won)	80,731
Accounts receivable – other		1,293,249		2,499,969
Accrued income		8,133		2,345
Long-term loans		72,931		64,098
Long-term accounts receivable – other		8,322		527,084
Guarantee deposits		155,049		154,360

	(Won)	1,626,449	(Won)	3,328,587

Details of financial liabilities as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011
	Financial liabilities Designated as at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Derivatives liabilities	(Won)	1,654	(Won)	—	(Won)	811	(Won)	2,465
Borrowings		—		617,950		—		617,950
Bonds payable (Note a)		409,278		2,731,477		—		3,140,755
Trade and other payables (Note b)		—		1,790,060		—		1,790,060

Total	(Won)	410,932	(Won)	5,139,487	(Won)	811	(Won)	5,551,230

	December 31, 2010
	Financial liabilities designated as at FVTPL		Financial liabilities at amortized cost		Derivatives designated as hedging instruments		Total

Derivatives liabilities	(Won)	5,043	(Won)	—	(Won)	25,111	(Won)	30,154
Borrowings		—		613,890		—		613,890
Bonds payable (Note a)		461,655		3,011,765		—		3,473,420
Trade and other payables (Note b)		—		2,033,006		—		2,033,006

Total	(Won)	466,698	(Won)	5,658,661	(Won)	25,111	(Won)	6,150,470

(Note a)	Bonds payables designated as at FVTPL consist of financial instruments with an embedded derivative (convertible options) which cannot be bifurcated from the host contract, as such the entire financial instrument is measured at fair value with changes recognized in current period profit and loss.
(Note b)	Details of loan and other receivables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Accounts payable-other	(Won)	1,032,909	(Won)	1,287,035
Withholdings		18		18
Accrued expenses		433,523		452,103
Current portion of long-term debt		17,354		168,948
Long-term payables – other		231,731		50,643
Other non-current liabilities		74,525		74,259

	(Won)	1,790,060	(Won)	2,033,006

The following table provides an analysis of the Company’s financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2, or 3, based on or unobservable fair value of the instrument.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2011 are as follows (in millions of Korean won):

Type	Level 1		Level 2		Level 3		Total

Financial assets designated as at FVTPL	(Won)	—	(Won)	15,067	(Won)	—	(Won)	15,067
Available- for-sale financial assets		1,172,282		—		—		1,172,282
Derivatives assets designated as hedging instruments		—		147,494		—		147,494
Financial liabilities designated as at FVTPL		409,278		1,654		—		410,932
Derivatives liabilities designated as hedging instruments		—		811		—		811

5. TRADE AND OTHER RECEIVABLES

Details of short-term trade and other receivables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Accounts receivable – trade	(Won)	1,497,617	(Won)	1,604,269
Less allowance for doubtful accounts		(162,830)		(151,208)
Accounts receivable – trade, net		1,334,787		1,453,061
Short-term loans		89,923		81,808
Less allowance for doubtful accounts		(1,158)		(1,077)
Short-term loans, net		88,765		80,731
Accounts receivable – other		1,328,922		2,534,761
Less allowance for doubtful accounts		(35,673)		(34,792)
Accounts receivable – other, net		1,293,249		2,499,969
Accrued income		8,133		2,345

	(Won)	2,724,934	(Won)	4,036,106

Details of long-term trade and other receivables as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Long-term loans	(Won)	96,728	(Won)	88,016
Less allowance for doubtful accounts		(23,797)		(23,919)
Long-term loans, net		72,931		64,097
Long-term accounts receivable - other		8,322		527,084
Guarantee deposits		155,049		154,360

	(Won)	236,302	(Won)	745,541

Details of changes in allowance for doubtful accounts for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Beginning balance	(Won)	210,996	(Won)	201,435
Bad debt		33,819		44,931
Reversal of allowance for doubtful accounts		(41)		—
Write-off		(36,061)		(31,320)
Collection of receivables written off		14,745		12,925

Ending balance	(Won)	223,458	(Won)	227,971

Details of aging analysis of accounts receivable which are overdue but not impaired as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011				December 31, 2010
	Accounts receivable-trade		Accounts receivable-other		Accounts receivable-trade		Accounts receivable-other

Less than 1 month	(Won)	143,642	(Won)	16,535	(Won)	156,023	(Won)	33,127
1 ~ 3 months		62,597		15,992		62,075		21,169
3 ~ 6 months		28,660		12,822		32,079		14,390
More than 6 months		96,594		30,800		110,293		26,988

	(Won)	331,493	(Won)	76,149	(Won)	360,470	(Won)	95,674

6. INVESTMENT SECURITIES

Details of investment securities as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011				December 31, 2010
	Current		Non-current		Current		Non-current

Equity securities:
Investments in listed company	(Won)	—	(Won)	1,087,260	(Won)	178,760	(Won)	1,227,380
Investments in non-listed company		241		18,226		15,051		18,626
Investments in funds and etc.		—		261,807		—		270,622

Sub-total		241		1,367,293		193,811		1,516,628

Debt Securities		—		15,468		—		401

Beneficiary certificates (Note)		85,022		—		200,000		—

Total	(Won)	85,263	(Won)	1,382,761	(Won)	393,811	(Won)	1,517,029

(Note)	The distributions arising from some beneficiary certificates as of September 30, 2011, are accounted for as accrued income.

7. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Investments in subsidiaries and associates as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Investments in subsidiaries	(Won)	2,475,473	(Won)	2,442,516
Investments in associates		1,165,048		1,141,879

Ending balance	(Won)	3,640,521	(Won)	3,584,395

a. Investments in subsidiaries

Details of investments in subsidiaries as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

		September 30, 2011		Carrying amount
	Notes	Number of shares	Ownership percentage (%)	September 30, 2011		December 31, 2010

SK Telink Co., Ltd.		1,082,272	83.5	(Won)	144,740	(Won)	144,740
SK Communications Co., Ltd.		28,029,945	64.7		148,831		148,831
PAXNet Co., Ltd.		5,590,452	59.7		30,611		30,611
Loen Entertainment, Inc.		16,054,812	63.5		40,234		40,234
Stonebridge Cinema Fund	(Note a)	120	45.6		8,256		8,256
Ntreev Soft Co., Ltd.		2,064,970	63.7		7,708		7,708
Commerce Planet Co., Ltd.		29,396	100.0		139		139
SK Broadband Co., Ltd.		149,638,354	50.6		1,242,247		1,242,247
K-net Culture and Contents Venture Fund		295	59.0		28,857		28,857
2nd BMC Focus Investment Fund		200	66.7		19,782		19,782
Open Innovation Fund		450	98.9		44,938		44,938
PS&Marketing Corporation		46,000,000	100.0		213,934		213,934
Service Ace Co., Ltd.		4,385,400	100.0		21,927		21,927
Service Top Co., Ltd.		2,856,200	100.0		14,281		14,281
Network O&S Co., Ltd.		3,000,000	100.0		15,000		15,000
SK Telecom China Holdings Co., Ltd.		—	100.0		28,052		28,052
Sky Property Mgmt., Ltd.		22,980	60.0		264,850		264,850
SKT Vietnam PTE., Ltd.		180,476,700	73.3		26,264		26,264
SKT Americas, Inc.		109	100.0		59,167		59,167
YTK Investment Ltd.	(Note b)	—	100.0		52,123		41,686
Atlas Investment	(Note c)	—	46.4		22,520		—
SK Telecom Global Investment B.V		18,000	100.0		41,012		41,012

Total				(Won)	2,475,473	(Won)	2,442,516

(Note a)	As the SK Telink Co., Ltd., one of the Company’s subsidiaries, holds additional 11.4% ownership in Stonebridge Cinema Fund, the consolidated ownership is 57% and the investments in Stonebridge Cinema Fund is classified as investments in subsidiaries.
(Note b)	For the nine months ended September 30, 2011, the Company additionally invested (Won)10,437 million in YTK Investment Ltd.
(Note c)	For the nine months ended September 30, 2011, the Company established Atlas Investment. The Company and SK Telecom Global Investment B.V., one of the company’s subsidiaries, hold 46.4% and 53.6% ownership in Atlas Investment, respectively.

b. Investments in associates

Details of investments in associates as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

		September 30, 2011		Carrying amount
		Number of shares	Ownership percentage (%)	September 30, 2011		December 31, 2010
	Notes
SK Marketing & Company Co., Ltd.		5,000,000	50.0	(Won)	112,531	(Won)	112,531
SK China Company Ltd.		720,000	22.5		47,830		47,830
SK USA, Inc.		49	49.0		5,498		5,498
BMC Sector Limited Partnership IV		2,500	49.7		25,000		25,000
F&U Credit information Co., Ltd.		300,000	50.0		4,482		4,482
Michigan Global Cinema Fund		40	36.4		3,652		3,652
3rd Fund of Isu Entertainment	(Note a)	—	—		—		1,636
Korea IT Fund	(Note b)	190	63.3		220,957		220,957
JYP Entertainment Corporation	(Note c)	—	—		1,286		2,903
BMC Digital Culture and Contents Venture Fund	(Note d)	50	19.9		4,912		4,912
Wave City Development Co., Ltd.	(Note g)	382,000	19.1		1,532		1,532
HanaSK Card Co., Ltd.		57,647,058	49.0		400,000		400,000
Daehan Kanggun BcN Co., Ltd.		1,461,486	29.0		7,272		7,272
Television Media Korea Ltd.		18,564,000	51.0		18,568		18,568
NanoEnTek, Inc.	(Note e)	1,807,130	9.3		11,000		—
UNISK(Beijing) Information Technology Co., Ltd.		49	49.0		4,247		4,247
TR Entertainment		—	42.2		7,560		7,560
PT. Melon Indonesia		4,900,000	49.0		6,492		6,492
Packet One Network	(Note f)	1,151,556	28.2		137,750		119,856
SK Technology Innovation Company		—	49.0		28,146		28,146
LightSquared Inc.	(Note g)	3,387,916	3.3		72,096		72,096
SK Wyverns Baseball Club Co., Ltd. and others		—	—		44,237		46,709

Total				(Won)	1,165,048	(Won)	1,141,879

(Note a)	During the nine months ended September 30, 2011, in accordance with the liquidation of 3rd Fund of Isu Entertainment, relevant all shares was disposed and the company recognized (Won)121 million as gain on disposal of investments in associates.
(Note b)	Under an agreement of Korea IT Fund, the Company has voting rights of 14.3%, resulting in the Company having no control over Korea IT Fund.
(Note c)	483,830 shares of common stock of JYP Entertainment Corporation were sold during the nine months ended September 30, 2011 and the company recognized (Won)1,869 million as gain to Loen Entertainment, Inc., one of the company’s subsidiaries, on disposal of investments in associates.
(Note d)	As the SK Broadband Co., Ltd., one of the Company’s subsidiaries, holds additional 19.9% ownership in BMC Digital culture and Contents Venture Fund, the investment in the investee is classified as investment in associate.
(Note e)	For the nine months ended September 30, 2011, the Company acquired 1,807,130 shares or 9.3% of NanoEnTek, Inc. The Company classified the investment as an equity method investee as the Company can exercise significant influence on the investee through participation of its board of directors even though the Company has less than 20% of equity invest in the investee.
(Note f)	For the nine months ended September 30, 2011, the Company additionally invested (Won)17,895 million in Packet One Network and acquired additional 172,082 shares.
(Note g)	The Company classified investments in Wave City Development Co., Ltd. and Light squared Inc., as investment in associates as the Company can exercise significant influence on these investees through participation in boards of directors even though the Company has less than 20% of equity invests in those investees.

In accordance with the optional exemption of K-IFRS 1101, the carrying amount of investments in subsidiaries and associates, under previous GAAP (Korean GAAP), at the date of transition to K-IFRS, is used as the its deemed cost.

c. Market price of the listed securities

Details of market price of the equity securities as of September 30, 2011 are as follows (In millions of Korean won, except for market price per share):

	Marketprice per share (In Korean won)		Number of shares owned by the Company	Market price

SK Broadband Co., Ltd.	(Won)	3,590	149,638,354	(Won)	537,202
SK Communications Co., Ltd.		18,400	28,029,945		515,751
Loen Entertainment, Inc.		14,100	16,054,812		226,373

8. PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Land	(Won)	405,975	(Won)	402,702
Buildings and structures		1,582,189		1,544,963
Machinery		15,093,701		14,354,988
Other		1,537,473		1,285,999
Construction in progress		401,573		376,896

Total		19,020,911		17,965,548
Less accumulated depreciation		(13,347,414)		(12,495,801)

Property and equipment, net	(Won)	5,673,497	(Won)	5,469,747

Details of changes in property and equipment for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	402,702	(Won)	2,109	((Won)	92)	(Won)	1,257	(Won)	—	(Won)	405,976
Buildings and structures		928,649		38,430		(866)		4,349		(52,203)		918,359
Machinery		3,240,001		48,749		(3,696)		871,588		(953,730)		3,202,912
Other		521,499		906,058		(2,613)		(620,788)		(59,479)		744,677
Construction in progress		376,896		792,002		(8,061)		(759,264)		—		401,573

Total	(Won)	5,469,747	(Won)	1,787,348	((Won)	15,328)	((Won)	502,858)	((Won)	1,065,412)	(Won)	5,673,497

	For the nine months ended September 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	405,418	(Won)	109	((Won)	6,919)	(Won)	1,775	(Won)	—	(Won)	400,383
Buildings and structures		979,833		1,688		(1,231)		3,505		(52,470)		931,325
Machinery		3,170,336		25,556		(4,200)		440,783		(814,445)		2,818,030
Other		330,726		516,902		(1,778)		(318,308)		(51,763)		475,779
Construction in progress		336,834		394,822		(27,871)		(242,691)		—		461,094

Total	(Won)	5,223,147	(Won)	939,077	((Won)	41,999)	((Won)	114,936)	((Won)	918,678)	(Won)	5,086,611

9. INVESTMENT PROPERTY

Investment property as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Land	(Won)	11,546	(Won)	9,508
Buildings		56,762		46,467

Total		68,308		55,975
Less accumulated depreciation		(28,373)		(21,176)

Investment property, net	(Won)	39,935	(Won)	34,799

Details of changes in investment property for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	9,508	(Won)	—	(Won)	—	(Won)	2,038	(Won)	—	(Won)	11,546
Buildings		25,291		—		—		5,757		(2,659)		28,389

Total	(Won)	34,799	(Won)	—	(Won)	—	(Won)	7,795	((Won)	2,659)	(Won)	39,935

	For the nine months ended September 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Depreciation		Ending balance

Land	(Won)	11,314	(Won)	—	(Won)	—	((Won)	1,775)	(Won)	—	(Won)	9,539
Buildings		31,294		—		—		(3,472)		(2,197)		25,625

Total	(Won)	42,608	(Won)	—	(Won)	—	((Won)	5,247)	((Won)	2,197)	(Won)	35,164

Details of fair value of investment property as of September 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	September 30, 2011		December 31, 2010

Land	(Won)	66,358	(Won)	54,647
Buildings		27,808		22,900

Total	(Won)	94,166	(Won)	77,547

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

10. GOODWILL

Details of goodwill as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Goodwill related to acquisition of Shinsegi Telecomm, Inc	(Won)	1,306,236	(Won)	1,306,236
Other goodwill		2,186		2,186

	(Won)	1,308,422	(Won)	1,308,422

11. INTANGIBLE ASSETS

Details of changes in intangible assets for the nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2011
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance

Frequency use rights	(Won)	709,043	(Won)	—	(Won)	—	(Won)	404,970	((Won)	109,767)	(Won)	1,004,246
Land use right		11,130		3,642		(54)		—		(3,064)		11,654
Industrial right		14,748		1,395		—		323		(2,587)		13,879
Software development costs		4,898		—		—		—		(2,619)		2,279
Membership (Note a)		90,108		3,313		(2,400)		—		—		91,021
Other (Note b)		595,042		24,267		(87)		89,806		(220,989)		488,039

Total	(Won)	1,424,969	(Won)	32,617	((Won)	2,541)	(Won)	495,099	((Won)	339,026)	(Won)	1,611,118

	For the nine months ended September 30, 2010
	Beginning balance		Acquisition		Disposal		Transfer		Amortization		Ending balance

Frequency use rights	(Won)	727,239	(Won)	—	(Won)	—	(Won)	—	((Won)	87,398)	(Won)	639,841
Land use right		11,732		1,635		—		—		(2,533)		10,834
Industrial right		14,948		2,862		—		—		(2,863)		14,947
Software development costs		12,528		—		—		—		(3,592)		8,936
Membership (Note a)		89,777		730		(21)		—		—		90,486
Other (Note b)		591,067		17,682		(4,480)		118,489		(200,270)		522,488

Total	(Won)	1,447,291	(Won)	22,909	((Won)	4,501)	(Won)	118,489	((Won)	296,656)	(Won)	1,287,532

(Note a)	Memberships which are classified as intangible assets with indefinite useful life and is not amortized.
(Note b)	Other intangible assets consist of computer software and usable and profitable donation assets.

The book value and residual useful lives of major intangible assets as of September 30, 2011 are as follows (in millions of Korean won):

	Amount		Description	Residual useful lives

IMT license	(Won)	509,578	Frequency use rights relating to W-CDMA service	(note a)
W-CDMA license		85,633	Frequency use rights relating to W-CDMA service	(note b)
800MHz license		395,304	Frequency use rights relating to CDMA and LTE service	(note c)
WiBro license		10,356	WiBro service	(note d)
DMB license		3,375	DMB service	4 years 9 months

(note a)	The Company purchased the W-CDMA license from KCC on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(note b)	The Company purchased an the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(note c)	The Company purchased rhe 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on June, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(note d)	The Company purchased a WiBro license from KCC on March 30, 2005. The license period is for 7 years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on September 30, 2006, under a straight line basis over the remaining useful life.

12. BONDS PAYABLE

Bonds payable as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

	Maturity	Annual Interest rate (%)	September 30, 2011		December 31, 2010

Domestic general bonds	2011	3.0	(Won)	200,000	(Won)	200,000
〃	2013	4.0~6.92		450,000		450,000
〃	2014	5.0		200,000		200,000
〃	2015	5.0		200,000		200,000
〃	2016	5.0~5.92		470,000		470,000
〃	2018	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		—		341,670
Dollar denominated bonds (US$400,000)	2027	6.63		471,800		455,560
Yen denominated bonds (JPY 15,500,000) (note a)	2012	3 M Euro Yen LIBOR+0.55~2.5		238,175		216,547

Yen denominated bonds (JPY 5,000,000) (note a)	2012	3 M Euro Yen TIBOR+2.5		76,830		69,854
Floating rate notes (US$ 220,000) (note a)	2012	3 M LIBOR+3.15		259,490		250,558
Convertible bonds (US$ 332,528) (note b, c)	2014	1.75		409,278		461,655

Sub total				3,175,573		3,515,844
Less discounts on bonds				(34,818)		(42,424)

Net				3,140,755		3,473,420
Less portion due within one year				(990,231)		(539,607)

Long-term portion			(Won)	2,150,524	(Won)	2,933,813

(note a)	The 3-months Euro Yen LIBOR rate, the 3-months Euro Yen TIBOR rate and the 3-month LIBOR rate as of September 30, 2011 are 0.19%, 0.33% and 0.37%, respectively.
(note b)	The convertible bonds are classified as financial liabilities as at FVTPL in current portion of long-term debt as the bond holders can redeem their notes at April 7, 2012.
(note c)	On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$ 332,528,000 for US$ 326,397,463 with conversion price of (Won)230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be converted as of September 30, 2011 is 2,177,389 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of conversion rights, the Company will pay a bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the Board of Directors on January 21, 2011, the Conversion price has changed from (Won)220,000 to (Won)211,271 and the number of common shares that can be converted changed from 2,090,996 shares to 2,177,389 shares due to the payment of periodic dividends. During the nine months ended September 30, 2011, no conversion was made.

13. BORROWINGS

Detail of borrowings as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, thousands of U.S. dollars and thousands of Japanese yen):

Lender	Maturity	Annual interest rate (%) (note b)	September 30, 2011		December 31, 2010

Korea Development Bank (Note a)	2011	91 days CD yield + 1.02	(Won)	—	(Won)	100,000
Citibank (Note a)	2011	91 days CD yield + 1.20	(Won)	—	(Won)	100,000
Nonghyup (Note a)	2011	91 days CD yield + 1.30	(Won)	—	(Won)	100,000
Hana Bank (Note a)	2011	91 days CD yield + 1.50	(Won)	—	(Won)	150,000
Nonghyup (Note a)	2011	91 days CD yield + 1.50	(Won)	—	(Won)	50,000
Credit Agricole (Note b)	2013	6M Libor + 0.29	US$	30,000	US$	30,000
Bank of China	〃	〃	US$	20,000	US$	20,000
DBS Bank	〃	〃	US$	25,000	US$	25,000
SMBC	〃	〃	US$	25,000	US$	25,000

Total			(Won)	—	(Won)	500,000
			US$	100,000	US$	100,000

Equivalent in Korean won			(Won)	117,950	(Won)	613,890
Less portion due within one year				—		(500,000)

Long-term portion			(Won)	117,950	(Won)	113,890

(Note a)	Borrowings were repaid during the third quarter of 2011.
(Note b)	As of September 30, 2011, the 6-month Libor rate is 0.56%

14. PROVISION

Details of change in the provisions for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended September 30, 2011								As of September 30, 2011
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	732,042	(Won)	668,247	((Won)	638,970)	(Won)	761,319	(Won)	646,507	(Won)	114,812
Provision for point program		266		389		(261)		394		158		236
Provision for restoration		27,740		2,726		(2,804)		27,662		—		27,662

Total	(Won)	760,048	(Won)	671,362	((Won)	642,035)	(Won)	789,375	(Won)	646,665	(Won)	142,710

	For the nine months ended September 30, 2010								As of September 30, 2010
	Beginning balance		Increase		Decrease		Ending balance		Current		Non-current

Provision for handset subsidy	(Won)	609,733	(Won)	738,729	((Won)	605,998)	(Won)	742,464	(Won)	664,230	(Won)	78,234
Provision for point program		807		333		(139)		1,001		326		675
Provision for restoration		22,642		3,765		—		26,407		—		26,407

Total	(Won)	633,182	(Won)	742,827	((Won)	606,137)	(Won)	769,872	(Won)	664,556	(Won)	105,316

Also, the Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on an installment basis.

15. RETIREMENT BENEFIT OBLIGATION

g.	Details of retirement benefit obligation as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Present value of defined benefit obligation	(Won)	123,011	(Won)	105,966
Fair value of plan assets		(77,065)		(84,584)

Total	(Won)	45,946	(Won)	21,382

h.	Principal actuarial assumptions as of September 30, 2011 and December 31, 2010 are as follows:

	September 30, 2011	December 31, 2010

Discount rate for defined benefit obligations	5.49%	6.10%
Inflation rate	3.00%	3.00%
Expected rate of return on plan assets	4.74%	4.71%
Expected rate of salary increase	5.62%	5.87%

i.	Changes in defined benefit obligations for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Beginning balance	(Won)	105,966	(Won)	87,102
Current service cost		22,762		21,387
Interest cost		4,449		4,200
Actuarial gain or loss		6,538		(761)
Benefit paid		(17,072)		(12,744)
Others		368		382

Ending balance	(Won)	123,011	(Won)	99,566

j.	Changes in plan assets for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Beginning balance	(Won)	84,584	(Won)	66,489
Expected return on plan assets		2,819		2,202
Actuarial gain or loss		(901)		(908)
Benefit payment		(9,437)		(4,380)
Others		—		383

Ending balance	(Won)	77,065	(Won)	63,786

k.	Expenses recognized in profit and loss for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won)

	For the nine months ended
	September 30, 2011		September 30, 2010

Current service cost	(Won)	22,762	(Won)	21,387
Interest cost		4,449		4,200
Expected return on plan assets		(2,818)		(2,202)

Total	(Won)	24,393	(Won)	23,385

These expenses are recognized as labor cost, research and development expense in the period as profit or loss and construction in progress.

l.	Details of plan assets as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Equity instruments	(Won)	207	(Won)	21,687
Debt instruments		51,633		49,465
Others		25,225		13,432

Total	(Won)	77,065	(Won)	84,584

Actual return on plan assets for the nine months ended September 30, 2011 and 2010 is (Won)1,918 million and (Won)1,294 million, respectively.

16. SHARE CAPITAL AND SHARE PREMIUM

The Company’s outstanding share capital consists entirely of common stock with a par value of (Won)500. The number of authorized, issued and outstanding common shares and share premium as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won, except for share data):

	September 30, 2011		December 31, 2010

Authorized shares		220,000,000		220,000,000
Issued shares (Note)		80,745,711		80,745,711

Share capital
Common stock	(Won)	44,639	(Won)	44,639
Share premium :
Paid-in surplus		2,915,887		2,915,887
Treasury stock		(2,410,451)		(2,202,439)
Loss on disposal of treasury stock		(15,875)		(15,875)
Others		(722,597)		(722,216)

Total	((Won)	233,036)	((Won)	24,643)

There are no changes in share capital for the nine months ended September 30, 2011 and for the year ended December 31, 2010.

(Note)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding number of shares has decreased without change in the share capital.

17. TREASURY STOCK

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for (Won)1,992,083 million for providing stock dividends, to purchase odd-lot stocks remaining from new stocks issuance, merger with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and for stock price stabilization purpose.

Meanwhile from July 26, 2010 through October 20, 2010, the Company additionally acquired 1,250,000 shares of treasury stock for (Won)210,356 million and from July 21, 2011 through September 28, 2011, the Company additionally acquired 1,400,000 shares of treasury stock for (Won)208,012 million for in accordance with a resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of aforementioned treasury stock transactions, as of September 30, 2011 and December 31, 2010, the Company has 11,050,712 shares of treasury stock at (Won)2,410,451 million and 9,650,712 shares of treasury stock at (Won)2,202,439 million, respectively.

18. RETAINED EARNINGS

Retained earnings as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Appropriated :
Legal reserve	(Won)	22,320	(Won)	22,320
Reserve for research and manpower development		535,595		658,928
Reserve for business expansion		8,009,138		7,519,138
Reserve for technology development		1,524,000		1,150,000

Sub-total		10,091,053		9,350,386
Unappropriated		1,482,950		1,473,970

Total	(Won)	11,574,002	(Won)	10,824,356

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

b.	Reserve for research and manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

19. RESERVES

Details of reserves as of September 30, 2011 and December 31, 2010 are as follows (in millions of Korean won):

	September 30, 2011		December 31, 2010

Net change in fair value of available-for-sale financial assets	(Won)	422,904	(Won)	803,075
Loss on valuation of derivatives		(82,224)		(66,469)

Total	(Won)	340,680	(Won)	736,606

Details of change in reserves for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	Net change in fair value of available-for-sale financial assets		Loss on valuation of derivatives		Total

Balance, January 1, 2011	(Won)	803,075	((Won)	66,469)	(Won)	736,606
Changes		(490,788)		(19,444)		(510,232)
Tax effect		110,617		3,689		114,306

Balance, September 30, 2011	(Won)	422,904	((Won)	82,224)	(Won)	340,680

Balance, January 1, 2010	(Won)	1,003,145	((Won)	4,416)	(Won)	998,729
Changes		(41,691)		(5,309)		(47,000)
Tax effect		4,395		1,415		5,810

Balance, September 30, 2010	(Won)	965,849	((Won)	8,310)	(Won)	957,539

Details of change in fair value of available-for-sale financial assets for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011						September 30, 2010
	Before tax		Tax effect		After tax		Before tax		Tax effect		After tax

Beginning balance	(Won)	1,032,888	((Won)	229,813)	(Won)	803,075	(Won)	1,288,839	((Won)	285,694)	(Won)	1,003,145
Recognized in other comprehensive income during the period		(353,219)		77,926		(275,293)		(54,089)		7,123		(46,966)
Reclassified from equity to profit or loss for the period		(137,569)		32,691		(104,878)		12,398		(2,728)		9,670

Ending balance	(Won)	542,100	((Won)	119,196)	(Won)	422,904	(Won)	1,247,148	((Won)	281,299)	(Won)	965,849

20. OTHER OPERATING INCOME AND EXPENSES

Details of other operating income and expenses for the three months and nine months ended September 30, 2011 and 2011 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Other operating income:
Reversal of allowance for doubtful accounts (Note)	(Won)	41	(Won)	41	(Won)	—	(Won)	—
Gain on disposal of property and equipment and intangible assets (Note)		328		1,184		148		7,609
Other (Note)		9,403		15,045		5,602		7,427

	(Won)	9,772	(Won)	16,270	(Won)	5,750	(Won)	15,036

Other operating expenses:
Communication expenses	(Won)	14,626	(Won)	42,037	(Won)	14,007	(Won)	41,443
Utilities		35,343		91,896		32,534		85,915
Taxes and dues		16,152		29,634		24,061		35,064
Repair		48,701		142,948		42,340		119,628
Research and development		67,198		182,964		64,097		180,071
Training		7,691		16,905		6,554		15,066
Bad debt		8,736		29,295		13,039		40,672
Supplies and other		15,169		42,692		13,095		39,322
Loss on disposal of property and equipment and intangible assets (Note)		6,230		13,585		28,514		33,479
Donations (Note)		15,480		60,075		18,754		95,728
Other bad debt (Note)		1,614		4,524		3,153		4,259
Other (Note)		1,866		7,062		1,069		6,576

	(Won)	238,806	(Won)	663,617	(Won)	261,217	(Won)	697,223

(Note)	Under Korean GAAP, these were classified as other non-operating income and expenses. While, under K-IFRS, these are classified as other operating income and expenses.

21. FINANCE INCOME AND COSTS

Details of finance income and costs for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Finance income:
Interest income	(Won)	35,184	(Won)	113,505	(Won)	57,533	(Won)	168,076
Dividends		7,203		33,676		9,282		38,981
Gain on foreign currency transactions		777		3,281		2,041		5,179
Gain on foreign currency translation		—		225		15,482		15,403
Gain on valuation of financial asset at FVTPL		—		1,067		—		—
Gain on disposal of long-term investment securities		—		158,495		12,870		26,836
Gain on valuation of derivatives		1,301		3,389		—		—
Gain on transactions of derivatives		—		—		1,255		1,255
Gain on valuation of financial liability at FVTPL		19,127		52,377		—		—

	(Won)	63,592	(Won)	366,015	(Won)	98,463	(Won)	255,730

Finance costs:
Interest expenses	(Won)	48,465	(Won)	148,375	(Won)	65,893	(Won)	204,821
Loss on foreign currency transactions		1,870		4,738		2,805		6,714
Loss on foreign currency translation		22,092		9,283		—		179
Loss on valuation of short-term investment securities		—		—		405		6,404
Loss on disposal of long-term investment securities		300		302		61		62
Loss on valuation of derivatives		—		—		—		20,806
Loss on transactions of derivatives		—		5,136		—		—
Loss on valuation of financial liability at FVTPL		—		—		7,596		9,287

	(Won)	72,727	(Won)	167,834	(Won)	76,760	(Won)	248,273

Details of interest income included in finance income for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Interest income on cash equivalents and deposits	(Won)	15,669	(Won)	33,390	(Won)	4,944	(Won)	18,145
Interest income on installment receivables and other interest income		19,515		80,115		52,589		149,931

	(Won)	35,814	(Won)	113,505	(Won)	57,533	(Won)	168,076

Details of interest expenses included in finance costs for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Interest expense on borrowings	(Won)	6,783	(Won)	23,570	(Won)	13,104	(Won)	42,184
Interest on bonds		37,678		115,946		48,803		148,065
Other interest expenses		4,004		8,859		3,986		14,572

	(Won)	48,465	(Won)	148,375	(Won)	65,893	(Won)	204,821

Details of income and costs by type of financial assets or financial liabilities; exclusive of the effects of bad debt expense on trade receivables, loans and other receivables, which is disclosed note 5 for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011								2010
	Financial income				Financial costs				Financial income				Financial costs
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Financial assets:
Financial assets designated as at FVTPL	(Won)	—	(Won)	1,067	(Won)	—	(Won)	—	(Won)	1,255	(Won)	1,255	(Won)	405	(Won)	23,932
Available-for-sale financial assets		8,054		195,308		300		302		22,951		69,329		62		62
Loans and receivables		35,110		113,860		1,600		4,741		68,303		169,776		3,186		6,889

Sub-total		43,164		310,235		1,900		5,043		92,509		240,360		3,653		30,883

Financial liabilities:
Financial liabilities designated as at FVTPL		20,428		55,766		—		—		—		—		7,337		12,566
Financial liabilities at amortized cost		—		14		70,827		157,655		5,954		15,370		65,771		204,824
Derivatives designated as hedging instruments		—		—		—		5,136		—		—		—		—

Sub-total		20,428		55,780		70,827		162,791		5,954		15,370		73,107		217,390

Total	(Won)	63,592	(Won)	366,015	(Won)	72,727	(Won)	167,834	(Won)	98,463	(Won)	255,730	(Won)	76,760	(Won)	248,273

Details of impairment losses for each class of financial assets for the three months and nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	2011				2010
	Three months ended September, 30		Nine months ended September, 30		Three months ended September, 30		Nine months ended September, 30

Bad debt	(Won)	8,736	(Won)	29,295	(Won)	13,039	(Won)	40,672
Other bad debt		1,614		4,525		3,153		4,259

	(Won)	10,350	(Won)	33,820	(Won)	16,192	(Won)	44,931

22. NET INCOME PER SHARE

Net income per share for the three months and nine months ended September 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Net income per share

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010

Net income	(Won)	388,683	(Won)	513,904	(Won)	1,423,741	(Won)	1,388,904
Weighted average number of common shares outstanding		70,499,159		71,965,408		70,894,202		72,217,080

Net income per share (in Korean won)	(Won)	5,513	(Won)	7,141	(Won)	20,083	(Won)	19,232

Net income per for the three months ended March 31, 2011 and 2010 is (Won)7,886 and (Won)5,710, respectively. In addition, net income per share for the three months ended June 30, 2011 and 2010 is (Won)6,673 and (Won)6,384, respectively.

The weighted average number of common shares outstanding for the three months and nine months ended September 30, 2011 and 2010 are calculated as follows:

2011
	Number of shares	Weighted number of days	Weighted number of shares
For the three months ended September 30, 2011
Outstanding common stocks at April 1, 2011	80,745,711	92 / 92	80,745,711
Treasury stocks at July 1, 2011	(9,650,712)	92 / 92	(9,650,712)
Acquisition of treasury stock	(1,400,000)	39 / 92 (Note)	(595,840)

Total	69,694,999		70,499,159

For the nine months ended September 30, 2011
Outstanding common stocks at January 1, 2011	80,745,711	273 / 273	80,745,711
Treasury stocks at January 1, 2011	(9,650,712)	273 / 273	(9,650,712)
Acquisition of treasury stock	(1,400,000)	39 / 273 (Note)	(200,797)

Total	69,694,999		70,894,202

2010
	Number of Shares	Weighted number of days	Weighted number of shares
For the three months ended September 30, 2010
Outstanding common stocks at April 1, 2010	80,745,711	92 / 92	80,745,711
Treasury stocks at July 1, 2010	(8,400,712)	92 / 92	(8,400,712)
Acquisition of treasury stock	(940,074)	37 / 92 (Note)	(379,591)

Total	71,404,925		71,965,408

For the nine months ended September 30, 2010
Outstanding common stocks at January 1, 2010	80,745,711	273 / 273	80,745,711
Treasury stocks at January 1, 2010	(8,400,712)	273 / 273	(8,400,712)
Acquisition of treasury stock	(940,074)	37 / 273 (Note)	(127,919)

Total	71,404,925		72,217,080

(Note)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date.

Diluted net income per share amounts for the three months and nine months ended September 30, 2011 and 2010 are computed as follows (in millions of Korean won, except for share data):

Diluted net income per share

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010

Adjusted net income	(Won)	390,093	(Won)	515,364	(Won)	1,427,285	(Won)	1,392,827
Adjusted weighted average number of common shares outstanding		72,676,548		74,056,404		73,071,591		74,308,076

Diluted net income per share (in Korean won)	(Won)	5,368	(Won)	6,959	(Won)	19,533	(Won)	18,744

Diluted net income per share for the three months ended September 30, 2011 and 2010 is (Won)7,665 and (Won)5,570, respectively. In addition, diluted net income per share for the three months ended June 30, 2011 and 2010 is (Won)6,490 and (Won)6,220, respectively.

Adjusted net income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2011 and 2010 are calculated as follows (In millions of Korean won, except for share data):

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
Net income and ordinary income	(Won)	388,683	(Won)	513,904	(Won)	1,423,741	(Won)	1,388,904
Effect of convertible bonds (Note)		1,410		1,460		3,544		3,923

Adjusted net income and ordinary income	(Won)	390,093	(Won)	515,364	(Won)	1,427,285	(Won)	1,392,827

Weighted average number of common shares outstanding		70,499,159		71,965,408		70,894,202		72,217,080
Effect of exchangeable bonds (Note)		2,177,389		2,090,996		2,177,389		2,090,996

Adjusted weighted average number of common shares outstanding		72,676,548		74,056,404		73,071,591		74,308,076

(Note)	Assuming the conversion of the convertible bonds occurred at the beginning of the period, related interest expense would not have been incurred, resulting in an increase in net income and an increase in the weighted average number of common shares outstanding would have occurred.

23. TRANSACTIONS WITH RELATED PARTIES

As of June 30, 2011, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	31.8 (Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.2 (Note b)	Holding company
Subsidiary	SK Telink Co., Ltd.	83.5	Telecommunication service
〃	SK Communications Co., Ltd.	64.6	Internet website services
〃	PAXNet Co., Ltd.	59.7	Internet website services
〃	Loen Entertainment, Inc.	63.5	Release of music disc
〃	Stonebridge Cinema Fund	45.6	Investment association
〃	Ntreev Soft Co., Ltd.	63.7	Game software production
〃	SK i-media Co., Ltd.	100.0 (Note c)	Game software production
〃	Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
〃	SK Broadband Co., Ltd.	50.6	Telecommunication service
〃	Broadband D&M Co., Ltd.	100.0 (Note c)	Base station maintenance service
〃	Broadband Media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
〃	Broadband CS Co., Ltd.	100.0 (Note c)	Customer Q&A and Service
〃	K-net Culture and Contents Venture Fund	59.0	Investment association
〃	2nd BMC Focus Investment Fund	66.7	Investment association
〃	Open Innovation Fund	98.9	Investment association
〃	PS&Marketing Corporation	100.0	Communications device retail business
〃	Service Ace Co., Ltd.	100.0	Customer center management service
〃	Service Top Co., Ltd.	100.0	Customer center management service
〃	Network O&S Co., Ltd.	100.0	Base station maintenance service
〃	BNCP Co.,Ltd.	100.0 (Note c)	Internet website services
〃	Service-In Co.,Ltd.	100.0 (Note c)	Database & on-line information service
〃	SK Telecom China Holdings Co., Ltd.	100.0	Equity investment (Holding company)
〃	Sky Property Mgmt., Ltd.	60.0	Real estate investment
〃	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Note c)	Manufacturing
〃	SK China Real Estate Co., Ltd.	99.4	Real estate investment
〃	SKT Vietnam PTE., Ltd.	73.3	Telecommunication service
〃	SKT Americas, Inc.	100.0	Information gathering and consulting
〃	YTK Investment Ltd.	100.0	Investment association
〃	Technology Innovation Partners, LP	100.0 (Note c)	Investment association
〃	Atlas Investment	46.4	Investment association
〃	SK Telecom Global Investment B.V	100.0	Investment association
〃	SK Telecom China Fund I L.P	100.0 (Note c)	Investment association

(Note a)	The ownership percentage represents the ultimate parent Company’s ownership over the parent company.
(Note b)	The ownership percentage represents the parent company’s ownership over the Company.
(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

a. Transactions and balances with related parties

Significant related party transactions for the three months and nine months ended September 30, 2011 and 2010, and account balances as of September 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

a-(1) Transactions

	For three months ended September 30, 2011						For nine months ended September 30, 2011
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	59,645	(Won)	71,337	(Won)	1,500	(Won)	141,829	(Won)	205,064	(Won)	3,478

Parent Company:
SK Holdings Co., Ltd.		—		6,438		250		—		19,325		614

Subsidiaries:
SK Telink Co., Ltd.		—		25,305		16,709		—		77,401		50,989
SK Communications Co., Ltd.		1,947		21,116		1,849		1,947		32,200		5,712
Loen Entertainment, Inc.		—		9,305		1,190		—		30,048		3,686
Ntreev Soft Co., Ltd.		—		—		3,257		—		—		10,622
Commerce Planet Co., Ltd.		2,711		42,281		7,453		2,757		120,941		22,458
SK Broadband Co., Ltd.		28,088		87,231		26,154		40,384		208,418		69,879
PS&Marketing Corporation		—		77,272		1,016		—		190,691		2,308
Service Ace Co., Ltd.		—		36,989		2,084		—		94,100		6,868
Service Top Co., Ltd.		—		34,137		1,567		—		88,814		5,275
Network O&S Co., Ltd.		8,324		36,349		523		15,391		87,823		1,517
SK Telecom China Holdings Co., Ltd.		—		—		—		—		9,639		—
SKT Americas, Inc.		—		1,750		—		—		6,448		—
Others		115		925		42		115		1,530		174

Associates:
SK Marketing & Company Co., Ltd.		4,430		36,214		1,669		6,613		89,012		5,412
F&U Credit Information Co., Ltd.		—		11,768		364		—		32,505		1,074
SK Wyverns Baseball Club Co., Ltd.		—		4,910		4		—		15,904		17
HanaSK Card Co., Ltd.		3		86,150		24,126		13		210,127		62,609
Others		—		2,947		—		29		4,944		1

Others:
SK Energy Co.,Ltd.		—		111		329		—		136		816
SK MNS Co., Ltd.		—		3,038		1,587		—		9,008		2,856
SK Engineering & Construction Co., Ltd.		67,626		6,005		912		127,491		9,178		2,310
SK Telesys Co., Ltd.		45,286		4,017		194		124,702		9,194		496
SK Networks Co., Ltd.		1,829		67,648		1,872		4,743		235,216		9,438
MRO Korea Co., Ltd.		2,662		1,027		1		4,721		3,230		4
SK Networks Service Co., Ltd.		—		10,224		42		—		25,749		121
Others		1,112		21,621		4,901		2,371		47,720		7,857

Total	(Won)	223,778	(Won)	706,115	(Won)	99,595	(Won)	473,106	(Won)	1,864,365	(Won)	276,591

	For three months ended September 30, 2010						For nine months ended September 30, 2010
	Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income		Purchases of property and equipment		Commissions paid and other expenses		Commissions earned and other income

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	59,757	(Won)	70,300	(Won)	1,370	(Won)	89,672	(Won)	189,924	(Won)	6,328

Parent Company:
SK Holdings Co., Ltd.		49		6,178		333		118		18,504		723

Subsidiaries:
SK Telink Co., Ltd.		—		28,528		16,115		—		85,100		49,965
SK Communications Co., Ltd.		—		9,404		2,320		229		14,446		7,662
Loen Entertainment, Inc.		—		8,537		603		—		25,375		2,461
Ntreev Soft Co., Ltd.		94		1,588		74		94		4,067		78
Commerce Planet Co., Ltd.		60		22,398		2,730		3,486		71,912		6,651
SK Broadband Co., Ltd.		10,928		49,144		18,820		10,928		108,569		50,154
PS&Marketing Corporation		—		80,523		547		1		242,322		1,543
Service Ace Co., Ltd.		—		30,364		1,375		—		30,364		1,375
Service Top Co., Ltd.		—		28,637		1,260		—		28,637		1,260
Network O&S Co., Ltd.		—		22,105		488		—		22,104		488
SK Telecom China Holdings Co., Ltd.		—		2,266		—		—		7,536		—
SKT Americas, Inc.		—		9,890		—		—		13,090		—
Others		10		3,131		462		10		3,131		462

Associates:
SK Marketing & Company Co., Ltd.		681		40,900		1,897		2,691		124,416		4,871
F&U Credit Information Co., Ltd.		—		9,258		546		—		29,820		1,637
SK Wyverns Baseball Club Co., Ltd.		—		4,500		11		—		12,900		47
HanaSK Card Co., Ltd.		—		15,970		—		—		15,970		—
Others		—		2,695		3		—		7,527		3

Others:
SK Energy Co., Ltd.		—		263		1,740		—		700		3,915
SK MNS Co., Ltd.		9		2,743		73		649		7,178		213
SK Engineering & Construction Co., Ltd.		89,397		4,433		665		117,133		5,552		4,520
SK Telesys Co., Ltd.		89,890		1,303		137		176,760		3,757		940
SK Networks Co., Ltd.		2,734		120,100		4,653		3,257		358,633		13,289
MRO Korea Co., Ltd.		538		1,324		11		4,419		2,578		34
SK Networks Service Co., Ltd.		—		6,461		80		—		17,838		215
Others		13,074		27,057		1,275		14,158		37,682		4,118

Total	(Won)	267,221	(Won)	610,000	(Won)	57,588	(Won)	423,605	(Won)	1,489,632	(Won)	162,952

a-(2) Account balances

	As of September 30, 2011
	Accounts Receivable and loans		Short-term loans		Long-term loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	2,828	(Won)	—	(Won)	—	(Won)	—	(Won)	72,283	(Won)	197

Parent Company:
SK Holdings Co., Ltd.		194		—		—		—		—		—

Subsidiaries:
SK Telink Co., Ltd.		3,187		—		—		—		7,840		3,281
SK Communications Co., Ltd.		2,620		—		—		—		15,596		5,524
Loen Entertainment, Inc.		326		—		—		—		3,017		—
Ntreev Soft Co., Ltd.		4,799		—		—		—		—		—
Commerce Planet Co., Ltd.		10,413		—		—		—		20,055		—
SK Broadband Co., Ltd.		356		—		—		1,151		34,264		40,388
PS&Marketing Corporation		—		—		—		—		35,540		6,061
Service Ace Co., Ltd.		—		—		—		—		13,923		3,997
Service Top Co., Ltd.		—		—		—		—		11,979		3,367
Network O&S Co., Ltd.		292		—		—		—		2,952		170
SKT Vietnam PTE., Ltd.		3,874		—		—		—		—		—
Others		1		—		—		—		587		150

Associates:
SK Marketing & Company Co., Ltd.		3,606		—		—		—		21,504		—
F&U Credit Information Co., Ltd.		23		—		—		—		3,760		—
Wave City Development Co., Ltd.		38,412		—		—		—		—		—
HanaSK Card Co., Ltd.		6,741		—		—		—		895		—
Daehan Kanggun BcN Co., Ltd.		—		—		14,786		—		—		—
Others		—		575		1,832		—		1,027		—

Others:
SK MNS Co., Ltd.		993		—		—		—		1,425		—
SK Engineering & Construction Co., Ltd.		1,078		—		—		—		2,672		82
SK Telesys Co., Ltd.		489		—		—		—		7,601		—
SK Networks Co., Ltd.		949		—		—		5,513		16,677		696
MRO Korea Co., Ltd.		—		—		—		—		2,355		—
Others		2,463		—		—		91		11,647		47

Total	(Won)	83,644	(Won)	575	(Won)	16,618	(Won)	6,755	(Won)	287,599	(Won)	63,960

	As of December 31, 2010
	Accounts Receivable and loans		Short-term loans		Long-term loans		Guarantee deposits		Accounts payable		Guarantee deposits received

Ultimate parent company:
SK C&C Co., Ltd.	(Won)	843	(Won)	—	(Won)	—	(Won)	—	(Won)	163,154	(Won)	197

Parent Company:
SK Holdings Co., Ltd.		524		—		—		—		—		—

Subsidiaries:
SK Telink Co., Ltd.		4,573		—		—		—		9,086		3,439
SK Communications Co., Ltd.		2,239		—		—		—		8,706		5,524
Loen Entertainment, Inc.		665		—		—		—		4,058		—
Ntreev Soft Co., Ltd.		6,622		—		—		—		75		—
Commerce Planet Co., Ltd.		10,927		—		—		—		19,359		—
SK Broadband Co., Ltd.		3,373		—		—		1,151		63,917		39,462
PS&Marketing Corporation		1,085		—		—		—		27,133		5,913
Service Ace Co., Ltd.		164		—		—		—		10,078		3,890
Service Top Co., Ltd.		542		—		—		—		9,672		3,367
Network O&S Co., Ltd.		184		—		—		—		10,627		170
SK Telecom China Co., Ltd.		—		—		—		—		6,984		—
SKT Vietnam PTE., Ltd.		4,205		—		—		—		—		—
SKT Americas, Inc.		—		—		—		—		7,830		—
Others		224		—		—		—		911		150

Associates:
SK Marketing & Company Co., Ltd.		3,382		—		—		—		32,304		—
F&U Credit Information Co., Ltd.		47		—		—		—		7,002		—
Wave City Development Co., Ltd.		38,412		—		—		—		—		—
HanaSK Card Co., Ltd.		8,478		—		—		—		19,948		—
Daehan Kanggun BcN Co., Ltd.		—		—		30,224		—		—		—
Others		9		575		1,831		—		1,826		—

Others:
SK MNS Co., Ltd.		1,591		—		—		—		3,998		—
SK Engineering & Construction Co., Ltd.		1,171		—		—		—		16,148		82
SK Telesys Co., Ltd.		14,197		—		—		—		30,037		—
SK Networks Co., Ltd.		2,911		—		—		5,512		32,734		489
MRO Korea Co., Ltd.		5		—		—		—		1,408		—
Others		1,985		—		—		96		6,255		70

Total	(Won)	108,358	(Won)	575	(Won)	32,055	(Won)	6,759	(Won)	493,250	(Won)	62,753

b. Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three months and nine months ended September 30, 2011 and 2010 are as follows (In millions of Korean won):

	For the three months ended September 30, 2011						For the nine months ended September 30, 2011
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight(8) Registered directors (including outside directors)	(Won)	399	(Won)	107	(Won)	506	(Won)	9,230	(Won)	731	(Won)	9,961

	For the three months ended September 30, 2010						For the nine months ended September 30, 2010
Payee	Payroll		Severance indemnities		Total		Payroll		Severance indemnities		Total

Eight(8) Registered directors (including outside directors)	(Won)	358	(Won)	75	(Won)	433	(Won)	2,651	(Won)	518	(Won)	3,169

24. DERIVATIVE INSTRUMENTS

a. Currency swap contract under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)5,971 million (net of tax effect totaling (Won)1,242 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling (Won)23,150 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)1,240 million (net of tax effect totaling (Won)1,177 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling (Won)88,006 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporation Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)2,325 million (net of tax effect totaling (Won)656 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)35 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Mitsubishi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of September 30, 2011, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to (Won)760 million (net of tax effect totaling (Won)214 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling (Won)1,786 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and other five banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of September 30, 2011, in connection with unsettle foreign currency swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to (Won)80,579 million (excluding tax effect totaling (Won)22,727 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling (Won)14,042 million) is accounted for as other comprehensive loss. Meanwhile, the gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to (Won)129,806 million was charged to current operations.

b. Interest rate swap contract which no hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of (Won)3,389 million and loss on valuation of interest swap of (Won)3,279 million for the nine months ended September 30, 2011 and 2010, respectively, are charged to current operations.

As of September 30, 2011, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows (in thousands of U.S. dollars, Japanese yen and millions of Korean won):

					Fair value
Type	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated		Total

current assets:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012	(Won)	2,946	(Won)	—	(Won)	2,946
Non-current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013	(Won)	15,937	(Won)	—	(Won)	15,937
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		40,543		—		40,543
Floating-to-fixed cross currency swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		88,068		—		88,068

Total assets					(Won)	147,494	(Won)	—	(Won)	147,494

Current liabilities:
Floating-to-fixed cross currency interest swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 05, 2009 ~ Mar. 5, 2012		811		—		811
Floating-to-fixed	U.S. dollar denominated bonds	US$	220,000	Apr. 29, 2009 ~ Apr. 29, 2012		—		1,654		1,654
Interest rate swap

Total liabilities					(Won)	811	(Won)	1,654	(Won)	2,465

25. SEPERATE STATEMENTS OF CASH FLOWS

Adjustments for income and expenses from operating activities for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Gain on disposal of property, equipment and intangible assets	((Won)	1,184)	((Won)	7,609)
Interest income		(113,505)		(168,076)
Dividend income		(33,676)		(38,981)
Gain on foreign exchange translation		(225)		(15,402)
Gain on valuation of financial assets at FVTPL		(1,067)		—
Gain on disposal of long term investments assets		(158,495)		(26,836)
Gain on valuation of derivatives		(3,389)		—
Gain on valuation of financial liabilities at FVTPL		(52,377)		—
Gain on disposal of investments in associates		(1,990)		(6,408)
Other income		(2,879)		(1,405)
Interest expenses		148,375		204,821
Loss on valuation of short-term investment securities		—		6,404
Loss on foreign exchange translation		9,283		179
Loss on disposal of long term investments assets		302		62
Loss on valuation of derivatives		—		20,806
Loss on transaction of derivatives		5,136		—
Loss on valuation of financial liabilities at FVTPL		—		9,287
Loss on disposal of investments in associates		1,291		—
Income tax expense		512,952		429,252
Provision for retirement benefits		23,403		23,003
Depreciation and amortization		1,407,097		1,217,531
Bad debt expenses		29,295		40,672
Loss on disposal of property, equipment and intangible assets		13,585		33,479
Other bad debt expenses		4,524		4,259
Other expenses		4,854		12,263

	(Won)	1,791,310	(Won)	1,737,301

Changes in assets and liabilities from operating activities for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2011

Accounts receivable - trade	(Won)	89,147	(Won)	129,402
Accounts receivable - other		1,202,545		(482,185)
Advance payments		36,957		(22,920)
Prepaid expenses		44,124		(10,175)
Inventories		(6,843)		7,029
Other current assets		233		13,271
Long-term accounts receivables - other		518,762		(148,799)
Accounts payable -other		(254,493)		(11,946)
Advanced receipts		8,939		9,094
Withholdings		137,191		195,047
Current provision		(6,165)		148,461
Accrued expenses		(7,939)		42,697
Unearned revenue		(33,213)		(43,292)
Retirement benefit payment		(17,072)		(12,744)
Plan assets		9,436		4,380
Non-current provisions		35,492		(11,771)
Other non-current liabilities		(1,064)		40,767

	(Won)	1,756,037	((Won)	153,684)

Significant non-cash transactions for the nine months ended September 30, 2011 and 2010 are as follows (in millions of Korean won):

	For the nine months ended
	September 30, 2011		September 30, 2010

Transfer construction is progress to of property and equipment	(Won)	1,395,780	(Won)	580,951
Accounts payable -other of tangible assets and others		197,189		—
Write-off of accounts receivable-trade and others		36,061		31,320
Transfer long-term borrowings to current portion of long-term debt account		—		700,000
Transfer bonds payable to current portion of long-term debt account		809,781		418,760
Transfer long-term payables - other to current portion of long-term debt account		17,533		170,000

26. SUBSEQUENT EVENT

On November 11, 2011, in accordance with the resolution of the Board of Directors, the Company agreed to acquire 146,100,000 shares of common stock in Hynix Semiconductor Inc. for approximately (Won)3,426,675 million on February 14, 2012. The Company will acquire the investee’s common stock by cash settlement (old and new stock purchase), the Company’s ownership for Hynix Semiconductor Inc. will be 21.05%.

27. Spin-off

In accordance with the resolution of the Board of Directors on July 19, 2011 and the approval of general meeting of shareholders on August 31, 2011, the Company spin off its platform business segment and established SK Planet Co., Ltd. on October 1, 2011 SK Planet Co.,Ltd. was registered on October 5, 2011. General information related to the split-off are summarized as follows:

Description
Spin-off method	Simple physical spin-off
Spin-off company	SK Telecom Co., Ltd. (Surviving company)
SK Planet Co., Ltd. (New spin-off company)
Date of spin-off	October 1, 2011

The condensed financial information as of before and after the company’s split-off are as follows;

	Before (September 30 2011)		After (October 1, 2011)
	SK Telecom Co., Ltd.		SK Telecom Co., Ltd.		SK Planet Co., Ltd.
Total Assets	(Won)	19,400,114	(Won)	19,084,651	(Won)	1,545,537
Total Liabilities		7,673,828		7,358,365		315,463
Total Shareholders’ Equity		11,726,286		11,726,286		1,230,074

28. FINANCIAL RISK MANAGEMENT

Financial Risk Factors

The Company is exposed to credit risk, liquidity risk and market risks. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables, and financial liabilities such as trade and other payables, borrowings, and bonds payable.

a. Market risk

a-(1) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc if needed to hedge currency risk on business transactions. The occurrence of currency risk is mainly on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

The book value of the Company’s monetary assets and liabilities denominated in foreign currencies as of September 30, 2011, is as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent

US$	6,835	(Won)	8,062	1,063,205	(Won)	1,254,044
EUR	283		454	2,059		3,297
JPY	52,411		805	20,501,392		315,026
SGD	—		—	519		954
CNY	—		—	19		3

		(Won)	9,321		(Won)	1,573,324

Effects of a 10% change in foreign currency to the Company’s functional currency on income before income tax as of September 30, 2011 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese yen, thousands of other currencies):

	10% increase in KRW against foreign currency		10% decrease in KRW against foreign currency

US$	((Won)	66,408)	(Won)	66,408
EUR		(284)		284
JPY		(229)		229
Others		(196)		196

a-(2) Equity price risk

The Company has investments in listed and non-listed equity securities for its liquidity and ongoing operational purposes. As of September 30, 2011, marketable equity securities is (Won)1,102,282 million.

a-(3) Interest rate risk

The Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company is exposed to interest rate risk due to its borrowing with floating interest rate. The Company considers various alternatives to hedge its interest rate risk and optimize its financing, which includes refinancing, renewal, alternative finance and hedging options.

As of September 30, 2011, borrowings and bonds payables with floating interest rate is (Won)691,224 million and the Company has entered into interest rate swaps to hedge interest rate risk related to all floating-rate borrowings and bonds payables(Refer to Note 24).

As such, there would be no change in income before income tax even if there would be change in interest rate.

b. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information the Company establishes credit limits for each customer or counterparty.

For the nine months ended September 30, 2011, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are significantly overdue. As a result, the Company believes that the possibility of default is low. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institution. The amount of maximum exposure to credit risk of the Company is same as the book value of financial assets as of September 30, 2011.

In addition, the aging analysis of trade and other receivables that are past due at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 21.

c. Liquidity risk

The Company’s approach to managing liquidity is to ensure that it maintains sufficient cash equivalents balance and liquidity through the utilization of its various committed credit lines, while operating an effective & effective business.

The contractual maturity of financial liabilities of the Company as of September 30, 2011 is as follows (in millions of Korean won):

	Less than 1 year		1-5 years		More than 5 years		Total

Borrowings	(Won)	500,000	(Won)	117,950	(Won)	—	(Won)	617,950
Bonds payable (Note a)		991,697		1,512,076		671,800		3,175,573
Derivatives liabilities		2,465		—		—		2,465
Other payables (Note b)		1,483,982		317,843		—		1,801,825

Total	(Won)	2,978,144	(Won)	1,947,869	(Won)	671,800	(Won)	5,597,813

(Note a)	Exclusive of bond discount.
(Note b)	Includes undiscounted long-term payables and long-term security deposits the Company received.

Capital Management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The Company overall strategy remains unchanged since 2010.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the separate financial statements.

Debt-equity ratio as of September 30, 2011 and December 31, 2010 are as follows (In millions of Korean won):

	September 30, 2011		December 31, 2010

Debt	(Won)	7,673,828	(Won)	8,146,168
Equity		11,726,286		11,580,958

Debt-equity ratio		65.44%		70.34%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: January 6, 2012